As filed with the Securities and Exchange Commission on September 14, 2011

Registration No. 333-175932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

under

The Securities Act of 1933

VOCERA COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3669	94-3354663
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

525 Race Street

San Jose, CA 95126

(408) 882-5100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert J. Zollars

Chairman and Chief Executive Officer

Vocera Communications, Inc.

525 Race Street

San Jose, CA 95126

(408) 882-5100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Daniel J. Winnike, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jay M. Spitzen, Esq. General Counsel and Corporate Secretary Vocera Communications, Inc. 525 Race Street San Jose, CA 95126 (408) 882-5100	Eric C. Jensen, Esq. Matthew B. Hemington, Esq. John T. McKenna, Esq. Cooley LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.0003 per share .	$80,000,000	$9,288.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 14, 2011

Prospectus

            shares

Common stock

This is an initial public offering of shares of common stock of Vocera Communications, Inc. We are selling              shares of common stock, and the selling stockholders are selling              shares of common stock. The estimated initial public offering price is between $             and $            per share.

We have applied for the listing of our common stock on the New York Stock Exchange under the symbol “VCRA.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses	$	$

Proceeds to selling stockholders	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to          additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Piper Jaffray

Baird	William Blair & Company	Morgan Keegan

                    , 2011

VOCera

Communication solutions for healthcare professionals

The Vocera Communication Platform

Caregiver

Patient

Vocera

Nurses

Doctors

Support Services

Vocera helps hospitals improve patient safety and experience, caregiver satisfaction, and hospital workflow e_ciency and productivity.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors” and our consolidated financial statements and related notes, before making an investment decision.

Overview

We are a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. We help our customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through our Voice Communication solution and new Messaging and Care Transition solutions. Our Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. Our Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another.

Effective communication is extremely important in hospitals but is difficult to achieve given their mobile and widely dispersed staff. Nurses, doctors and other caregivers have responsibilities throughout the hospital, from the emergency department, operating rooms and patient recovery rooms to nursing stations and other locations inside and outside the hospital. Communication challenges are compounded by the critical nature of the information conveyed, and the need for around-the-clock patient care and seamless patient transitions at shift change and in transfers between departments.

Hospital communications are typically conducted through disparate components, including overhead paging, pagers and mobile phones, often relying on written records of who is serving in specific roles during a particular shift. These legacy communication methods are inefficient, often unreliable, noisy and do not provide “closed loop” communication (in which a caller knows if a message has reached its intended recipient). These communication deficiencies can negatively impact patient safety, delay patient care and result in operational inefficiencies. Our communication platform helps hospitals increase productivity and reduce costs by streamlining operations, and improves patient and staff satisfaction by creating a differentiated “Vocera hospital” experience.

At the core of our Voice Communication solution is a patent-protected software platform that we introduced in 2002. We have significantly enhanced and added features and functionality to this solution through ongoing development based on frequent interactions with our customers. Our software platform is built upon a scalable architecture and recognizes more than 100 voice commands. Users can instantly communicate with others using the Vocera communication badge, the Vocera Wi-Fi smartphone or through Vocera client applications available for BlackBerry, iPhone and Android smartphones and other mobile devices. Our Voice Communication solution can also be integrated with nurse call and other clinical systems to immediately and efficiently alert hospital workers to patient needs.

Our solutions are deployed in over 750 hospitals and healthcare facilities, including large hospital systems and small and medium-sized local hospitals, as well as in over 100 non-healthcare facilities. We sell our solutions to healthcare customers primarily through our direct sales force in the United States, and through direct sales and select distribution channels in international markets. In 2010, we generated revenue of $56.8 million, representing growth of 38.1% over 2009, and net income of $1.2 million. In the first six months of 2011, we generated revenue of $37.4 million, representing 45.9% growth over the first six months of 2010, and a net loss of $1.3 million.

Industry overview

Effective communication is extremely important among mobile and widely dispersed healthcare professionals in hospitals. As of March 31, 2011, there were over 6,800 hospitals in the United States. We believe that a combination of policy changes through healthcare reform, demographic trends and downward pressure on healthcare reimbursement is increasing financial pressure on hospitals and other healthcare providers. Furthermore, the nursing shortage in the United States, with over 115,000 openings, can detract from the patient experience and place further strain on hospital operations. Patients are increasingly selecting hospitals and healthcare providers based on quality of care, cost and overall experience with the provider. In addition, healthcare reform initiatives incorporate financial incentives for hospitals to improve the quality of care and patient satisfaction. These forces are driving hospitals to manage their operations more efficiently and to seek ways to improve staff and patient satisfaction through process improvements and technology solutions.

The primary communication methods used in hospitals have changed very little in decades. Traditionally, communication inside of a hospital has followed a hub and spoke model in which caregivers are required to leave the patient’s bedside and return to the nursing station in order to attempt to speak with other healthcare professionals. Communication challenges are compounded by the critical nature of the information conveyed, and the need for around-the-clock patient care and seamless patient transitions at shift change and in transfers between departments.

Traditional methods of hospital communication create several impediments to effective care and can degrade patient and caregiver satisfaction:

•

Time away from the bedside.    We believe that inefficient communication processes are one of the main factors that take the nurse away from the patient, which can be both stressful to the patient and frustrating to the nurse, potentially impacting safety and quality of care.

•

Inability to reach the appropriate caregiver in a timely manner.    With numerous people involved in the delivery of patient care in a hospital, valuable time can be lost identifying, locating and contacting the appropriate nurse, physician or other caregiver.

•

Noisy environments.    Traditional communication methods, which rely on overhead paging and device alarms, create noise in the hospital that can result in increased patient stress levels and staff frustration. Excessive noise can prevent patients from getting uninterrupted sleep and lengthen recovery time, resulting in an increased length of hospital stay.

•

Lack of closed loop communication.    Confirmation that the appropriate caregiver has received the transmitted information is typically not provided by traditional communication methods, adversely affecting patient care through delays and miscommunication.

Shortcomings in hospital communication not only cause inconvenience and frustration, but can also lead to medical errors and hospital inefficiencies. The Joint Commission, an independent healthcare accreditation organization, reported that in reports of over 800 sentinel events in hospitals in 2010, communication issues were involved in 82% of the events. In addition, communication problems can lead to delays in preparing, or identifying the availability of, critical hospital resources such as operating rooms or emergency rooms, leading to lost revenue opportunities. A 2010 University of Maryland study found that U.S. hospitals waste over $12 billion annually as a result of communication inefficiency among care providers.

Benefits of our solutions

We believe our solutions provide the following key benefits:

•

Improve patient safety.    The ability for users of our solutions to instantly connect with the right resources in a closed loop communication process can help reduce medical errors and accidental deaths.

•

Enhance patient experience.    Hospitals can improve patient satisfaction through reduced noise levels, more caregiver time at the patient’s bedside, faster response times and improved communication links between the patient and nurse.

•

Improve caregiver job satisfaction.    By replacing the traditional hub and spoke communication model, our Voice Communication solution enables caregivers to communicate more efficiently, spend more time caring for the patient at the bedside and walk fewer miles per shift, thus improving job satisfaction and employee retention.

•

Increase revenue and reduce expenses.    Hospital resources can be used more efficiently by improving workflow processes, such as increasing operating room turnover, which can lead to higher revenue and lower operating expenses.

Our strengths

We believe that we have the following key competitive strengths:

•

Unified communication solutions focused on the requirements of healthcare providers.    We provide solutions tailored to address communication and workflow challenges within hospitals. These solutions can be integrated with many of our customers’ clinical systems. Our healthcare market focus has led to the development of a platform that facilitates point-of-care communication, improves patient safety and satisfaction and increases hospital efficiency and productivity.

•

Comprehensive proprietary communication solutions.    Since our founding in 2000, we have built a unique, comprehensive unified communication solution consisting of our software platform, wearable communication badge, Wi-Fi smartphone and mobile applications. We believe our Voice Communication solution, which features a wearable, hands-free badge, is the only voice-controlled communication system designed for hospitals. Our proprietary platform, leveraging third-party speech recognition and voiceprint verification software, is a proven and scalable client-server solution. Our Voice Communication solution is protected by 13 issued U.S. patents, and eight U.S. patent applications are pending. We recently expanded our portfolio to include solutions that improve communication during patient care transitions and enable secure and reliable messaging.

•

Broad and loyal customer base.    We have a broad and diverse customer base ranging from large hospital systems to small local hospitals and other healthcare facilities. Our customers represent an aggregate of over 750 separate hospitals and other healthcare facilities. We have a growing U.S. customer base and are expanding to hospitals in other English-speaking countries. After an initial sale, our customers frequently expand the deployment of our solutions to additional departments and functional groups. In each quarter of 2010 and the first two quarters of 2011, over 85% of our revenue came from existing customers, demonstrating the loyalty of our customer base.

•

Recognized and trusted brand.    Our brand is recognized and endorsed among healthcare professionals as a trusted provider of healthcare communication solutions. Even among non-Vocera hospitals, we have a very strong brand reputation. In a survey we commissioned in 2010, we were the vendor most frequently mentioned by chief information officers, clinicians and other information technology decision makers at non-Vocera hospitals, when asked who they would consider for voice communication solutions. In addition, we have received the exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association, for our Voice Communication and Care Transition solutions.

•

Experienced management team.    Our management team has developed a culture of innovation with a focus on delivering value and service for our customers. Our management team includes industry executives with operational experience, understanding of the U.S. and international healthcare and technology markets and extensive relationships with hospitals, which we believe provides us with significant competitive advantages.

Our strategy

Our goal is to extend our leadership position as a provider of communication solutions in the healthcare market. Key elements of our strategy include:

•

Expand our business to new U.S. healthcare customers.    As of June 30, 2011, our solutions were deployed in approximately 9% of U.S. hospitals. We plan to continue to expand our direct sales force to win new customers among hospitals of all sizes.

•

Further penetrate our existing installed customer base.    Typically, our customers initially deploy our Voice Communication solution in a few departments of a hospital and gradually expand to additional departments, or additional hospitals within a healthcare system, as they come to fully appreciate the value of our solutions. A key part of our sales strategy includes promoting further adoption of our Voice Communication solution and demonstrating the value of our new Messaging and Care Transition solutions to our existing customers.

•

Extend our technology advantage and create new product solutions.    We intend to continue our investment in research and development to enhance the functionality of our communication solutions and increase the value we provide to our customers. We plan to invest in product upgrades, product line extensions and new solutions to enhance our portfolio, such as our recent introduction of client applications for the BlackBerry, iPhone and Android mobile platforms.

•

Pursue acquisitions of complementary businesses, technologies and assets.    In 2010, we completed four small acquisitions to expand our offerings, demonstrating that we can successfully source, acquire and integrate complementary businesses, technologies and assets. We intend to continue to pursue acquisition opportunities that we believe can accelerate the growth of our business.

•

Grow our international healthcare presence.    In addition to our core U.S. market, we sell primarily into other English-speaking markets, including Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. As of June 30, 2011, our solutions were deployed in over 90 healthcare facilities outside the United States. We plan to utilize our direct sales force and leverage channel partners to expand our presence in other English-speaking markets and enter non-English speaking countries.

•

Expand our communication solutions in non-healthcare markets.    While our current focus is on the healthcare market, we believe that our communication solutions can also provide value in non-healthcare markets, such as hospitality, retail and libraries.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk factors” following this prospectus summary before making an investment decision. These risks include:

•	We have incurred significant losses since our inception, and if we cannot achieve and maintain profitability, our business will be harmed and our stock price could decline.

•	We depend on sales of our Voice Communication solution in the healthcare market for substantially all of our revenue, and any decrease in its sales would harm our business.

•	If we fail to offer high-quality services and support for our Voice Communication solution, our ability to sell our solution could be harmed.

•

We depend on a number of sole source and limited source suppliers for several hardware and software components of our Voice Communication solution and on a single contract manufacturer. If we are unable to obtain these components or encounter problems with our contract manufacturer, our business and operating results could be harmed.

•	If we fail to successfully develop and introduce new solutions and features to existing solutions, our revenue, operating results and reputation could suffer.

Corporate information

We were incorporated in Delaware in February 2000. Our principal executive offices are located at 525 Race Street, San Jose, CA 95126, and our telephone number is (408) 882-5100. Our website address is www.vocera.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Unless otherwise indicated, the terms “Vocera,” “we,” “us” and “our” refer to Vocera Communications, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Vocera® and ExperiaHealth® are our primary registered trademarks in the United States. Other trademarks appearing in this prospectus are the property of their respective holders.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including repayment in full of outstanding borrowings under our credit facility and working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Risk Factors	You should carefully read the section titled “Risk factors” together with all of the other information set forth in this prospectus before deciding to invest in shares of our common stock.

Proposed NYSE symbol	VCRA

The shares of our common stock to be outstanding after this offering are based on 100,417,134 shares of our common stock outstanding as of June 30, 2011 and exclude:

•	19,868,147 shares issuable upon the exercise of stock options outstanding as of June 30, 2011, with a weighted average exercise price of $0.40 per share

•	1,280,379 shares issuable upon the exercise of warrants outstanding as of June 30, 2011, with a weighted average exercise price of $1.03 per share

•

             shares to be reserved for issuance under our 2011 Equity Incentive Plan and our 2011 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive compensation—Employee benefit plans”

Unless otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 77,498,252 shares of our common stock immediately upon the closing of this offering

•	a -for- reverse split of our capital stock, to be effected prior to the closing of this offering

•	the filing of our restated certificate of incorporation, which will occur immediately upon the closing of this offering

•	no exercise of options, warrants or rights outstanding as of the date of this prospectus

Summary consolidated financial data

The following tables summarize our consolidated financial data and should be read together with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results we expect in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year.

We derived the pro forma share and per share data for the year ended December 31, 2010 and the six months ended June 30, 2011 from the unaudited pro forma net income (loss) per share information in Note 3 of our “Notes to consolidated financial statements” in our audited financial statements included elsewhere in this prospectus. The pro forma share and per share data give effect to (i) the reclassification of our preferred stock warrant liability to additional paid-in capital upon conversion of our preferred stock warrants to common stock warrants, (ii) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and (iii) the repayment in full of outstanding borrowings under our credit facility using proceeds from this offering as if all such transactions had occurred on January 1, 2010.

	Years ended December 31,				Six months ended June 30,
(in thousands, except per share data)	2008	2009	2010		2010	2011

Consolidated statements of operations data:

Revenue
Product	$28,352	$25,985		$35,516	$16,019		$23,561
Service	11,474	15,154		21,287	9,616		13,835

Total revenue	39,826	41,139		56,803	25,635		37,396

Cost of revenue
Product	15,542	11,546		13,004	5,873		8,187
Service	4,225	4,320		8,171	3,220		6,199

Total cost of revenue	19,767	15,866		21,175	9,093		14,386

Gross profit	20,059	25,273		35,628	16,542		23,010

Operating expenses
Research and development	7,353	5,992		6,698	3,272		4,591
Sales and marketing	15,394	16,468		20,953	8,772		13,175
General and administrative	3,456	3,489		6,723	1,989		5,081

Total operating expenses	26,203	25,949		34,374	14,033		22,847

Income (loss) from operations	(6,144)	(676)		1,254	2,509		163
Interest income	182	52		33	19		8
Interest expense	(143)	(141)		(77)	(42)		(122)
Other income (expense), net	(208)	(227)		(367)	(251)		(1,217)

Income (loss) before income taxes	(6,313)	(992)		843	2,235		(1,168)
Benefit (provision) for income taxes	—	—		367	(21)		(174)

Net income (loss)	$(6,313)	$(992)		$1,210	$2,214		$(1,342)

Net income (loss) per share
Basic and diluted	$(0.52)	$(0.08)		$0.00	$0.00		$(0.07)

Weighted average shares outstanding
Basic	12,085	12,234		13,342	12,981		18,989

Diluted	12,085	12,234		17,080	16,052		18,989

Pro forma net income per share (unaudited)
Basic			$			$

Diluted			$			$

Pro forma weighted average shares outstanding (unaudited)
Basic

Diluted

Other financial data:
Adjusted EBITDA(1)	$(4,800)	$578		$3,821	$3,073		$1,773

(1)	Please see ”Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to adjusted EBITDA.

Consolidated balance sheet data as of June 30, 2011 are presented below:

•	on an actual basis

•

on a pro forma basis to reflect the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of our preferred stock warrants to common stock warrants and the conversion of all outstanding shares of our preferred stock into 77,498,252 shares of our common stock, each immediately upon the closing of this offering as if the reclassification and conversion had occurred on June 30, 2011

•

on a pro forma as adjusted basis to further reflect (i) the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the application of $             million of the net proceeds from this offering to repay in full outstanding borrowings under our credit facility

June 30, 2011 (in thousands)	Actual	Pro forma	Pro forma as adjusted(1)

Consolidated balance sheet data:
Cash and cash equivalents	$11,835	$11,835	$
Total assets	45,318	45,318
Total borrowings	9,333	9,333
Convertible preferred stock warrant liability	2,073	—
Convertible preferred stock	53,013	—
Total stockholders’ equity (deficit)	(50,065)	5,021

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We present adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. In addition, adjusted EBITDA is a financial measure used by the compensation committee of the board of directors to pay bonuses under our executive bonus plan. For 2010, the compensation committee made adjustments in addition to those reflected in the table below.

Our management uses adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In particular:

•	Adjusted EBITDA does not reflect interest income we earn on cash and cash equivalents, interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax provision.

•	Adjusted EBITDA does not reflect all of our cash expenditures, or future requirements for capital expenditures.

•	Adjusted EBITDA does not include amortization expense from acquired intangible assets.

•	Adjusted EBITDA does not include the impact of stock-based compensation.

•	Others may calculate adjusted EBITDA differently than we do and these calculations may not be comparable to our adjusted EBITDA metric.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with GAAP.

The table below presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

Net income (loss)	$(6,313)	$(992)	$1,210	$2,214	$(1,342)
Interest income	(182)	(52)	(33)	(19)	(8)
Interest expense	143	141	77	42	122
Provision (benefit) for income taxes	—	—	(367)	21	174
Depreciation and amortization	809	754	732	368	309
Amortization of purchased intangibles	—	—	223	—	502
Stock-based compensation	481	492	508	238	378
Acquisition related costs(1)	—	—	1,047	—	—
Change in fair value of warrant and option liabilities	262	235	424	209	1,638

Adjusted EBITDA	$(4,800)	$578	$3,821	$3,073	$1,773

(1)	Acquisition related costs consist of third-party costs we incurred in connection with acquisitions we completed in 2010.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected if any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

We have incurred significant losses since inception, and may incur losses in the future.

We have incurred significant losses since our inception and may incur losses in the future as we continue to grow our business. As of December 31, 2010 and June 30, 2011, we had an accumulated deficit of $54.4 million and $55.7 million, respectively. We expect our expenses to increase due to the hiring of additional personnel and the additional operational and reporting costs associated with being a public company. If we cannot achieve and maintain profitability, our business will be harmed and our stock price could decline.

Our ability to achieve and maintain profitability in the future depends upon continued demand for our communication solutions from existing and new customers. Further market adoption of our solutions, including increased penetration within our existing customers, depends upon our ability to improve patient safety and satisfaction and increase hospital efficiency and productivity. In addition, our profitability will be affected by, among other things, our ability to execute on our business strategy, the timing and size of orders, the pricing and costs of our solutions, and the extent to which we invest in sales and marketing, research and development and general and administrative resources.

We depend on sales of our Voice Communication solution in the healthcare market for substantially all of our revenue, and any decrease in its sales would harm our business.

To date, substantially all of our revenue has been derived from sales of our Voice Communication solution to the healthcare market and, in particular, hospitals. Any decrease in revenue from sales of our Voice Communication solution would harm our business. For 2010 and the six months ended June 30, 2011, sales of our Voice Communication solution to the healthcare market accounted for 97.8% and 98.0% of our revenue, respectively. In addition, we obtained a significant portion of these sales from existing hospital customers. We only recently began offering our Messaging and Care Transition solutions, and we anticipate that sales of our Voice Communication solution will represent a significant portion of our revenue for the foreseeable future. While we are evaluating new solutions for non-healthcare markets, we may not be successful in applying our technology to these markets. In any event, we do not anticipate that sales of our Voice Communication solution in non-healthcare markets will represent a significant portion of our revenue for the foreseeable future.

Our success depends in part upon the deployment of our Voice Communication solution by new hospital customers, the expansion and upgrade of our solution at existing customers, and our ability to continue to provide on a timely basis cost-effective solutions that meet the requirements of our hospital customers. Our Voice Communication solution requires a substantial upfront investment by customers. Typically, our hospital customers initially deploy our solutions for specific users in specific departments before expanding our solution into other departments or for other users. The cost of the initial deployment depends on the number of users and departments involved, the size and age of the hospital and the condition of the existing wireless infrastructure, if any, within the hospital. During 2010, the initial purchase order for new hospital deployments of our Voice Communication solution ranged from approximately $75,000 to approximately $1.2 million, with an average initial deployment cost of approximately $250,000, which amounts do not include any additional investment in wireless infrastructure that may have been required in order to implement our solution.

Even if hospital personnel determine that our Voice Communication solution provides compelling benefits over their existing communications methods, their hospitals may not have, or may not be willing to spend, the resources necessary to install and maintain wireless infrastructure to initially deploy and support our solution or expand our solution to other departments or users. Hospitals are currently facing significant budget constraints, ever increasing demands from a growing number of patients, and impediments to obtaining reimbursements for their services. We believe hospitals are currently allocating funds for capital and infrastructure improvements to benefit from recently enacted electronic medical records incentives, which may impact their ability to purchase and deploy our solutions. We might not be able to sustain or increase our revenue from sales of our Voice Communication solution, or achieve the growth rates that we envision, if hospitals continue to face significant budgetary constraints and reduce their spending on communications systems.

Our sales cycle can be lengthy and unpredictable, which may cause our revenue and operating results to fluctuate significantly.

Our sales cycles can be lengthy and unpredictable. Our sales efforts involve educating our customers about the use and benefits of our solutions, including the technical capabilities of our solutions and the potential cost savings and productivity gains achievable by deploying them. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions but also their existing communications methods and those of our competitors, and can result in a lengthy sales cycle of nine to 12 months or more. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our solutions are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. As a result, our revenue and operating results may vary significantly from quarter to quarter.

If we fail to increase market awareness of our brand and solutions, and expand our sales and marketing operations, our business could be harmed.

We intend to continue to add personnel and expend resources in sales and marketing as we focus on expanding awareness of our brand and solutions and capitalize on sales opportunities with new and existing customers. Our efforts to improve sales of our solutions will result in an increase in our sales and marketing expense and general and administrative expense, and these efforts may not be successful. Some newly hired sales and marketing personnel may subsequently be determined to be unproductive and have to be replaced, resulting in operational and sales delays and incremental costs. If we are unable to significantly increase the awareness of our brand and solutions or effectively manage the costs associated with these efforts, our business, financial condition and operating results could be harmed.

If we fail to offer high-quality services and support for our Voice Communication solution, our ability to sell our solution will be harmed.

Our ability to sell our Voice Communication solution is dependent upon our professional services and technical support teams providing high-quality services and support. Our professional services team assists our customers with their wireless infrastructure assessment, clinical workflow design, communication solution configuration, training and project management during the pre-deployment and deployment stages. Once our solution is deployed within a customer’s facility, the customer typically depends on our technical support team to help resolve technical issues, assist in optimizing the use of our solution and facilitate adoption of new functionality. If we do not effectively assist our customers in deploying our solution, succeed in helping our customers quickly resolve technical and other post-deployment issues, or provide effective ongoing support services, our ability to expand the use of our solution with existing customers and to sell our solution to new customers will be harmed. If deployment of our solution is unsatisfactory, as has been the case with certain third-party deployments in the past, we may incur significant costs to attain and sustain customer satisfaction. As we rapidly hire new services and support personnel, we may inadvertently hire underperforming people who will have to be replaced, leading in some instances to slower growth, additional costs and poor customer relations. In addition, the failure of channel partners to provide high-quality services and support in markets outside the United States could also harm sales of our solution.

We depend on a number of sole source and limited source suppliers, and if we are unable to source our components from them, our business and operating results could be harmed.

We depend on sole and limited source suppliers for several hardware components of our Voice Communication solution, including our batteries and integrated circuits. We purchase inventory generally through individual purchase orders. Any of these suppliers could cease production of our components, experience capacity constraints, material shortages, work stoppages, financial difficulties, cost increases or other reductions or disruptions in output, cease operations or be acquired by, or enter into exclusive arrangements with, a competitor. These suppliers typically rely on purchase orders rather than long-term contracts with their suppliers, and as a result, even if available, the supplier may not be able to secure sufficient materials at reasonable prices or of acceptable quality to build our components in a timely manner. Any of these circumstances could cause interruptions or delays in the delivery of our solutions to our customers, and this may force us to seek components from alternative sources, which may not have the required specifications, or be available in time to meet demand or on commercially reasonable terms, if at all. Any of these circumstances may also force us to redesign our solutions if a component becomes unavailable in order to incorporate a component from an alternative source.

Our solutions incorporate multiple software components obtained from licensors on a non-exclusive basis, such as voice recognition software, software supporting the runtime execution of our software platform, and database and reporting software. Our license agreements can be terminated for cause. In many cases, these license agreements specify a limited term and are only renewable beyond that term with the consent of the licensor. If a licensor terminates a license agreement for cause, objects to its renewal, or conditions renewal on modified terms and conditions, we may be unable to obtain licenses for equivalent software components on reasonable terms and conditions, including licensing fees, warranties or protection from infringement claims. Some licensors may discontinue licensing their software to us or support of the software version used in our solutions. In such circumstances, we may need to redesign our solutions at substantial cost to incorporate alternative software components or be subject to higher royalty costs. Any of these circumstances could adversely affect the cost and availability of our solutions.

Third-party licensors generally require us to incorporate specific license terms and conditions in our agreements with our customers. If we are alleged to have failed to incorporate these license terms and conditions, we may be subject to claims by these licensors, incur significant legal costs defending ourselves against such claims and, if such claims are successful, be subject to termination of licenses, monetary damages, or an injunction against the continued distribution of one or more of our solutions.

Because we depend upon a contract manufacturer, our operations could be harmed and we could lose sales if we encounter problems with this manufacturer.

We do not have internal manufacturing capabilities and rely upon a contract manufacturer, SMTC Corporation, to produce the primary hardware component of our Voice Communication solution. We have entered into a manufacturing agreement with SMTC that is terminable by either party with advance notice and that may also be terminated for a material uncured breach. We also rely on original design manufacturers, or ODMs, to produce accessories, including batteries, chargers and attachments. If SMTC or an ODM is unable or unwilling to continue manufacturing components of our solutions in the volumes that we require, fails to meet our quality specifications or significantly increases its prices, we may not be able to deliver our solution to our customers with the quantities, quality and performance that they expect in a timely manner. As a result, we could lose sales and our operating results could be harmed.

SMTC or ODMs may experience problems that could impact the quantity and quality of components of our Voice Communication solution, including disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, component or material shortages and cost increases. SMTC and these ODMs generally rely on purchase orders rather than long-term contracts with their suppliers, and as a result, may not be able to secure sufficient components or other materials at reasonable prices or of acceptable quality to build components of our solutions in a timely manner. The majority of the components of our Voice Communication solution are manufactured in Asia or Mexico and adverse changes in political or economic circumstances in those locations could also disrupt our supply and quality of components of our solutions. SMTC and our ODMs also manufacture products for other companies. Generally, our orders represent a relatively small percentage of the overall orders received by SMTC and these ODMs from their customers; therefore, fulfilling our orders may not be a priority in the event SMTC or an ODM is constrained in its ability to fulfill all of its customer obligations. In addition, if SMTC or an ODM is unable or unwilling to continue manufacturing components of our solutions, we may have to identify one or more alternative manufacturers. The process of identifying and qualifying a new contract manufacturer or ODM can be time consuming, and we may not be able to substitute suitable alternative manufacturers in a timely manner or at an acceptable cost. Additionally, transitioning to a new manufacturer may cause us to incur additional costs and delays if the new manufacturer has difficulty manufacturing components of our solutions to our specifications or quality standards.

If we fail to forecast our manufacturing requirements accurately, or fail to properly manage our inventory with our contract manufacturer, we could incur additional costs and experience manufacturing delays, which can adversely affect our operating results.

We place orders with our contract manufacturer, SMTC, and we and SMTC place orders with suppliers based on forecasts of customer demand. Because of our international low cost sourcing strategy, our lead times are long and cause substantially more risk to forecasting accuracy than would result were lead times shorter. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates affecting our ability to meet our customers’ demands for our solutions. If demand for our solutions increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to expedite the manufacture and delivery of additional inventory. If we underestimate customer demand, our contract manufacturer may have inadequate materials and subcomponents on hand to produce components of our solutions, which could result in manufacturing interruptions, shipment delays, deferral or loss of revenue, and damage to our customer relationships. Conversely, if we overestimate customer demand, we and SMTC may purchase more inventory than required for actual customer orders, resulting in excess or obsolete inventory, thereby increasing our costs and harming our operating results.

If hospitals do not have and are not willing to install the wireless infrastructure required to operate our Voice Communication solution, then they may experience technical problems or not purchase our solution at all.

The effectiveness of our Voice Communication solution depends upon the quality and compatibility of the communications environment of our healthcare customers. Our solutions require voice-grade wireless, or Wi-Fi, installed through large enterprise environments, which can vary from hospital to hospital and from department to department within a hospital. Many hospitals have not installed a voice-grade wireless infrastructure. If potential customers do not have a wireless network that can properly and fully interoperate with our Voice Communication solution, then such a network must be installed, or an existing Wi-Fi network must be upgraded, for example, by adding access points in stairwells, for our Voice Communication solution to be fully functional. The additional cost of installing or upgrading a Wi-Fi network may dissuade potential customers from installing our solution. Furthermore, if changes to a customer’s physical or information technology environment cause integration issues or degrade the effectiveness of our solution, or if the customer fails to upgrade its environment as may be required for software releases or updates, the customer may not be able to fully utilize our solution or may experience technical problems. If such circumstances arise, prospective customers may not purchase or existing customers may not expand their use of or deploy upgraded versions of our Voice Communication solution, thereby harming our business and operating results.

We plan to opportunistically expand our communications solutions in non-healthcare markets, but this expansion may not be successful.

We are currently focused on selling our communications solutions to the healthcare market. We are evaluating how to further serve non-healthcare markets, but we plan to address non-healthcare markets opportunistically. We may not be successful in further penetrating the current non-healthcare markets we serve or in selling our solutions to new markets. For the six months ended June 30, 2011, we had over 100 customers in non-healthcare verticals, including hospitality, retail and libraries, accounting for 2.0% of our revenue. If we cannot maintain these customers by providing communications solutions that meet their requirements, if we cannot successfully expand our communications solutions in non-healthcare markets, or if our solutions are adopted more slowly than we anticipate, we may not obtain significant revenue from these markets. We may experience challenges as we expand in non-healthcare markets, including pricing pressure on our solutions and technical issues as we adapt our solutions for the requirements of new markets. Our communications solutions also may not contain the functionality required by these non-healthcare markets or may not sufficiently differentiate us from competing solutions such that customers can justify deploying our solutions.

If we fail to successfully develop and introduce new solutions and features to existing solutions, our revenue, operating results and reputation could suffer.

Our success depends, in part, upon our ability to develop and introduce new solutions and features to existing solutions that meet existing and new customer requirements. We may not be able to develop and introduce new solutions or features on a timely basis or in response to customers’ changing requirements, or that sufficiently differentiate us from competing solutions such that customers can justify deploying our solutions. We may experience technical problems and additional costs as we introduce new features to our software platform, deploy future models of our wireless badges and integrate new solutions with existing customer clinical systems and workflows. In addition, we may face technical difficulties as we expand into non-English speaking countries and incorporate non-English speech recognition capabilities into our Voice Communication solution. Any new wireless badges may also reduce demand for our existing badges, and we must successfully manage the transition from existing badges, avoid excessive inventory levels and ensure that sufficient supplies of new badges can be delivered to meet customer demand. We also may incur substantial costs or delays in the manufacture of components of new models as we seek to optimize production methods and processes at our contract manufacturer. In addition, we expect that we will at least initially achieve lower gross margins on new models, while endeavoring to reduce manufacturing costs over time. If any of these problems were to arise, our revenue, operating results and reputation could suffer.

If we do not achieve the anticipated strategic or financial benefits from our acquisitions or if we cannot successfully integrate them, our business and operating results could be harmed.

We have acquired, and in the future may acquire, complementary businesses, technologies or assets that we believe to be strategic, such as our four acquisitions completed in 2010. We may not achieve the anticipated strategic or financial benefits, or be successful in integrating any acquired businesses, technologies or assets. If we cannot effectively integrate our Voice Communication solution with our new Messaging and Care Transition solutions and successfully market and sell these solutions, we may not achieve market acceptance for, or significant revenue from, these new solutions.

Integrating newly acquired businesses, technologies and assets could strain our resources, could be expensive and time consuming, and might not be successful. Our recent acquisitions expose us, and if we acquire or invest in additional businesses, technologies or assets, we will be further exposed, to a number of risks, including that we may:

•	experience technical issues as we integrate acquired businesses, technologies or assets into our existing communications solutions

•	encounter difficulties leveraging our existing sales and marketing organizations, and direct sales channels, to increase our revenue from acquired businesses, technologies or assets

•	find that the acquisition does not further our business strategy, we overpaid for the acquisition or the economic conditions underlying our acquisition decision have changed

•	have difficulty retaining the key personnel of acquired businesses

•

suffer disruption to our ongoing business and diversion of our management’s attention as a result of transition or integration issues and the challenges of managing geographically or culturally diverse enterprises

•

experience unforeseen and significant problems or liabilities associated with quality, technology and legal contingencies relating to the acquisition, such as intellectual property or employment matters

In addition, from time to time we may enter into negotiations for acquisitions that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including the proceeds of this offering. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, the ownership of existing stockholders would be diluted. In addition, acquisitions may result in the incurrence of debt, contingent liabilities, large write-offs, or other unanticipated costs, events or circumstances, any of which could harm our operating results.

If we are not able to manage our growth effectively, or if our business does not grow as we expect, our operating results will suffer.

We have experienced significant revenue growth in a short period of time. Our revenue increased from $39.8 million for 2008 to $56.8 million for 2010, and from $25.6 million for the six months ended June 30, 2010 to $37.4 million for the six months ended June 30, 2011. During these periods, we significantly expanded our operations. For example, in order to transition, to a direct sales model for the U.S. healthcare market in place of a reseller and indirect sales model, we more than doubled the number of our employees, from 123 as of January 1, 2009 to 268 as of June 30, 2011.

Our rapid growth has placed, and will continue to place, a significant strain on our management systems, infrastructure and other resources. We plan to hire additional direct sales and marketing personnel domestically and internationally, acquire complementary businesses, technologies or assets, and increase our investment in research and development. Our future operating results depend to a large extent on our ability to successfully implement these plans and manage our anticipated expansion. To do so successfully we must, among other things:

•	manage our expenses in line with our operating plans and current business environment

•	maintain and enhance our operational, financial and management controls, reporting systems and procedures

•	integrate acquired businesses, technologies or assets

•	manage operations in multiple locations and time zones

•	develop and deliver new solutions and enhancements to existing solutions efficiently and reliably

We expect to incur costs associated with these investments before the anticipated benefits or the returns are realized, if at all. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or enhancements to existing solutions. We may also fail to satisfy customer requirements, maintain quality, execute our business plan or respond to competitive pressures, which could result in lower revenue and a decline in the share price of our common stock.

We generally recognize revenue from maintenance and support contracts for our Voice Communication solution over the contract term, and changes in sales may not be immediately reflected in our operating results.

We generally recognize revenue from our customer maintenance and support contracts for our Voice Communication solution ratably over the contract term, which is typically 12 months, in some cases subject to an early termination right. For 2010 and the six months ended June 30, 2011, revenue from our maintenance and support contracts accounted for 30.7% and 27.2% of our revenue, respectively. A portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to maintenance and support contracts entered into during previous quarters. Consequently, a decline in new or renewed maintenance and support by our customers in any one quarter may not be immediately reflected in our revenue for that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services and potential changes in our rate of renewals may not be fully reflected in our operating results until future periods.

Our revenue and operating results have fluctuated, and are likely to continue to fluctuate, which may make our quarterly results difficult to predict, cause us to miss analyst expectations and cause the price of our common stock to decline.

Our operating results may be difficult to predict, even in the near term, and are likely to fluctuate as a result of a variety of factors, many of which are outside of our control. We have historically obtained substantially all of our revenue from the sale of our Voice Communication solution, which we anticipate will represent the most significant portion of our revenue for the foreseeable future, as we only recently began offering our Messaging and Care Transition solutions.

Comparisons of our revenue and operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Each of the following factors, among others, could cause our operating results to fluctuate from quarter to quarter:

•	the financial health of our healthcare customers and budgetary constraints on their ability to upgrade their communications

•	changes in the regulatory environment affecting our healthcare customers, including impediments to their ability to obtain reimbursement for their services

•	our ability to expand our sales and marketing operations

•	the procurement and deployment cycles of our healthcare customers and the length of our sales cycles

•	variations in the amount of orders booked in a prior quarter but not delivered until later quarters

•	our mix of solutions and pricing, including discounts by us or our competitors

•	our ability to forecast demand and manage lead times for the manufacture of our solutions

•	our ability to develop and introduce new solutions and features to existing solutions that achieve market acceptance

Our success depends upon our ability to attract, integrate and retain key personnel, and our failure to do so could harm our ability to grow our business.

Our success depends, in part, on the continuing services of our senior management and other key personnel, including in particular our executive officers and founder, as identified under “Management—Executive officers and directors,” and our ability to continue to attract, integrate and retain highly skilled personnel, particularly in engineering, sales and marketing. Competition for highly skilled personnel is intense, particularly in the Silicon Valley where our headquarters are located. If we fail to attract, integrate and retain key personnel, our ability to grow our business could be harmed.

The members of our senior management and other key personnel are at-will employees, and may terminate their employment at any time without notice. If they terminate their employment, we may not be able to find qualified individuals to replace them on a timely basis or at all and our senior management may need to divert their attention from other aspects of our business. Former employees may also become employees of a competitor. We may also have to pay additional compensation to attract and retain key personnel. We also anticipate hiring additional engineering, marketing and sales personnel to grow our business. Often, significant amounts of time and resources are required to train these personnel. We may incur significant costs to attract, integrate and retain them, and we may lose them to a competitor or another company before we realize the benefit of our investments in them.

We primarily compete in the rapidly evolving and competitive healthcare market, and if we fail to effectively respond to competitive pressures, our business and operating results could be harmed.

We believe that at this time the primary competition for our Voice Communication solution consists of traditional methods using wired phones, pagers and overhead intercoms. While we believe that our system is superior to these legacy methods, our solution requires a significant infrastructure investment by a hospital and many hospitals may not recognize the value of implementing our solution.

Manufacturers and distributors of product categories such as cellular phones, pagers, mobile radios, and in-building wireless telephones attempt to sell their products to hospitals as components of an overall communication system. Of these product categories, in-building wireless telephones represent the most significant competition for the sale of our solution. The market for in-building wireless phones is dominated by large horizontal communications companies such as Cisco Systems, Ascom and Polycom. In addition, while smartphones and tablets are not at present direct competitors, their proliferation may make them a de facto standard for hospital workflow, thereby making our solution less attractive to customers.

While we do not have a directly comparable competitor that provides a richly featured voice communication system for the healthcare market, we could face such competition in the future. Potential competitors in the healthcare or communications markets include large, multinational companies with significantly more resources to dedicate to product development and sales and marketing. These companies may have existing relationships within the hospital, which may enhance their ability to gain a foothold in our market. Customers may prefer to purchase a more highly integrated or bundled solution from a single provider or an existing supplier rather than a new supplier, regardless of performance or features.

Accordingly, if we fail to effectively respond to competitive pressures, we could experience pricing pressure, reduced profit margins, higher sales and marketing expenses, lower revenue and the loss of market share, any of which would harm our business, operating results or financial condition.

Our international operations subject us, and may increasingly subject us in the future, to operational, financial, economic and political risks abroad.

Although we derive a relatively small portion of our revenue from customers outside the United States, we believe that non-U.S. customers could represent an increasing share of our revenue in the future. During 2010 and the six months ended June 30, 2011, we obtained 9.7% and 8.4% of our revenue, respectively, from customers outside of the United States, including Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. Accordingly, we are subject to risks and challenges that we would not otherwise face if we conducted our business solely in the United States, including:

•	challenges incorporating non-English speech recognition capabilities into our solutions as we expand into non-English speaking countries

•	difficulties integrating our solutions with wireless infrastructures with which we do not have experience

•	difficulties integrating local dialing plans and applicable PBX standards

•	challenges associated with delivering support, training and documentation in several languages

•	difficulties in staffing and managing personnel and resellers

•

the need to comply with a wide variety of foreign laws and regulations, including increasingly stringent data privacy regulations, requirements for export controls for encryption technology, changes in tax laws and tax audits by government agencies

•	political and economic instability in, or foreign conflicts that involve or affect, the countries of our customers

•	difficulties in collecting accounts receivable and longer accounts receivable payment cycles

•	exposure to competitors who are more familiar with local markets

•	limited or unfavorable intellectual property protection in some countries

•	currency exchange rate fluctuations, which could affect the price of our solutions relative to locally produced solutions

Any of these factors could harm our existing international business, impair our ability to expand into international markets or harm our operating results.

Our Voice Communication solution is highly complex and may contain undetected software or hardware errors that could harm our reputation and operating results.

Our Voice Communication solution incorporates complex technology, is deployed in a variety of complex hospital environments and must interoperate with many different types of devices and hospital systems. While we test the components of our solutions for defects and errors prior to release, we or our customers may not discover a defect or error until after we have deployed our solution, integrated it into the hospital environment and our customer has commenced general use of the solution. For example, in 2005, the prior model of our wireless badge, the B1000, was affected by chipset compatibility issues with certain wireless access points at customer facilities, resulting in our exchanging a large percentage of deployed badges for new badges. We did this exchange at no cost to our customers, thereby incurring substantial costs. In addition, our solutions in some cases are integrated with hardware and software offered by “middleware” vendors in order to interoperate with nurse call systems, device alarms and other hospital systems. If we cannot successfully integrate our solution with these vendors as needed or if any hardware or software of these vendors contains any defect or error, then our solution may not perform as designed, or may exhibit a defect or error.

Any defects or errors in, or which are attributed to, our solutions, could result in:

•	delayed market acceptance of our affected solutions

•	loss of revenue or delay in revenue recognition

•	loss of customers or inability to attract new customers

•	diversion of engineering or other resources for remedying the defect or error

•	damage to our brand and reputation

•	increased service and warranty costs

•	legal actions by our customers and hospital patients

If any of these occur, our operating results and reputation could be harmed.

We face potential liability related to the privacy and security of personal information collected through our solutions.

In connection with our healthcare communications business, we may handle or have access to personal health information subject in the United States to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, regulations issued pursuant to these statutes, state privacy and security laws and regulations, and associated contractual obligations as a “business associate” of healthcare providers. These statutes and regulations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply. Our failure to accurately anticipate the application or interpretation of these laws and regulations as we develop our solutions or a failure by us to comply with their requirements (e.g., evolving encryption and security requirements) could create material civil and/or criminal liability for us, resulting in adverse publicity and negatively affecting our business.

In addition, the use and disclosure of personal health information is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability to us, result in adverse publicity and negatively affect our business.

For example, the European Union, or EU, adopted the Data Protection Directive, or DPD, imposing strict regulations and establishing a series of requirements regarding the storage of personally identifiable information on computers or recorded on other electronic media. This has been implemented by all EU member states through national laws. DPD provides for specific regulations requiring all non-EU countries doing business with EU member states to provide adequate data privacy protection when receiving personal data from any of the EU member states. Similarly, Canada’s Personal Information and Protection of Electronic Documents Act provides Canadian residents with privacy protections in regard to transactions with businesses and organizations in the private sector and sets out ground rules for how private sector organizations may collect, use and disclose personal information in the course of commercial activities. A finding that we have failed to comply with applicable laws and regulations regarding the collection, use and disclosure of personal information could create liability for us, result in adverse publicity and negatively affect our business.

Any legislation or regulation in the area of privacy and security of personal information could affect the way we operate our services and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our solutions, and may affect our ability to invest in or jointly develop solutions in the United States and in foreign jurisdictions. Further, we cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

Developments in the healthcare industry and governing regulations could negatively affect our business.

Substantially all of our revenue is derived from customers in the healthcare industry, in particular, hospitals. The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Developments generally affecting the healthcare industry, including new regulations or new interpretations of existing regulations, could adversely affect spending on information technology and capital equipment by reducing funding, changes in healthcare pricing or delivery, or creating impediments for obtaining healthcare reimbursements, thereby causing our sales to decline and negatively impacting our business. For example, the profit margins of our hospital customers are modest and pending changes in reimbursement for healthcare costs may reduce the overall solvency of our customers or cause further deterioration in their financial or business condition.

In March 2010, the United States enacted comprehensive healthcare reform legislation through the Patient Protection and Affordable Health Care for America Act and the Health Care and Education Reconciliation Act. The new law is expected to increase the number of Americans with health insurance coverage by approximately 32 million through individual and employer mandates, subsidies offered to lower income individuals with smaller employers and broadening of Medicaid eligibility, and to affect healthcare reimbursement levels for healthcare providers. We cannot predict with certainty what the ultimate effect of federal healthcare reform or any future legislation or regulation, or healthcare initiatives, if any, implemented at the state level, will have on us or our customers. For example, the federal healthcare reform imposes a 2.3% excise tax on medical devices beginning January 2013, to which our company would be subject if any of our communications solutions are classified as medical devices. The impact of the tax, coupled with reform-associated payment reductions to Medicare and Medicaid reimbursement, could harm our business, operating results and cash flows.

In addition, our customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to our communications solutions. The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the markets for our solutions will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

Our use of open source and non-commercial software components could impose risks and limitations on our ability to commercialize our solutions.

Our solutions contain software modules licensed under open source and other types of non-commercial licenses, including the GNU Public License, the GNU Lesser Public License, the Apache License and others. We also may incorporate open source and other licensed software into our solutions in the future. Use and distribution of such software may entail greater risks than use of third-party commercial software, as licenses of these types generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some of these licenses require the release of our proprietary source code to the public if we combine our proprietary software with open source software in certain manners. This could allow competitors to create similar products with lower development effort and time and ultimately result in a loss of sales for us.

The terms of many open source and other non-commercial licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such event, in order to continue offering our solutions, we could be required to seek licenses from alternative licensors, which may not be available on a commercially reasonable basis or at all, to re-engineer our solutions or to discontinue the sale of our solutions in the event we cannot obtain a license or re-engineer our solutions on a timely basis, any of which could harm our business and operating results. In addition, if an owner of licensed software were to allege that we had not complied with the conditions of the corresponding license agreement, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages, be required to disclose our source code, or be enjoined from the distribution of our solutions.

Claims of intellectual property infringement could harm our business.

Vigorous protection and pursuit of intellectual property rights has resulted in protracted and expensive litigation for many companies in our industry. Although claims of this kind have not materially affected our business to date, there can be no assurance of the absence of such claims in the future. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements, any of which could harm our business and operating results.

Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a limited portfolio of issued patents compared to many other industry participants, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products and against whom our potential patents may provide little or no deterrence. Many potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain solutions or performing certain services. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends, in part, on our ability to protect our proprietary technology. We protect our proprietary technology through patent, copyright, trade secret and trademark laws in the United States and similar laws in other countries. We also protect our proprietary technology through licensing agreements, nondisclosure agreements and other contractual provisions. These protections may not be available in all cases or may be inadequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or solutions in an unauthorized manner. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Our competitors may independently develop technologies that are substantially equivalent, or superior, to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

To prevent unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating our intellectual property.

While we plan to continue to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patent applications will be approved

•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us

Our failure to obtain patents with claims of a scope necessary to cover our technology, or the invalidation of our patents, or our inability to protect any of our intellectual property, may weaken our competitive position and harm our business and operating results.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may harm our business, operating results and financial condition.

Our solutions could be subject to regulation by the U.S. Food and Drug Administration or similar foreign agencies, which could increase our operating costs.

We provide devices that may be, or may become, subject to regulation by the U.S. Food and Drug Administration, or FDA, and similar agencies in other countries, or the jurisdiction of these agencies could be expanded in the future to include our solutions. The FDA regulates certain products, including software-based products, as “medical devices” based, in part, on the intended use of the product and the risk the device poses to the patient should the device fail to perform properly. Although we have concluded that our wireless badge is a general-purpose communications device not subject to FDA regulation, the FDA could disagree with our conclusion, or changes in our solutions or the FDA’s evolving regulation could lead to FDA regulation of our solutions. Many other countries in which we sell or may sell our solutions could also have similar regulations applicable to our solutions, some of which may be subject to change or interpretation. We may incur substantial operating costs if we are required to register our solutions or components of our solutions as regulated medical devices under U.S. or foreign regulations, obtain premarket approval from the FDA or foreign regulatory agencies, and satisfy the extensive reporting requirements. In addition, failure to comply with these regulations could result in enforcement actions and monetary penalties.

Product liability or other liability claims could cause us to incur significant costs, adversely affect the sales of our solutions and harm our reputation.

Our solutions are utilized by healthcare professionals and others in the course of providing patient care. It is possible that patients, family members, physicians or others may allege we are responsible for harm to patients due to defects in, or the malfunction of, our solutions. Any such allegations could harm our reputation and ability to sell our solutions. Components of our solutions utilizing Wi-Fi also emit radio frequency, or RF, energy. RF emissions have been alleged, in connection with cellular phones, to have adverse health consequences. While these components of our solutions comply with guidelines applicable to such emissions, some may allege that these components of our solutions cause adverse health consequences or applicable guidelines may change making these components of our solutions non-compliant. In addition, regulatory agencies in the United States and other countries in which we do or plan to do business may implement regulations concerning RF emissions standards. Any such allegations or non-compliance, or any regulatory changes affecting the transmission of radio signals could negatively impact the sales of our solutions, require costly modifications to our solutions and harm our reputation.

Although our customer agreements contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our potential liability, we could be required to spend significant amounts of management time and resources to defend ourselves against product liability, tort, warranty or other claims. If any such claims were to prevail, we could be forced to pay damages, comply with injunctions or stop distributing our solutions. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from our business. We maintain general liability insurance coverage, including coverage for errors and omissions; however, this coverage may not be sufficient to cover large claims against us or otherwise continue to be available on acceptable terms. Further, the insurer could attempt to disclaim coverage as to any particular claim.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as power disruptions or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity, and many critical components of our solutions are sourced in Asia, a region that has also suffered natural disasters. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters, our other facilities or where our contract manufacturer or its suppliers are located, could harm our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our business, the businesses of our customers and suppliers, or the economy as a whole. We also rely on information technology systems to communicate among our workforce located worldwide, and in particular, our senior management, general and administrative, and research and development activities that are coordinated with our corporate headquarters in the San Francisco Bay Area. Any disruption to our internal communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, in the San Francisco Bay Area or Asia could delay our research and development efforts, cause delays or cancellations of customer orders or delay deployment of our solutions, which could harm our business, operating results and financial condition.

We may require additional capital to support our business growth, and such capital may not be available.

We intend to continue to make investments to support business growth and may require additional funds to respond to business challenges, which include the need to develop new solutions or enhance existing solutions, enhance our operating infrastructure, expand our sales and marketing capabilities, expand into non-healthcare markets, and acquire complementary businesses, technologies or assets. Accordingly, we may need to engage in equity or debt financing to secure funds in addition to our current debt facility. Equity and debt financing, however, might not be available when needed or, if available, might not be available on terms satisfactory to us. If we raise additional funds through equity financing, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited as we may have to delay, reduce the scope of or eliminate some or all of our initiatives, which could harm our operating results.

We will incur increased costs as a result of operating as a public company and our management will have to devote substantial time to public company compliance obligations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and our stock exchange, has imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements and any new requirements that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may impose on public companies. Moreover, these rules and regulations, along with compliance with accounting principles and regulatory interpretations of such principles, have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees, or as executive officers. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting and financial knowledge. We estimate the additional costs we expect to incur as a result of being a public company to be approximately $2.0 million annually.

If we do not remediate material weaknesses in our internal control over financial reporting or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

A material weakness is defined under the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis.

In connection with our preparation of the financial statements for the year ended December 31, 2010 and for the six months ended June 30, 2011, our independent registered public accounting firm identified control deficiencies that constituted two material weaknesses. These related to the design and operation of controls for the preparation of the provision for income taxes and for the preparation of the statement of cash flows.

The material weakness relating to the provision for income taxes resulted from insufficient technical expertise in the area of tax accounting for acquisitions. This material weakness resulted in audit adjustments to our income tax provision for the year ended December 31, 2010 to properly account for the tax aspects of the acquisitions we completed in 2010. We plan to remediate this material weakness through the replacement of the firm we have historically retained for this purpose with a firm with the requisite expertise in the area of income taxes.

The material weakness relating to the preparation of the statement of cash flows resulted from the insufficient review of supporting schedules used in the preparation of the statement for unpaid purchases of property and equipment. This material weakness resulted in revisions to the statement of cash flows for the six months ended June 30, 2011 to reclassify amounts between cash flows from investing activities to cash flows from operating activities. In order to remediate this material weakness, we are in the process of implementing improved controls over the preparation and review of reports used in the preparation of the statement of cash flows.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with the year ending on December 31, 2012, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our accounting firm, that must be performed for 2012 may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated. If we do not remediate the material weaknesses described above, other material weaknesses are identified or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated or could be restated, we could receive an adverse opinion regarding our controls from our accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.

Risks related to this offering

The market price of our common stock may be volatile, and your investment in our stock could suffer a decline in value.

We will determine the initial public offering price through negotiations with the underwriters and such price may not be indicative of future prices of our common stock, which may fluctuate significantly. There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated or disproportionate to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The market price of our common stock could fluctuate significantly in response to the factors described above and other factors, many of which are beyond our control, including:

•	actual or anticipated variation in anticipated operating results of us or our competitors

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections

•	announcements by us or our competitors of new solutions, new or terminated significant contracts, commercial relationships or capital commitments

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors

•	developments or disputes concerning our intellectual property or other proprietary rights

•	commencement of, or our involvement in, litigation

•	announced or completed acquisitions of businesses, technologies or assets by us or our competitors

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole

•	rumors and market speculation involving us or other companies in our industry

•	any major change in our management

•	unfavorable economic conditions and slow or negative growth of our markets

•	other events or factors, including those resulting from war or incidents of terrorism

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. Our common stock does not have any prior trading history. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts issue an adverse or misleading opinion regarding our stock or do not publish research or reports about our business, our stock price could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more analysts cease coverage of our company or fail to regularly publish reports about our company, we could lose visibility in the financial market, which in turn could cause our stock price to decline. Further, securities or industry analysts may elect not to provide research coverage of our common stock and such lack of research coverage may adversely affect the market price of our common stock.

The concentration of our capital stock ownership with insiders upon the closing of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5% or greater stockholders and entities affiliated with any of them will together beneficially own approximately     % of our common stock outstanding after this offering, assuming the underwriters do not exercise their option to purchase additional shares. These stockholders, if they act together, will have significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and may take actions that may not be in the best interests of our other stockholders. This concentration of ownership could also limit stockholders’ ability to influence corporate matters. Accordingly, corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them, or may not be taken even if other stockholders view them as in the best interests of our stockholders. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, may make the approval of certain transactions difficult or impossible without the support of these stockholders and might adversely affect the market price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds, without the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply the net proceeds of our initial public offering effectively could harm our business, financial condition and operating results, and may not increase the value of your investment.

We have not allocated these net proceeds for specific purposes other than to repay in full outstanding borrowings under our credit facility. We intend to use the net proceeds from this offering for general corporate and working capital purposes as outlined in the section titled “Use of proceeds” elsewhere in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets, but at this time, we have no current understandings, agreements or commitments to do so. Our management might not be able to yield a significant return or any return on any investment of these net proceeds.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, or if it is perceived by the market that these sales might occur, the trading price of our common stock could decline. Based upon the number of shares outstanding as of                     , 2011, upon the closing of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding options and warrants.

All of the common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, referred to as the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining              shares of common stock outstanding after this offering, based on shares outstanding as of                     , 2011, will be restricted as a result of applicable securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.

J.P. Morgan Securities LLC and Piper Jaffray & Co. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period.

The holders of              shares of common stock, and holders of warrants to purchase 1,280,379 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to an investor rights agreement between such holders and us. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

We intend to file a registration statement under the Securities Act to register              shares for issuance under our equity incentive and employee stock purchase plans. Each of our 2011 Equity Incentive Plan and 2011 Employee Stock Purchase Plan provides for annual automatic increases in the shares reserved for issuance under the plan without stockholder approval, which would result in additional dilution to our stockholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to any applicable lock-up period or other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock will be immediately after this offering. If you purchase our common stock in this offering, you will suffer immediate and substantial dilution of $             per share based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. If outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

We have never paid cash dividends on our capital stock, and we do not anticipate paying any dividends in the foreseeable future.

We have never paid cash dividends on any of our classes of capital stock and currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future. In addition, our credit facility and security agreement restrict our ability to pay dividends.

Our charter documents and Delaware law could discourage, delay or prevent a change of control of our company or change in our management that stockholders consider favorable and cause our stock price to decline.

Certain provisions of our restated certificate of incorporation and restated bylaws to be effective upon the closing of this offering and Delaware law could discourage, delay or prevent a change of control of our company or change in our management that the stockholders of our company consider favorable. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt

•	prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of stockholders

•	establish advance notice procedures for nominating candidates to our board of directors or proposing matters that can be acted upon by stockholders at stockholder meetings

•	limit the ability of our stockholders to call special meetings of stockholders

•	prohibit stockholders from cumulating their votes for the election of directors

•

permit newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors to be filled only by majority vote of our remaining directors, even if less than a quorum is then in office

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws

•	establish a classified board of directors so that not all members of our board are elected at one time

•	provide that our directors may only be removed only for “cause” and only with the approval of 66 2/3rds of our stockholders

•	require super-majority voting to amend certain provisions in our certificate of incorporation and bylaws

Section 203 of the Delaware General Corporation Law may also discourage, delay or prevent a change of control of our company.

Special note regarding forward-looking statements and industry data

This prospectus contains forward-looking statements that are based on our beliefs and assumptions regarding future events and circumstances, including statements regarding our strategies, our opportunities, developments in the healthcare market, our relationships with our customers and contract manufacturer and other matters. These statements are principally contained in the sections titled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” “Executive compensation—Compensation discussion and analysis,” and “Shares eligible for future sale.” Forward-looking statements include statements that are not historical facts and can be identified by words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and phrases.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus in the section titled “Risk factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. It is not possible for us to predict all risks that could affect us, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Moreover, new risks emerge from time to time.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents we reference in this prospects and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

This prospectus also contains estimates and other statistical data that we obtained from industry publications, surveys, forecasts and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

Use of proceeds

We estimate that we will receive net proceeds from the sale of              shares of common stock that we are selling in this offering of approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that our net proceeds will be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds of this offering. We expect to use $9.3 million of the net proceeds of the offering to repay in full outstanding borrowings under our credit facility. Aggregate borrowings under the facility were $9.3 million as of June 30, 2011, of which $4.8 million bore interest at a rate of 4.75% per annum and $4.5 million bore interest at a rate of 4.25% per annum. We expect to use the balance of the net proceeds for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. However, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

Our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

Dividend policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant. In addition, our credit facility and security agreement restrict our ability to pay dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2011:

•	on an actual basis

•

on a pro forma basis to reflect the reclassification of our preferred stock warrant liability to additional paid-in capital upon conversion of our preferred stock warrants to common stock warrants and the conversion of all outstanding shares of our preferred stock into 77,498,252 shares of our common stock, each immediately upon the closing of this offering as if the reclassification and conversion had occurred on June 30, 2011

•

on a pro forma as adjusted basis to further reflect (i) the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the application of $9.3 million of the net proceeds from this offering to repay in full outstanding borrowings under our credit facility and (iii) the restatement of our certificate of incorporation immediately upon the closing of this offering

You should read this table together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes appearing elsewhere in this prospectus.

June 30, 2011 (in thousands, except share and per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)

Cash and cash equivalents	$11,835	$11,835	$

Total borrowings	$9,333	$9,333		$—
Preferred stock warrant liability	2,073	—		—
Convertible preferred stock, $0.0003 par value, 156,082,458 shares authorized, 73,031,612 shares issued and outstanding; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	53,013	—		—

Stockholders’ equity (deficit)
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.0003 par value, 182,539,785 shares authorized, 22,918,882 shares issued and outstanding, actual; 100,417,134 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	7	30
Additional paid-in capital	5,652	60,715
Accumulated deficit	(55,724)	(55,724)

Total stockholders’ equity (deficit)	(50,065)	5,021

Total capitalization	$14,354	$14,354	$

(1)	If the underwriters exercise in full their option to purchase additional shares, the amount of pro forma as adjusted additional paid-in capital, total stockholders’ equity (deficit) and total capitalization would increase by approximately $ million and we would have shares of common stock issued and outstanding.

The shares of our common stock to be outstanding after this offering are based on 100,417,134 shares of our common stock outstanding as of June 30, 2011 and exclude:

•	19,868,147 shares issuable upon the exercise of stock options outstanding as of June 30, 2011, with a weighted average exercise price of $0.40 per share

•	1,280,379 shares issuable upon the exercise of warrants outstanding as of June 30, 2011, with a weighted average exercise price of $1.03 per share

•

             shares to be reserved for issuance under our 2011 Equity Incentive Plan and our 2011 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive compensation—Employee benefit plans”

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the net tangible book value of our common stock after this offering. As of June 30, 2011, our pro forma net tangible book value was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our outstanding shares of common stock, after giving effect to the reclassification of our preferred stock warrant liability to additional paid-in capital and the conversion of all outstanding shares of our preferred stock into shares of our common stock.

After giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and $9.3 million of the net proceeds from this offering to repay in full outstanding borrowings under our credit facility, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2011	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $             would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters exercise in full their option to purchase              additional shares from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $             per share, representing an immediate increase to existing stockholders of $            , and immediate dilution to investors in this offering of $             per share.

The following table summarizes, as of June 30, 2011, on the pro forma as adjusted basis described above, the difference between our existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share paid to us, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent

Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, total consideration paid by new investors by $             million and increase or decrease the percent of total consideration paid to us by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The sale of              shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              shares, or     % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to              shares, or     % of the total shares outstanding.

If the underwriters exercise in full their option to purchase                      additional shares from us, the following will occur:

•

the percentage of shares of common stock held by existing stockholders after the closing of this offering, and after giving effect to the sale by the selling stockholders of              shares in this offering, will be approximately     % of the total number of shares of our common stock outstanding after this offering

•	the number of shares held by new investors after the closing of this offering will be , or approximately % of the total number of shares of our common stock outstanding after this offering

The shares of our common stock to be outstanding after this offering are based on 100,417,134 shares of our common stock outstanding as of June 30, 2011 and exclude:

•	19,868,147 shares issuable upon the exercise of stock options outstanding as of June 30, 2011, with a weighted average exercise price of $0.40 per share

•	1,280,379 shares issuable upon the exercise of warrants outstanding as of June 30, 2011, with a weighted average exercise price of $1.03 per share

•

             shares to be reserved for issuance under our 2011 Equity Incentive Plan and our 2011 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive compensation—Employee benefit plans”

The above discussion and tables assume no exercise of stock options or warrants outstanding as of June 30, 2011. If all of these options and warrants were exercised, then:

•	there would be an additional $ per share of dilution to new investors

•

our existing stockholders, including the holders of these options and warrants, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering

•

our existing stockholders, including the holders of these options and warrants, would have paid     % of total consideration, at an average price per share of $            , and our new investors would have paid     % of total consideration

Unaudited pro forma consolidated financial information

The following tables present our unaudited consolidated statement of operations for the year ended December 31, 2010 on a pro forma basis to give effect to (i) the acquisition of Integrated Voice Solutions, Inc., or IVS, which was completed on September 15, 2010, and the OptiVox product line of the White Stone Group, Inc., or OptiVox, which was completed on October 8, 2010 and (ii) the following changes to our capitalization that we expect upon closing of this offering: a) the reclassification of our preferred stock warrant liability to additional paid-in capital upon conversion of our preferred stock warrants to common stock warrants, b) the conversion of all outstanding shares of our preferred stock into shares of our common stock and c) the repayment in full of outstanding borrowings under our credit facility using proceeds from this offering as if all such transactions had occurred on January 1, 2010. In connection with the acquisitions, all of the acquired assets and assumed liabilities were revised to reflect their fair values on the date of acquisition, based upon our allocation of the overall purchase price to the underlying net assets acquired. The following tables also present our unaudited consolidated statement of operations for the six months ended June 30, 2011 on a pro forma basis to give effect to the changes in capitalization, as discussed above as if all such transactions had occurred on January 1, 2010.

The unaudited pro forma financial information is based on our historical financial statements and the historical financial statements of IVS and OptiVox, and certain adjustments which we believe to be reasonable, to give effect to these transactions, which are described in the accompanying notes.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 does not give effect to our acquisitions of ExperiaHealth, which was completed on November 3, 2010, and Wallace Wireless, Inc., which was completed on December 17, 2010, as their pre-acquisition results are not significant. The unaudited pro forma consolidated statements of operations are presented for informational purposes only and contain recurring adjustments that we believe to have a continuing impact. They do not purport to represent the results of our operations that would have been achieved had the acquisitions been completed as of the date indicated.

The unaudited pro forma consolidated statements of operations should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma consolidated statements of operations

•	our unaudited consolidated financial statements for the six months ended June 30, 2011, and related notes, included elsewhere in this prospectus

•	our audited consolidated financial statements for the year ended December 31, 2010, and related notes, included elsewhere in this prospectus

•	the audited consolidated financial statements of IVS for the period from January 1, 2010 through September 15, 2010, and related notes, included elsewhere in this prospectus

•	the audited consolidated financial statements of OptiVox for the period from January 1, 2010 through October 7, 2010, and related notes, included elsewhere in this prospectus

•	the sections titled “Selected historical consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations,” included elsewhere in this prospectus

The impact of the acquisitions of IVS and OptiVox is reflected in our consolidated balance sheet as of December 31, 2010. See the section titled “Capitalization” for additional information regarding the effects of the change in capitalization and the issuance and sale of shares of common stock in this offering on our cash and cash equivalents, borrowings, preferred stock warrant liability, convertible preferred stock and stockholders’ equity (deficit).

Vocera Communications, Inc.

Unaudited pro forma consolidated statement of operations

for the year ended December 31, 2010

(in thousands, except per share data)	Vocera historical	IVS and OptiVox adjustments (A)		Other adjustments			Pro forma

Revenue
Product	$35,516	$—			$—			$35,516
Service	21,287	2,443			—			23,730

Total revenue	56,803	2,443			—			59,246

Cost of revenue
Product	13,004	—			—			13,004
Service	8,171	977			—			9,148

Total cost of revenue	21,175	977			—			22,152

Gross profit	35,628	1,466			—			37,094

Operating expenses
Research and development	6,698	302			—			7,000
Sales and marketing	20,953	543			—			21,496
General and administrative	6,723	1,500			—			8,223

Total operating expenses	34,374	2,345			—			36,719

Income (loss) from operations	1,254	(879)			—			375
Interest income	33	7						40
Interest expense	(77)	—			6	(B)		(71)
Other income (expense), net	(367)	—			325	(C)		(42)

Income (loss) before income taxes	843	(872)			331			302
Benefit (provision) for income taxes	367	308	(D)		(116	)(D)		559

Net income (loss)	$1,210	$(564)			$215			$861

Net income (loss) per share
Basic	$0.00	$(0.04)		$			$

Diluted	$0.00	$(0.04)		$			$

Weighted average shares outstanding
Basic	13,342	—				(E)

Diluted	17,080	—				(E)

Vocera Communications, Inc.

Unaudited pro forma consolidated statement of operations

for the six months ended June 30, 2011

(in thousands, except per share data)	Vocera historical	Adjustments			Pro forma

Revenue
Product	$23,561		$—			$23,561
Service	13,835		—			13,835

Total revenue	37,396		—			37,396

Cost of revenue
Product	8,187		—			8,187
Service	6,199		—			6,199

Total cost of revenue	14,386		—			14,386

Gross profit	23,010		—			23,010

Operating expenses
Research and development	4,591		—			4,591
Sales and marketing	13,175		—			13,175
General and administrative	5,081		—			5,081

Total operating expenses	22,847		—			22,847

Income from operations	163		—			163
Interest income	8		—			8
Interest expense	(122)		122	(B)		—
Other income (expense), net	(1,217)		1,201	(C)		(16)

Income (loss) before income	(1,168)		1,323			155
Provision for income taxes	(174)		(463	)(D)		(637)

Net income (loss)	$(1,342)		$860			$(482)

Net loss per share
Basic	$(0.07)	$			$

Diluted	$(0.07)	$			$

Weighted average shares outstanding
Basic	18,989			(E)

Diluted	18,989			(E)

Notes to unaudited pro forma consolidated statement of operations

IVS and OptiVox adjustments

(A)	The table below includes the historical operating results of IVS from January 1, 2010 to September 15, 2010, and OptiVox from January 1, 2010 to October 7, 2010. The results of IVS and OptiVox’s operations subsequent to the acquisition dates of September 15, 2010 and October 7, 2010, respectively, have been included in our audited consolidated historical financial statements included elsewhere in this prospectus.

(in thousands)	IVS historical	IVS purchase accounting and other		Total IVS adjustments	OptiVox historical	OptiVox purchase accounting and other		Total OptiVox adjustments	Total IVS and OptiVox adjustments

Revenue
Product	$—	$—		$—	$—	$—		$—	$—
Service	1,436	—		1,436	1,007	—		1,007	2,443

Total revenue	1,436	—		1,436	1,007	—		1,007	2,443

Cost of revenue
Product	—	—		—	—	—		—	—
Service	426	47	(A.1)	473	471	33	(A.1)	504	977

Total cost of revenue	426	47		473	471	33		504	977

Gross profit	1,010	(47)		963	536	(33)		503	1,466

Operating expenses
Research and development	302	—		302	—	—		—	302
Sales and marketing	290	107	(A.1)	397	120	26	(A.1)	146	543
General and administrative	763	(424	)(A.2)	339	1,375	(214	)(A.2)	1,161	1,500

Total operating expenses	1,355	(317)		1,038	1,495	(188)		1,307	2,345

Income (loss) from operations	(345)	270		(75)	(959)	155		(804)	(879)
Interest income	7	—		7	—	—		—	7
Interest expense	—	—		—	(132)	132	(A.3)	—	—
Other income (expense), net	—	—		—	—	—		—	—

Income (loss) before income taxes	$(338)	$270		$(68)	$(1,091)	$287		$(804)	$(872)

(A.1)	Reflects amortization expense for the intangible assets we recognized in connection with the IVS and OptiVox acquisitions. Capitalized customer relationships are amortized over eleven to twelve years, capitalized trademarks are amortized over seven years, and capitalized acquired developed technology is amortized over four to seven years. The incremental amortization expense from the pro forma presentation results in an additional $0.2 million in amortization expense for the year ended December 31, 2010.

(A.2)	Reflects the elimination of acquisition related costs of $0.4 million and $0.2 million we incurred in connection with the acquisitions of IVS and OptiVox, respectively.

(A.3)	Reflects the elimination of interest expense for pre-acquisition liabilities not acquired.

(B)	Reflects the elimination of interest expense on our outstanding borrowings under our credit facility that are expected to be repaid in full using proceeds from this offering.

(C)	Reflects an adjustment to remove the gains and losses resulting from remeasurements of the preferred stock warrant liability as the warrants will be reclassified to additional paid-in capital and no longer remeasured following this offering.

(D)	Reflects the income tax impact of the pro forma adjustments calculated at the statutory rate.

(E)	Weighted average common shares outstanding have been adjusted to:

•

reflect the assumed conversion of the convertible preferred stock into 77,393,821 and 77,394,629 weighted average shares of common stock for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, immediately upon the closing of an initial public offering of Vocera, and

•

reflect an increase of              shares to the outstanding shares by the amount of shares required to be sold, calculated at the midpoint of the range set forth on the cover of this prospectus, to repay in full our outstanding borrowings under our credit facility, which were $9.3 million as of June 30, 2011.

Selected consolidated financial data

You should read the selected consolidated financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents selected consolidated financial data. We derived the statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 from our audited financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements that do not appear in this prospectus. We derived the statement of operations data for the six months ended June 30, 2010 and 2011 and the balance sheet data as of June 30, 2011 from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year.

We derived the pro forma share and per share data for the year ended December 31, 2010 and the six months ended June 30, 2011 from the unaudited pro forma net income (loss) per share information in Note 3 of our "Notes to consolidated financial statements" in our audited financial statements included elsewhere in this prospectus. The pro forma share and per share data give effect to (i) the reclassification of our preferred stock warrant liability to additional paid-in capital upon conversion of our preferred stock warrants to common stock warrants, (ii) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and (iii) the repayment in full of outstanding borrowings under our credit facility using proceeds from this offering as if all such transactions had occurred on January 1, 2010.

	Years ended December 31,						Six months ended June 30,
(in thousands, except per share data)	2006	2007	2008	2009	2010		2010	2011

Consolidated statements of operations data:

Revenue
Product	$19,818	$27,332	$28,352	$25,985		$35,516	$16,019		$23,561
Service	4,318	7,125	11,474	15,154		21,287	9,616		13,835

Total revenue	24,136	34,457	39,826	41,139		56,803	25,635		37,396

Cost of revenue
Product	8,264	12,587	15,542	11,546		13,004	5,873		8,187
Service	2,946	3,735	4,225	4,320		8,171	3,220		6,199

Total cost of revenue	11,210	16,322	19,767	15,866		21,175	9,093		14,386

Gross profit	12,926	18,135	20,059	25,273		35,628	16,542		23,010

Operating expenses
Research and development	5,844	6,613	7,353	5,992		6,698	3,272		4,591
Sales and marketing	11,162	12,226	15,394	16,468		20,953	8,772		13,175
General and administrative	2,248	3,010	3,456	3,489		6,723	1,989		5,081

Total operating expenses	19,254	21,849	26,203	25,949		34,374	14,033		22,847

Income (loss) from operations	(6,328)	(3,714)	(6,144)	(676)		1,254	2,509		163
Interest income	145	468	182	52		33	19		8
Interest expense	(341)	(423)	(143)	(141)		(77)	(42)		(122)
Other income (expense), net	(301)	(33)	(208)	(227)		(367)	(251)		(1,217)

Income (loss) before income taxes	(6,825)	(3,702)	(6,313)	(992)		843	2,235		(1,168)
Benefit (provision) for income taxes	—	—	—	—		367	(21)		(174)

Net income (loss)	$(6,825)	$(3,702)	$(6,313)	$(992)		$1,210	$2,214		$(1,342)

Net income (loss) per share
Basic and diluted	$(0.83)	$(0.34)	$(0.52)	$(0.08)		$0.00	$0.00		$(0.07)

Weighted average shares outstanding
Basic	8,270	10,773	12,085	12,234		13,342	12,981		18,989

Diluted	8,270	10,773	12,085	12,234		17,080	16,052		18,989

Pro forma net income per share (unaudited)
Basic					$			$

Diluted					$			$

Pro forma weighted average shares outstanding (unaudited)
Basic

Diluted

Other financial data:
Adjusted EBITDA(1)	$(5,859)	$(2,688)	$(4,800)	$578		$3,821	$3,073		$1,773

(1)	Please see “Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to adjusted EBITDA.

	December 31,					June 30,
(in thousands)	2006	2007	2008	2009	2010	2011

Consolidated balance sheet data:
Cash and cash equivalents	$8,275	$11,101	$6,193	$8,931	$8,642	$11,835
Total assets	17,251	21,447	19,385	19,801	33,933	45,318
Total borrowings	5,659	2,758	1,661	1,777	5,405	9,333
Convertible preferred stock warrant liability	285	305	567	802	1,127	2,073
Convertible preferred stock	46,692	52,758	52,758	52,758	52,758	53,013
Total stockholders’ deficit	(44,123)	(47,101)	(52,902)	(53,372)	(50,364)	(50,065)

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We present adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. In addition, adjusted EBITDA is a financial measure used by the compensation committee of the board of directors to pay bonuses under our executive bonus plan. For 2010, the compensation committee made adjustments in addition to those reflected in the table below.

Our management uses adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In particular:

•	Adjusted EBITDA does not reflect interest income we earn on cash and cash equivalents, interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax provision.

•	Adjusted EBITDA does not reflect all of our cash expenditures, or future requirements for capital expenditures.

•	Adjusted EBITDA does not include amortization expense from acquired intangible assets.

•	Adjusted EBITDA does not include the impact of stock-based compensation.

•	Others may calculate adjusted EBITDA differently than we do and these calculations may not be comparable to our adjusted EBITDA metric.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with GAAP.

The table below presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Years ended December 31,					Six months ended June 30,
(in thousands)	2006	2007	2008	2009	2010	2010	2011

Net income (loss)	$(6,825)	$(3,702)	$(6,313)	$(992)	$1,210	$2,214	$(1,342)
Interest income	(145)	(468)	(182)	(52)	(33)	(19)	(8)
Interest expense	341	423	143	141	77	42	122
Provision (benefit) for income taxes	—	—	—	—	(367)	21	174
Depreciation and amortization	615	648	809	754	732	368	309
Amortization of purchased intangibles	—	—	—	—	223	—	502
Stock-based compensation	71	391	481	492	508	238	378
Acquisition related costs(1)	—	—	—	—	1,047	—	—
Change in fair value of warrant and option liabilities	84	20	262	235	424	209	1,638

Adjusted EBITDA	$(5,859)	$(2,688)	$(4,800)	$578	$3,821	$3,073	$1,773

(1)	Acquisition related costs consist of third-party costs we incurred in connection with acquisitions we completed in 2010.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under the section titled “Risk factors” and elsewhere in this prospectus.

Business overview

We are a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. We help our customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through our Voice Communication solution and new Messaging and Care Transition solutions. Our Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. Our Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another.

At the core of our Voice Communication solution is a patent-protected software platform that we introduced in 2002. We have significantly enhanced and added features and functionality to this solution through ongoing development based on frequent interactions with our customers. Our software platform is built upon a scalable architecture and recognizes more than 100 voice commands. Users can instantly communicate with others using the Vocera communication badge, the Vocera Wi-Fi smartphone or through Vocera client applications available for BlackBerry, iPhone and Android smartphones and other mobile devices. Our Voice Communication solution can also be integrated with nurse call and other clinical systems to immediately and efficiently alert hospital workers to patient needs. We have shipped over 300,000 communication badges to our customers.

Through March 2009, we employed a channel distribution strategy, utilizing value added resellers to sell our products in the United States and internationally. The resellers sold our products and maintenance services to end users and controlled the price at which the products and maintenance were sold. They also sold end users their own professional services related to the deployment of our products. In April 2009, we began transitioning to a direct sales model in the United States and United Kingdom, and this process was substantially completed by mid-2009. As a result of this transition, we now primarily sell products and maintenance services directly to end users in these markets at a higher price than the price at which we had previously sold to resellers. In addition, we began to substantially increase the professional services that we offer.

We outsource the manufacturing of our products. Our outsourced manufacturing model allows us to scale our business without the significant capital investment and on-going expenses required to establish and maintain manufacturing operations. We work closely with our contract manufacturer, SMTC Corporation, and key suppliers to manage the procurement, quality and cost of components. We seek to maintain an optimal level of finished goods inventory to meet our forecasted sales and unanticipated shifts in sales volume and mix.

To date, substantially all of our revenue has been derived from sales of our Voice Communication solution, including product maintenance and related services. Revenue grew 38.1% from $41.1 million in 2009 to $56.8 million in 2010. Revenue grew 45.9% from $25.6 million in the six months ended June 30, 2010 to $37.4 million in the six months ended June 30, 2011. We generated net income for 2010 of $1.2 million, which included $1.0 million of expenses associated with the completion of four acquisitions and $1.1 million of expenses relating to non-recurring post-acquisition consulting fees to former employees of the acquired businesses. For the six months ended June 30, 2011, we recorded a net loss of $1.3 million compared with net income of $2.2 million for the six months ended June 30, 2010.

Our diverse customer base ranges from large hospital systems to small local hospitals, as well as other healthcare facilities and customers in non-healthcare markets. We have very low customer revenue concentration. For 2010, our largest customer represented only 2.1% of revenue. Through June 30, 2011, 37 healthcare systems and 23 independent hospitals have each spent over $1.0 million on our products and services since their initial deployment. While we have international customers in other English speaking countries such as Canada, the United Kingdom and Australia, most of our customers are located in the United States. International customers represented 9.7% and 8.4% of our revenue in 2010 and for the six months ended June 30, 2011, respectively. We are developing plans to expand our presence in other English speaking markets and enter non-English speaking markets.

Acquisitions

During the last four months of 2010, we completed four acquisitions, for total purchase consideration of $10.0 million. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the respective acquisition date. We recorded $4.4 million as identifiable intangible assets and $5.6 million as goodwill. We also incurred $1.0 million in acquisition related expenses, which was recorded in general and administrative expense. These acquisitions did not contribute significantly to our revenue in 2010.

The acquisitions of Integrated Voice Systems and of the OptiVox product line enhanced our product offerings by incorporating solutions designed to streamline patient hand-offs, enabling caregivers to capture and transfer important information in a secure, manageable, web-enabled manner. The acquisition of Wallace Wireless provided us with smartphone messaging solutions enabling the secure delivery of text messages, alerts and other information directly to and from smartphones, complementing our Voice Communication solution. The acquisition of DS Consulting Associates, d/b/a ExperiaHealth, enabled us to provide patient experience consulting services to help hospitals improve patient experience and safety.

Components of operating results

Revenue.    We generate revenue from the sale of products and services. As discussed further in the section titled “Critical accounting policies and estimates—Revenue recognition and deferred revenue” below, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable.

Revenue is comprised of the following:

•

Product.    Our solutions include both hardware and software. We refer to hardware revenue as device revenue, which includes revenue from sales of our communication badges, badge accessories, including batteries, battery chargers, lanyards, clips and other ancillary badge components, and our Vocera smartphone. Software revenue is derived primarily from the sale of perpetual licenses to our Voice Communication solution. We derive additional software revenue from the sale of term licenses which can be renewed on a subscription basis. Product revenue is generally recognized upon shipment of hardware and perpetual licenses and, in the case of term licenses, ratably over the applicable term.

•

Service.    We receive service revenue from sales of software maintenance, extended warranties and professional services. Software maintenance is typically invoiced annually in advance, recorded as deferred revenue, and recognized as revenue ratably over the service period. Our professional services revenue is primarily based on time and materials, and recognized as the service are provided. Extended warranties are invoiced in advance, recorded as deferred revenue, and recognized ratably over the extended warranty period.

Cost of revenue.    Cost of revenue is comprised of the following:

•

Cost of product.    Cost of product is comprised primarily of materials costs, software license costs, warranty, and manufacturing overhead for test engineering, material requirements planning and our shipping and receiving functions. Cost of product also includes facility costs and write-offs for excess and obsolete inventory, as well as depreciation and amortization expenses. As we introduce new products, we expect material costs will increase as a percent of revenue for a period of time.

•

Cost of service.    Cost of service is comprised primarily of employee wages, benefits and related personnel expenses of our technical support team, our professional consulting personnel and our training teams. Cost of service also includes facility and information technology costs. We expect our cost of service will increase as we continue to invest in support services to meet the needs of our customer base.

Operating expenses.    Operating expenses are comprised of the following:

•

Research and development.    Research and development expenses consist primarily of employee wages, benefits and related personnel expenses, hardware materials, and consultant fees and expenses related to the design, development, testing and enhancements of our solutions. We intend to continue to invest in improving the functionality of our solutions and the development of new solutions. As a result, we expect research and development expense to increase for the foreseeable future.

•

Sales and marketing.    Sales and marketing expenses consist primarily of employee wages, benefits and related personnel expenses, as well as trade shows, marketing and public relations programs and advertising. Sales commissions are earned when an order is received from a customer, and as a result, in some cases these commissions are expensed in an earlier period than the period in which the related revenue is recognized. Historically, our bookings have tended to peak in the fourth quarter of each year driving higher sales commissions, and to be lowest in the first quarter. We intend to continue to expand our direct sales force for the foreseeable future and, accordingly, expect sales and marketing expenses to increase.

•

General and administrative.    General and administrative expenses consist primarily of employee wages, benefits and related personnel expenses, consulting, audit fees, legal fees, and other general corporate expenses. We expect general and administrative expense to increase for the foreseeable future due to the significant costs we expect to incur as we continue to build and maintain the infrastructure necessary to comply with the regulatory requirements of being a public company and as we add personnel to support our growth.

Interest income, interest expense, and other income (expense), net.

•

Interest income.    Interest income consists primarily of interest income earned on our cash and cash equivalent balances. Our interest income will vary each reporting period depending on our average cash and cash equivalent balances during the period and market interest rates.

•

Interest expense.    Interest expense includes interest expense related to debt and financing obligations resulting from our credit facility and security agreement. We expect interest expense to fluctuate in the future with changes in our borrowings.

•

Other income (expense), net.    Other income (expense), net consists primarily of the change in the fair value of our convertible preferred stock warrants. Our outstanding convertible preferred stock warrants are classified as liabilities and, as such, are marked-to-market at each balance sheet date with the corresponding gain or loss from the adjustment recorded as other income (expense), net. We will continue to record adjustments to the fair value of the warrants until they are exercised, converted into warrants to purchase common stock or expire, at which time the warrants will no longer be remeasured at each balance sheet date. Upon the closing of this offering, these warrants will convert into warrants to purchase common stock. Other income (expense), net also includes any foreign exchange gains and losses.

Provision for income taxes.    We are subject to income taxes in the countries where we sell our solutions. Historically, we have primarily been subject to taxation in the United States because we have sold the majority of our solutions to customers in the United States. We anticipate that in the future as we expand our sale of solutions to customers outside the United States, we will become subject to taxation based on the foreign statutory rates in the countries where these sales took place and our effective tax rate could fluctuate accordingly. Currently, each of our international subsidiaries is operating under cost plus agreements where the U.S. parent company reimburses the international subsidiary for its costs plus a profit.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Changes in valuation allowances are reflected as component of provision for income taxes.

Results of operations

The following table is a summary of our consolidated statements of operations. We derived the data for 2008, 2009 and 2010 from our audited consolidated financial statements which are included elsewhere in this prospectus. We have derived the data for the six months ended June 30, 2010 and 2011 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the financial information set forth in those statements.

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

Consolidated statements of operations data:

Revenue
Product	$28,352	$25,985	$35,516	$16,019	$23,561
Service	11,474	15,154	21,287	9,616	13,835

Total revenue	39,826	41,139	56,803	25,635	37,396

Cost of revenue
Product	15,542	11,546	13,004	5,873	8,187
Service	4,225	4,320	8,171	3,220	6,199

Total cost of revenue	19,767	15,866	21,175	9,093	14,386

Gross profit	20,059	25,273	35,628	16,542	23,010

Operating expenses
Research and development	7,353	5,992	6,698	3,272	4,591
Sales and marketing	15,394	16,468	20,953	8,772	13,175
General and administrative	3,456	3,489	6,723	1,989	5,081

Total operating expenses	26,203	25,949	34,374	14,033	22,847

Income (loss) from operations	(6,144)	(676)	1,254	2,509	163
Interest income	182	52	33	19	8
Interest expense	(143)	(141)	(77)	(42)	(122)
Other income (expense), net	(208)	(227)	(367)	(251)	(1,217)

Income (loss) before income taxes	(6,313)	(992)	843	2,235	(1,168)
Benefit (provision) for income taxes	—	—	367	(21)	(174)

Net income (loss)	$(6,313)	$(992)	$1,210	$2,214	$(1,342)

Six months ended June 30, 2010 compared to June 30, 2011

Revenue:

	Six months ended June 30,
	2010		2011		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Revenue
Product	$16,019	62.5%	$23,561	63.0%	$7,542	47.1%
Service	9,616	37.5	13,835	37.0	4,219	43.9

Total revenue	$25,635	100.0%	$37,396	100.0%	$11,761	45.9

Total revenue increased $11.8 million, or 45.9%, from the six months ended June 30, 2010 to the six months ended June 30, 2011.

Product revenue increased $7.5 million, or 47.1%. Device revenue, which consists primarily of badge sales, increased $5.0 million, or 40.6%, and software revenue increased $2.5 million, or 68.6%. The increase in revenue was driven by an increase in unit sales, as the list prices for our products did not change substantially in the six months ended June 30, 2011. The increase in device revenue was a result of customers replacing badges, customers ordering new badges as they expanded deployments within their facilities to new departments and users, and new customers making initial purchases. During the six months ended June 30, 2011, our new Care Transition and Messaging solutions accounted for $1.3 million of the increase in software revenue. The remaining $1.2 million increase in software revenue was from an increase in the sale of licenses of our Voice Communication solution to existing and new customers. Over time, we expect device revenue to grow at a rate higher than software revenue as our installed base purchases badges both for replacement and upgrade purposes and for small incremental deployments that do not require additional licenses.

Service revenue increased $4.2 million, or 43.9%. Software maintenance and support revenue increased $1.8 million, or 21.9%, primarily as a result of a larger customer base. Professional services revenue increased $2.3 million, or 171.0%. Prior to our transition to a direct sales strategy, our reseller channel primarily provided the professional services associated with new deployments and expansions. We substantially expanded the capacity of our professional services organization from 15 professionals at June 30, 2010 to 37 at June 30, 2011. A portion of the professional services revenue recorded in 2011 was due to the completion of services that we were not able to complete in 2010 due to the limited size of our staff. As such, we do not expect our professional services revenue to continue to grow at the same rate in the future as it did in the 2011 period. Approximately $0.4 million of the growth in professional service revenue was attributable to acquisitions completed in the second half of 2010.

Cost of revenue:

	Six months ended June 30,
	2010	2011	Change
(in thousands)	Amount	Amount	Amount	%

Cost of revenue
Product	$5,873	$8,187	$2,314	39.4%
Service	3,220	6,199	2,979	92.5

Total cost of revenue	$9,093	$14,386	$5,293	58.2

Gross margin
Product	63.3%	65.3%	2.0
Service	66.5	55.2	(11.3)
Total gross margin	64.5	61.5	(3.0)

Cost of product revenue increased $2.3 million, or 39.4%, from the six months ended June 30, 2010 to the six months ended June 30, 2011 due to higher product revenue. Product gross margin improved due to lower per unit material and manufacturing costs, largely due to increased unit volume.

Cost of service revenue increased $3.0 million, or 92.5%, from the six months ended June 30, 2010 to the six months ended June 30, 2011. This increase was primarily due to an increase in our professional services personnel to support the direct delivery of services that had previously been provided largely by our resellers, and the related costs associated with providing these services with our own personnel. Headcount in our professional services organization increased from 15 employees at June 30, 2010 to 37 employees at June 30, 2011.

Operating expenses:

	Six months ended June 30,
	2010		2011		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Operating expenses
Research and development	$3,272	12.8%	$4,591	12.3%	$1,319	40.3%
Sales and marketing	8,772	34.2	13,175	35.2	4,403	50.2
General and administrative	1,989	7.8	5,081	13.6	3,092	155.5

Total operating expenses	$14,033	54.7%	$22,847	61.1%	$8,814	62.8

Research and development expense.    Research and development expense increased $1.3 million, or 40.3%, from the six months ended June 30, 2010 to the six months ended June 30, 2011. This increase was primarily due to employee wages and other personnel costs and facility and other expenses associated with the 2010 acquisitions of $0.8 million, a $0.3 million increase in other employee wages and other personnel costs, and a $0.2 million increase in outside service costs. Headcount in our research and development organization increased from 26 employees at June 30, 2010 to 45 employees at June 30, 2011, of which 14 employees were the result of the 2010 acquisitions.

Sales and marketing expense.    Sales and marketing expense increased $4.4 million, or 50.2%, from the six months ended June 30, 2010 to the six months ended June 30, 2011. This increase was primarily due to a $2.4 million increase in employee wages and other personnel costs to support corporate marketing efforts and a $0.4 million increase in commission costs. These expenses also increased by $1.5 million as a result of employee wages and other personnel costs and facility and other expenses associated with the 2010 acquisitions. Headcount in our sales and marketing organization increased from 63 employees at June 30, 2010 to 90 employees at June 30, 2011, of which 12 employees were the result of the 2010 acquisitions.

General and administrative expense.    General and administrative expense increased $3.1 million, or 155.5%, from the six months ended June 30, 2010 to the six months ended June 30, 2011. This increase was primarily due to a $0.9 million increase in employee wages and other personnel costs, a $0.4 million increase in the change in fair value of the options recorded as a liability, a $1.0 million increase in outside services costs as we prepared to become a public company and additional employee and other personnel costs and facility and other expenses of $0.7 million as a result of the 2010 acquisitions.

	Six months ended June 30,
	2010	2011	Change

Interest income	$19	$8	$(11)
Interest expense	(42)	(122)	(80)
Other income (expense), net	(251)	(1,217)	(966)

Interest income.    Interest income was essentially flat for the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

Interest expense.    Interest expense was essentially flat for the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

Other income (expense), net.    The $1.0 million increase in other expense from the six months ended June 30, 2010 to the six months ended June 30, 2011 was due to the change in fair market value of our preferred stock warrants.

Years ended December 31, 2009 compared to December 31, 2010

Revenue:

	Years ended December 31,
	2009		2010		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Revenue
Product	$25,985	63.2%	$35,516	62.5%	$9,531	36.7%
Service	15,154	36.8	21,287	37.5	6,133	40.5

Total revenue	$41,139	100.0%	$56,803	100.0%	$15,664	38.1

Total revenue increased $15.7 million, or 38.1%, from 2009 to 2010.

Product revenue increased $9.5 million, or 36.7%, from 2009 to 2010. Device revenue increased $6.5 million, or 32.2%, and software revenue increased $3.0 million, or 52.3%. The increase in revenue was primarily driven by the transition to a direct sales model from resellers in 2009. We believe our direct sales model is more effective than the reseller strategy we employed prior to our transition in 2009. As a result of this transition, we generally now sell our solutions directly to end users at higher prices than we sold to resellers. In addition, we believe that revenue in 2009 was initially adversely affected by this transition.

Service revenue increased $6.1 million, or 40.5%, from 2009 to 2010. Maintenance and support revenue increased $3.7 million, or 26.8%. The increase was primarily driven by a larger installed customer base, and was also affected by the transition to the direct sales model as we began to sell maintenance and support services directly to end users at a higher price than we had previously sold to resellers. Professional services revenue increased $2.4 million, or 174.5%, due to our offering the professional services associated with new and expanded deployments of our Voice Communication solution that had primarily been provided by our resellers. While professional services revenue grew at a rate higher than our overall revenue growth rate, we were constricted in our ability to provide the requested levels of professional services in 2010 as the expansion of our professional services staff was underway throughout 2010 and into 2011.

Cost of revenue:

	Years ended December 31,
	2009	2010	Change
(in thousands)	Amount	Amount	Amount	%

Cost of revenue
Product	$11,546	$13,004	$1,458	12.6%
Service	4,320	8,171	3,851	89.1

Total cost of revenue	$15,866	$21,175	$5,309	33.5

Gross margin
Product	55.6%	63.4%	7.8
Service	71.5	61.6	(9.9)
Total gross margin	61.4	62.7	1.3

Cost of product revenue increased $1.5 million, or 12.6%, from 2009 to 2010 due to higher product revenue. Product gross margin improved as a result of lower material and manufacturing costs and higher average prices due to the transition to direct sales.

Cost of service revenue increased $3.9 million, or 89.1%, from 2009 to 2010. This increase was primarily due to an increase in the size of our professional services organization to support the direct delivery of services that had previously been provided largely by our resellers, and to related costs associated with providing these services with our own personnel. Headcount in our professional services organization increased from 7 employees at December 31, 2009 to 27 employees at December 31, 2010.

Operating expenses:

	Years ended December 31,
	2009		2010		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Operating expenses
Research and development	$5,992	14.6%	$6,698	11.8%	$706	11.8%
Sales and marketing	16,468	40.0	20,953	36.9	4,485	27.2
General and administrative	3,489	8.5	6,723	11.8	3,234	92.7

Total operating expenses	$25,949	63.1%	$34,374	60.5%	$8,425	32.5

Research and development expense.    Research and development expense increased $0.7 million, or 11.8%, from 2009 to 2010. This increase was due to a $0.7 million increase in employee wages and other personnel costs primarily associated with employees retained from our 2010 acquisitions, and a $0.3 million increase in consultant and other outside service costs, offset by a $0.3 million decrease in facility and information technology expenses.

Sales and marketing expense.    Sales and marketing expense increased $4.5 million, or 27.2%, from 2009 to 2010. The change from an indirect to direct sales strategy in 2009 required the hiring of additional personnel in our sales and marketing departments. As of December 31, 2009 and 2010, the headcounts in these functional areas were 57 and 84, respectively. The $4.5 million increase was primarily due to a $2.4 million increase in employee wages and commission costs, a $1.0 million increase in outside service costs, a $0.4 million increase in office and equipment costs, a $0.4 million increase in recruiting costs and a $0.2 million increase in travel expenses.

General and administrative expense.    General and administrative expense increased $3.2 million, or 92.7%, from 2009 to 2010. This increase was primarily due to a $1.3 million increase in outside service costs, $1.0 million in acquisition related expenses, a $0.6 million increase in employee wages and other personnel costs and a $0.3 million increase in office and equipment costs.

	Years ended December 31,
	2009	2010	Change

Interest income	$52	$33	$(19)
Interest expense	(141)	(77)	64
Other income (expense), net	(227)	(367)	(140)

Interest income.    Interest income was less than $0.1 million in both 2009 and 2010. Interest income declined slightly from 2009 to 2010 as a result of our lower cash balances.

Interest expense.    Interest expense was less than $0.2 million in both 2009 and 2010.

Other income (expense), net.    The $0.1 million increase in other expense from 2009 to 2010 was primarily due to the change in fair market value of the preferred stock warrants.

Years ended December 31, 2008 compared to December 31, 2009

Revenue:

	Years ended December 31,
	2008		2009		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Revenue
Product	$28,352	71.2%	$25,985	63.2%	$(2,367)	(8.3)%
Service	11,474	28.8	15,154	36.8	3,680	32.1

Total revenue	$39,826	100.0%	$41,139	100.0%	$1,313	3.3

Total revenue increased $1.3 million, or 3.3%, from 2008 to 2009.

Product revenue decreased $2.4 million, or 8.3%, from 2008 to 2009. Software revenue decreased $2.4 million, or 29.7%, primarily due to our transition to a direct sales model beginning in April 2009 which required us to rebuild our pipeline of sales opportunities. Device revenue remained unchanged as customers replaced badges and ordered new badges as they expanded deployments within their facilities.

Service revenue increased $3.7 million, or 32.1%, from 2008 to 2009. This increase was primarily due to a $3.6 million increase in software maintenance and support revenue as a result of a larger customer base.

Cost of revenue:

	Years ended December 31,
	2008	2009	Change
(in thousands)	Amount	Amount	Amount	%

Cost of revenue
Product	$15,542	$11,546	$(3,996)	(25.7)%
Service	4,225	4,320	95	2.2

Total cost of revenue	$19,767	$15,866	$(3,901)	(19.7)

Gross margin
Product	45.2%	55.6%	10.4
Service	63.2	71.5	8.3
Total gross margin	50.4	61.4	11.0

Cost of product revenue decreased $4.0 million, or 25.7%, from 2008 to 2009 due to the decrease in product revenue and lower manufacturing costs. Product gross margin improved due to our contract manufacturer shifting production from a facility in the San Francisco Bay Area to Mexico, and as a result of lower material costs.

Cost of services increased $0.1 million, or 2.2%, from 2008 to 2009. This increase was due to a slight increase in headcount to support the 32.1% increase in service revenue.

Operating expenses:

	Years ended December 31,
	2008		2009		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Operating expenses
Research and development	$7,353	18.5%	$5,992	14.6%	$(1,361)	(18.5)%
Sales and marketing	15,394	38.7	16,468	40.0	1,074	7.0
General and administrative	3,456	8.7	3,489	8.5	33	1.0

Total operating expenses	$26,203	65.8%	$25,949	63.1%	$(254)	(1.0)

Research and development expense.    Research and development expense decreased $1.4 million, or 18.5%, from 2008 to 2009. This decrease was primarily due to a $0.7 million decrease in employee wages and other personnel costs primarily as a result of lower headcount, a $0.2 million decrease in consultant and other outside service costs, a $0.2 million decrease in facility and information technology expenses and a $0.2 million decrease in outside service expenses.

Sales and marketing expense.    Sales and marketing expense increased $1.1 million, or 7.0%, from 2008 to 2009. The transition to direct sales from resellers in 2009 required the hiring of additional sales personnel. The increase in sales and marketing expense was primarily due to a

$1.6 million increase in employee wages and other personnel costs due to higher headcount, a $0.2 million increase in facility and information technology expenses, offset by a $0.2 million decrease in outside service costs, a $0.2 million decrease in travel expenses, a $0.3 million decrease in office and equipment costs and a $0.2 million decrease in market development costs.

General and administrative expense.    General and administrative expense increased less than $0.1 million, or 1.0%, from 2008 to 2009. This increase was primarily due to a $0.4 million increase in outside service expenses offset by a $0.2 million decrease in employee wages and other personnel costs and a $0.1 million decrease in facility and information technology expenses.

	Years ended December 31,
(in thousands)	2008	2009	Change

Interest income	$182	$52	$(130)
Interest expense	(143)	(141)	2
Other income (expense), net	(208)	(227)	(19)

Interest income.    Interest income decreased $0.1 million from 2008 to 2009. The decrease is consistent with lower average cash balances during 2009 as compared to 2008 and lower interest rates on our money market cash balances.

Interest expense.    We incurred interest expense of $0.1 million in both 2008 and 2009. Current and long-term borrowing balances remained relatively consistent during the periods.

Other income (expense), net.    Other income was $0.2 million in both 2008 and 2009. Amounts include gains or losses on fixed asset disposals, changes in the fair market value of the preferred stock warrants, and foreign exchange gains or losses.

Liquidity and capital resources

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

Consolidated statements of cash flow data:
Net cash provided by (used in) operating activities	$(3,105)	$2,997	$4,782	$849	$(1,246)
Net cash used in investing activities	(737)	(403)	(9,449)	(142)	(920)
Net cash provided by (used in) financing activities	(1,066)	144	4,378	(253)	5,359

As of June 30, 2011, we had cash and cash equivalents of $11.8 million, consisting of cash and money market accounts. Other than $0.2 million of restricted cash pledged as security deposits, we did not have any short-term or long-term investments.

Prior to 2009, we financed the majority of our operations and capital expenditures through private sales of preferred stock. Specifically, we received aggregate net proceeds from the issuance of preferred stock of $39.8 million in the years prior to 2006 and net proceeds from the issuance of preferred stock of $6.9 million in 2006 and $6.1 million in 2007.

We have also financed a portion of our operations and acquisitions with term loans, equipment lines of credit and revolving lines of credit. In January 2009, we entered into a loan and security agreement with Comerica Bank, N.A., or Comerica, which was subsequently amended in February 2010 and December 2010. These amendments renewed the working capital line of credit for $5.0 million, and increased the term loan facility from $2.0 million to $5.0 million.

We are not a capital-intensive business, nor do we expect to be in the future. During 2008, 2009 and 2010, our purchases of property and equipment were $0.9 million, $0.2 million and $0.7 million, respectively. The expenditures in 2008 primarily related to leasehold improvements and computer equipment as we relocated our headquarters to the current San Jose, California location.

We believe that our available cash resources and anticipated future cash flow from operations will provide sufficient cash resources to meet our contractual obligations and our currently anticipated working capital and capital expenditure requirements for at least the next 12 months. Our future liquidity and capital requirements will depend upon numerous factors, including our rate of growth, the rate at which we add personnel to generate and support future growth, and potential future acquisitions.

In the future, we may seek to sell additional equity securities or borrow funds. The sale of additional equity or convertible securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or other borrowings, these securities or borrowings could have rights senior to those of our common stock and could contain covenants that could restrict our operations. Any required additional capital may not be available on reasonable terms, if at all.

Credit facility

We have a credit facility with Comerica for both a revolving line of credit and a term loan. Our credit facility with Comerica imposes various limitations on us, and also contains certain customary representations and warranties, covenants, notice and indemnification provisions, and events of default, including changes of control, cross defaults to other debt, judgment defaults and material adverse changes to our business. In addition, the term loan requires that we maintain specified liquidity ratios and minimum net income levels. As of December 31, 2010 and June 30, 2011, we were in compliance with the agreement other than the covenant specifying the quarterly net income amount. Comerica waived this violation at December 31, 2010 and June 30, 2011. Subsequent to June 2011, the Bank amended the financial covenant to remove the requirement to maintain minimum quarterly net income levels.

Revolving line of credit:

We can borrow up to $5.0 million under our working capital line of credit based on the amount of our working capital. Interest is payable monthly with the principal due at maturity.

Borrowings under the line of credit bear interest at the bank’s prime rate plus 1.0%, providing that in no event will the prime rate be deemed to be less than the 30-day LIBOR rate plus 2.5%. As of December 31, 2010 and as of June 30, 2011, we had drawn $0.0 million and $4.5 million, respectively. This line of credit will expire in January 2012.

Term loan facility:

On December 13, 2010, we borrowed the full $5.0 million available on the term loan facility. Approximately $1.0 million of this borrowing was used to pay off a previous term loan. The remaining proceeds were used to finance an acquisition completed in December 2010 and for working capital following the use of cash for acquisitions previously completed in 2010. Commencing in June 2011, the new loan will be repaid by 30 principal payments of $167,000 plus monthly interest payments at the bank’s prime rate plus 1.5%, provided that in no event will the prime rate be deemed to be less than the 30-day LIBOR rate plus 2.5%. The term loan matures in December 2013.

Operating activities

Cash used in operating activities was $1.2 million for the six months ended June 30, 2011, which was primarily attributable to changes in the valuation of warrant and option liabilities of $1.6 million, net loss of $1.3 million, stock-based compensation expense of $0.4 million, depreciation and amortization of $0.3 million, amortization of intangible assets of $0.5 million offset by net changes in current assets and liabilities of $2.8 million. Within current assets and liabilities, accounts receivable increased $6.0 million during the six months ended June 30, 2011 due to the increase in volume and the timing of product shipments during the 2011 period. We expect accounts receivable balances will fluctuate over time depending on the timing of product shipments within the given period. Prepaid expenses increased by $1.1 million primarily due to expenditures related to our anticipated initial public offering.

Cash provided by operating activities was $0.8 million for the six months ended June 30, 2010, which was primarily attributable to net income of $2.2 million and stock-based compensation expense of $0.2 million, changes in the valuation of preferred stock warrants of $0.2 million, depreciation and amortization of $0.4 million offset by net changes in current assets and liabilities of $2.2 million. In particular, inventories increased by $1.4 million as we elected to build inventory prior to our transition to a new contract manufacturer.

Cash provided by operating activities was $4.8 million in 2010, which was primarily attributable to net income of $1.2 million plus stock-based compensation expense of $0.5 million, changes in the valuation of warrant and option liabilities of $0.4 million, depreciation and amortization of $0.7 million, amortization of intangible assets of $0.2 million and net changes in current assets and liabilities of $1.7 million. Inventory increased by $1.7 million as we elected to build inventory prior to our transition to a new contract manufacturer.

Cash provided by operating activities was $3.0 million in 2009, which was primarily attributable to the net loss of $1.0 million offset by stock-based compensation expense of $0.5 million, changes in the valuation of preferred stock warrants of $0.2 million, depreciation and amortization of $0.8 million and net changes in current assets and liabilities of $2.5 million.

Cash used in operating activities was $3.1 million in 2008, which was primarily attributable to the net loss of $6.3 million, reduced by a gain on asset disposals of $0.1 million, offset by stock-based compensation expense of $0.5 million, changes in the valuation of preferred stock warrants of $0.3 million, depreciation and amortization of $0.8 million and net changes in current assets and liabilities of $1.8 million.

Investing activities

Cash used in investing activities was $0.9 million for the six months ended June 30, 2011, which was primarily attributable to the purchase of property and equipment and leasehold improvements related to expansion of our corporate offices. Our purchases of property and equipment during this period were higher than normal as we procured additional manufacturing tools and equipment. We do not expect this level of investment to continue through the remainder of 2011.

Cash used in investing activities was $0.1 million for the six months ended June 30, 2010, which was primarily attributable to the purchase of property and equipment.

Cash used in investing activities was $9.4 million in 2010, which was primarily attributable to the $8.8 million in cash, net of cash received, used for four acquisitions we completed in the last four months of 2010, and the purchase of property and equipment in the amount of $0.7 million.

Cash used in investing activities was $0.4 million in 2009, which was primarily attributable to the purchase of property and equipment in the amount of $0.2 million and an increase of $0.2 million in a security deposit.

Cash used in investing activities was $0.7 million in 2008, which was primarily attributable to the purchase of property and equipment in the amount of $0.9 million, offset by proceeds of $0.1 million relating to fixed asset disposals and a $0.1 million reduction in long-term deposits.

Financing activities

Cash provided by financing activities was $5.4 million for the six months ended June 30, 2011, which was primarily attributable to a $3.9 million net increase in debt and $1.8 million in proceeds from the exercise of stock options and preferred stock warrants. In June 2011, we drew $4.5 million on the revolving line of credit for general corporate purposes as we added headcount and continued to invest in our operations for future growth.

Cash used in financing activities was $0.3 million in the six months ended June 30, 2010, which was primarily attributable to a $0.4 million net decrease in debt, offset by $0.2 million in proceeds from the exercise of stock options.

Cash provided by financing activities was $4.4 million in 2010, which was primarily attributable to a $3.1 million net increase in debt and $1.2 million in proceeds from the exercise of stock options. The net increase in debt includes a new $5.0 million term loan used to partially finance the four acquisitions during the year.

Cash provided by financing activities was $0.1 million in 2009, which was primarily attributable to a net increase in debt.

Cash used in financing activities was $1.1 million in 2008, which was primarily attributable to net repayments of debt.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2010:

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases(1)	$6,972	$1,243	$3,988	$1,741	$—
Non-cancelable purchase commitments(2)	2,123	2,097	26	—	—
Long-term debt(3)	5,810	1,628	4,182	—	—

Total	$14,905	$4,968	$8,196	$1,741	$—

(1)	Consists of contractual obligations from non-cancelable office space under operating leases.

(2)	Consists of minimum purchase commitments with our independent contract manufacturer and other vendors.

(3)	Consists of principal and interest amounts due under our credit facility.

Our uncertain tax liabilities are recorded against our deferred tax assets and are, therefore, not included in the table above.

Off-balance sheet arrangements

During 2008, 2009, 2010 and the six months ended June 30, 2011, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies and estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, accounting for business combinations and the provision for income taxes. We base our estimates and judgments on our historical experience, knowledge of factors affecting our business and our belief as to what could occur in the future considering available information and assumptions that we believe to be reasonable under the circumstances.

The accounting estimates we use in the preparation of our consolidated financial statements will change as events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our consolidated financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

While our significant accounting policies are more fully described in Note 2 of our “Notes to consolidated financial statements” included elsewhere in this prospectus, we believe the following reflect our critical accounting policies and our more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

We derive revenue from the sales of communication badges, smartphones, perpetual software licenses for software that is essential to the functionality of the communication badges, software maintenance, extended warranty and professional services. We also derive revenue from the sale of licenses for software that is not essential to the functionality of the communication badges.

Revenue is recognized when

•	there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party

•	delivery has occurred or services have been rendered

•	the price is fixed or determinable after evaluating the risk of concession

•	collectability is probable and/or reasonably assured based on customer creditworthiness and past history of collection

A typical sales arrangement involves multiple elements, such as sales of communications badges, perpetual software licenses, professional services and maintenance services which entitle customers to unspecified upgrades, bug fixes, patch releases and telephone support. Revenue from the sale of communication badges and perpetual software licenses is recognized upon shipment or delivery at the customers’ premises as the contractual provisions governing sales of these products do not include any provisions regarding acceptance, performance or general right of return or cancellation or termination provisions adversely affecting revenue recognition. Revenue from the sale of maintenance services on software licenses is recognized over the period during which the services are provided, which is generally one year. Revenue from professional services is recognized on a time and materials basis as the services are provided, generally over a period of two to eight weeks.

For contracts that were signed prior to January 1, 2010 and were not materially modified after that date, we recognize revenue on such arrangements in accordance with the discussion under ASC 985-605, Software Revenue Recognition, for all elements under such arrangements, as our software licenses sold as part of such multiple element arrangements are considered essential to the functionality of the communications system. The arrangement consideration is allocated between each element in a multiple element arrangement based on vendor-specific objective evidence, or VSOE, of fair value. We applied the residual method whereby only the fair value of the undelivered element, based on VSOE, is deferred and the remaining residual fee is recognized when delivered. We established VSOE of fair value for maintenance services based on actual renewal rates. The VSOE of fair value for professional services is based on the rates charged for those services when sold independently from a software license.

In October 2009, the FASB amended the guidance for revenue recognition for tangible products containing software components that function together to deliver the products essential functionality and also amended the accounting guidance for multiple element arrangements. We concluded that both standards were applicable to our products and arrangements and elected to early adopt these standards on a prospective basis for revenue arrangements entered into or materially modified after January 1, 2010. Under the new guidance, tangible products, containing both software and nonsoftware components that function together to deliver a tangible product’s essential functionality, will no longer be subject to software revenue accounting.

The amended guidance for multiple element arrangements:

•	provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated

•

requires an entity to allocate revenue in an arrangement using best evidence of selling price, or BESP, if a vendor does not have vendor specific evidence, or VSOE, of fair value or third party evidence, or TPE, of fair value

•	eliminates the use of the residual method and require an entity to allocate revenue using the relative selling price method

Under the new guidance, tangible products and the essential software licenses that work together with such tangible products to provide them their essential functionality are now not subject to software revenue recognition accounting rules (non-software elements), while nonessential software licenses are still governed under software revenue recognition rules (software elements). In such multiple element arrangements, we first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. For our multiple-element arrangements, we allocate revenue to each element based on a selling price hierarchy at the arrangement inception. The selling price for each element is based upon the following selling price hierarchy: VSOE if available, third party evidence, or TPE, if VSOE is not available, or best estimate of selling price, or BESP, if neither VSOE nor TPE are available. We then further allocate consideration within the software group to the respective elements within that group following the guidance in ASC 985-605 and our policies as described above.

We allocate revenue to all deliverables based on their relative selling prices, which for the majority of our products and services is based on VSOE of fair value. We have established VSOE of fair value for our communication badges, smartphones, software maintenance, extended warranty, and professional services. VSOE of fair value is established based on selling prices when the elements are sold separately and such selling prices fall within a relatively narrow band or through actual maintenance renewal rates. We establish best evidence of selling price, or BESP, considering multiple factors including normal pricing and discounting practices, which considers market conditions, internal costs and gross margin objectives. We established BESP for perpetual licenses based on a range of actual discounts off list price, as the actual selling prices for perpetual licenses fall within a relatively narrow range.

Each element is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. We consider a deliverable to have standalone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, our revenue arrangements do not include a general right of return. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions. The adoption of the amended revenue recognition guidance did not result in any significant changes to the individual deliverables to which we allocate revenue as the fair value for most of the deliverables is based on VSOE, or the timing of revenue recognized from the individual deliverables.

We also derive revenue from the provision of hosted services on a subscription basis and software sold under term licenses. Revenue from such arrangements is recognized ratably over the term of the arrangement.

Stock-based compensation

We record all stock-based awards, which consist of stock option grants, at fair value as of the grant date and recognize the expense over the requisite service period (generally over the vesting period of the award). The expenses relating to these awards have been reflected in our financial statements. Stock options granted to our employees vest over periods of 12 to 48 months.

We use the Black-Scholes option-pricing model to calculate the fair value of stock options on their grant date. This model requires the following major inputs: the estimated fair value of the underlying common stock, the expected life of the option, the expected volatility of the underlying common stock over the expected life of the option, the risk-free interest rate and expected dividend yield. The following assumptions were used for each respective period:

	Years ended December 31,		Six months ended June 30,
	2009	2010	2011

Risk-free interest rate	1.89% - 2.73%	1.90% - 2.63%	2.20% - 2.48%
Expected life (years)	5.57	5.77	5.49 - 5.68
Expected volatility	45.30% - 46.20%	44.03% - 44.52%	45.00%
Dividend yield	0.0%	0.0%	0.0%

Based upon the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of June 30, 2011 was $             million, of which $             million related to vested options and $             million related to unvested options.

Because our securities are not publicly traded, the risk-free rate for the expected term of the option was based on the U.S. Treasury Constant Maturity Rate as of the grant date. The computation of expected life was determined based on the historical exercise and forfeiture behavior of our employees, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The expected stock price volatility for our common stock was estimated based on the historical volatility of a peer group of publicly-traded companies for the same expected term of our options. The peer group was selected based on industry and market capitalization data. We intend to continue to consistently apply this process using the same or similar companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us. In this latter case, more suitable companies whose share prices are publicly available would be utilized in the calculation. We assumed the dividend yield to be zero, as we have never declared or paid dividends and do not expect to do so in the foreseeable future.

Stock-based compensation expense is recognized based on a straight-line amortization method over the respective vesting period of the award and has been reduced for estimated forfeitures. We estimated the expected forfeiture rate based on our historical experience, considering voluntary termination behaviors, trends of actual award forfeitures, and other events that will impact the forfeiture rate. To the extent our actual forfeiture rate is different from our estimate, the stock-based compensation expense is adjusted accordingly.

During 2010 and the six months ended June 30, 2011, we granted options to purchase shares of common stock as follows:

Grant date	Number of options granted	Option exercise price	Fair value of common stock per share	Fair value of common stock options per share	Grant date fair value (in thousands)

February 26, 2010	109,500	$0.27	$0.27	$0.12	$13
March 31, 2010	600,000	0.27	0.27	0.15	92
July 16, 2010	118,500	0.34	0.34	0.15	17
September 7, 2010	866,000	0.37	0.37	0.16	140
December 23, 2010	1,887,000	0.36	0.36	0.16	300
March 31, 2011	2,180,800	0.78	0.78	0.35	752
May 5, 2011	2,522,500	0.84	0.84	0.37	943
June 14, 2011	281,700	0.84	1.85	1.23	338

Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•	our stage of development

•	our financial condition and historical operating performance

•	our future financial projections and the risk of achieving these projections

•	changes in the company and in the industry since the last time the board made a determination of fair value

•	impact of acquisitions on the business, including risks associated with the integration of the acquired operations

•	the financial performance and range of market multiples of comparable companies

•	market and regulatory conditions affecting our industry

•	the rights, preferences, privileges and restrictions of each security in our capital structure

•	the expected timing and likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions

•	the illiquid nature of our common stock

Since January 2009, we have obtained quarterly third-party valuations of our common stock performed in a manner consistent with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations involved estimating our business enterprise value, or BEV, and then allocating the BEV to each element of our capital structure (e.g., preferred stock, common stock, warrants and options). Our BEV was estimated using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method. The DCF estimated our enterprise value based on the present value of estimated future net cash flows our business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The future cash flows used in the DCF were approved by our board of directors quarterly and considered the changes that had taken place in our business since the last valuation. The estimated present value was then calculated by applying a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business, and to our cash flow projections. The market-based approach considered multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. These multiples were then applied to our financial metrics to derive a range of indicated values. Once calculated, the DCF and comparable company methods were then weighted to determine our BEV. Our BEV at each valuation date was allocated to the components of our capital structure using an option pricing method, weighted for the relative probabilities of either an IPO or a sale/merger. As time passed and the prospects of an IPO became more favorable, the weight we assigned to the IPO scenario increased, thereby increasing the value allocated to our common stock.

A brief narrative of the specific factors considered by our board of directors or compensation committee in determining the grant date fair value of our common stock, as of the date of each grant since January 1, 2010, is set forth below.

February 2010

On February 26, 2010, our board of directors granted 109,500 options and determined that the fair value of our common stock was $0.27 per share. In reaching this decision, the board considered that there were no significant changes in our equity structure nor any significant business milestones that impacted the fair value of our common stock since the previous valuation in the fourth quarter of 2009. Additionally, the board considered a third-party valuation analysis as of December 31, 2009, which was received on February 25, 2010 and utilized cash flow assumptions and other qualitative inputs available through January 2010. The valuation analysis estimated the fair value of our common stock to be $0.27 per share and used a non-marketability discount of 33.3% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-Scholes option inputs to the model were: 55.0% for volatility; 1.7% for the risk-free interest rate and a term of 3.0 years.

March 2010

On March 31, 2010, our board of directors granted 600,000 options and determined that the fair value of our common stock was $0.27 per share. In reaching this decision, the board considered that there were no significant changes in either our equity structure or our future cash flow projections since the prior grant in February 2010.

July 2010

On July 16, 2010, our compensation committee granted 118,500 options and determined that the fair value of our common stock was $0.34 per share. In reaching this decision, the compensation committee considered that there were no significant changes in our equity structure or any significant business milestones that impacted the fair value of our common stock since the previous valuation. Additionally, it considered a third-party valuation analysis as of March 31, 2010, which was received on July 13, 2010 and utilized slightly improved cash flow assumptions and other qualitative inputs available through April 30, 2010. The valuation analysis estimated the fair value of our common stock to be $0.34 per share and used a non-marketability discount of 29.0% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-Scholes option inputs to the model were 55.0% for volatility; 1.02% for the risk-free interest rate and a term of 2.0 years.

September 2010

On September 7, 2010, our compensation committee granted 866,000 options and determined that the fair value of our common stock was $0.37 per share. In reaching this decision, the compensation committee considered that there were no significant changes in our equity structure or any significant business milestones that impacted the fair value of our common stock since the previous valuation. Additionally, it considered a third-party valuation analysis as of June 30, 2010, which was received on September 1, 2010 and utilized slightly improved cash flow assumptions and other qualitative inputs available through July 29, 2010. The valuation analysis estimated the fair value of our common stock to be $0.37 per share and used a non-marketability discount of 27.8% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-Scholes option inputs to the model were 55.0% for volatility; 0.54% for the risk-free interest rate and a term of 1.75 years.

In the third and fourth quarters of 2010, revenue and operating results from our Voice Communication solution improved modestly. However, our capital structure changed significantly with the net addition of $4.0 million in debt plus significant cash expenses associated with our four 2010 acquisitions, which laid the groundwork for expanding our Messaging and Care Transition solutions in 2011.

December 2010

On December 23, 2010, our board of directors granted 1,887,000 options and determined that the fair value of our common stock was $0.36 per share. In reaching this decision, the board considered a third-party valuation analysis as of September 30, 2010, which was received on December 17, 2010 and utilized cash flow assumptions and other qualitative inputs available through November 11, 2010. The valuation specifically considered the significant cash expenditures we incurred in connection with the first two of our 2010 acquisitions as well as the uncertainty that existed in our ability to generate sustained future positive cash flow from these acquisitions. The valuation analysis estimated the fair value of our common stock to be $0.36 per share and used a non-marketability discount of 21.4% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-Scholes option inputs were 45.0% for volatility; 0.35% for the risk-free interest rate and a term of 1.5 years.

March 2011

On March 31, 2011, our board of directors granted 2,180,800 options and determined that the fair value of our common stock was $0.78 per share. In reaching this decision, the board considered a third-party valuation analysis as of December 31, 2010, which was received on March 22, 2011 and utilized cash flow assumptions and other qualitative inputs available through February 17, 2011. The valuation considered increasing future cash flow projections, since the last valuation, due to the expansion of our Messaging and Care Transition product lines that occurred in 2011 resulting from the integration of our 2010 acquisitions, including decisions around product line management and sales strategies. The valuation analysis estimated the fair value of our common stock to be $0.78 per share, and used a non-marketability discount of 21.3% and a scenario weight of 30.0% for an IPO and 70.0% for a sale or merger. The Black-Scholes option inputs were 45.0% for volatility; 0.45% for the risk-free interest rate and a term of 1.5 years.

May 2011

On May 5, 2011, our board of directors granted 2,522,500 options and determined that the fair value of our common stock was $0.84 per share. In reaching this decision, the board considered a third-party valuation analysis as of March 31, 2011, which was received on May 4, 2011 and utilized cash flow assumptions and other qualitative inputs available through April 30, 2011. The valuation included upward revisions in our financial projections as we continued to integrate our acquisitions, as well as a reduction of time anticipated for a potential IPO. The valuation analysis estimated the fair value of our common stock to be $0.84 per share and used a non-marketability discount of 19.5% and a scenario weight of 40.0% for an IPO and 60.0% for a sale or merger. The Black-Scholes option inputs were 45.0% for volatility; 0.43% for the risk-free interest rate and a term of 1.25 years.

July 2011

On June 14, 2011, our board of directors granted 281,700 options at an exercise price of $0.84 per share. In July 2011, we received a third-party valuation analysis as of June 30, 2011 which utilized cash flow assumptions and other qualitative inputs available through June 23, 2011. The valuation analysis estimated the fair value of our common stock to be $1.85 per share and used a non-marketability discount of 14.7% and a scenario weight of 60.0% for an IPO and 40.0% for a sale or merger. The

Black-Scholes option inputs were 45.0% for volatility; 0.2% for the risk-free interest rate and a term of 0.8 years. The increase in estimated fair value of our common stock to $1.85 at June 30, 2011 from $0.84 at March 31, 2011 was primarily related to three factors. First, we increased the weighting we applied to a potential IPO scenario in our valuation models as we commenced our IPO process in June 2011. Additionally, we reduced the discount rate we applied to our cash flow analysis from 30% to 20% to reflect the increased likelihood of an IPO. Finally, we increased the multiples used in our valuation methodologies as a result of more confidence in our continued profitability and higher expectations of liquidity for our common stock due to the planned IPO. Because of the proximity of the June 14, 2011 grant to the valuation as of June 30, 2011, the fair value of the underlying common stock used to calculate the fair value of the options on the grant date for financial statement reporting purposes was determined to be $1.85 per share.

The following table summarizes stock-based compensation charges for 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 (in thousands):

	Year ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

Employee stock-based compensation expense	$481	$492	$507	$238	$367
Non-employee stock-based compensation expense	—	—	100	—	448

Total stock-based compensation	$481	$492	$607	$238	$815

At June 30, 2011, there was $2.1 million of unrecognized compensation cost related to options which is expected to be recognized over a weighted-average period of 1.8 years.

Goodwill and intangible assets

We allocate the purchase price of any acquisitions to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill

Goodwill is tested for impairment at the reporting unit level at least annually or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Given that the acquisitions resulting in the recognition of goodwill occurred in late 2010, our first annual goodwill impairment testing is scheduled for the beginning of the quarter ending September 30,

2011. No impairment was recorded in 2010 or during the six months ended June 30, 2011. As of June 30, 2011, no changes in circumstances indicate that goodwill carrying values may not be recoverable. Application of the goodwill impairment test requires judgment. Circumstances that could affect the valuation of goodwill include, among other things, a significant change in our business climate and buying habits of our customers along with changes in the costs to provide our products and services. We have identified two operating segments (products and services) which we also consider to be reporting units.

Intangible assets

In connection with the acquisitions we made in 2010, we recorded intangible assets. We applied an income approach to determine the values of these intangible assets; the income approach measures the value of an asset based on the future cash flows it expects to generate over its remaining life. The application of the income approach requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. In applying the income approach, we used the excess earnings method to value our customer relationships and in-process research and development intangible assets and the relief from royalty method to value our developed technology and trade name intangible assets. We used the with and without method to value a non-compete intangible asset. The cash flows expected to be generated by each intangible asset were discounted to their present value equivalent using rates believed to be indicative of market participant discount rates.

Intangible assets are amortized over their estimated useful lives. Upon completion of development, acquired in process research and development assets are generally considered amortizable, finite-lived assets and are amortized over their estimated useful lives. Finite-level intangible assets consist of customer contracts, trademarks, and non-compete agreements. We evaluate our intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. No impairment was recorded in 2010 or during the six months ended June 30, 2011.

Significant judgments required in assessing the impairment of goodwill and intangible assets include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value as to whether an impairment exists and, if so, the amount of that impairment.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, we record deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and use enacted tax rates and laws that we expect will be in effect when we recover those assets or settle those liabilities, as the case may be, to measure those taxes. In cases where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, we provide for a valuation allowance. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

We have deferred tax assets, resulting from deductible temporary differences that may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax-planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax laws, changes in statutory tax rates and future taxable income levels. If we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Due to the amount of net operating losses available for income tax purposes through June 30, 2011, we had a full valuation reserve against our deferred tax assets. We continue to evaluate the realizability of our U.S. and Canadian deferred tax assets. If our financial results improve, we will reassess the need for a full valuation allowance each quarter and, if we determine that it is more likely than not the deferred tax assets will be realized, we will adjust the valuation allowance.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon our management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the highest amount of tax benefit with a greater than 50.0% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

We include interest and penalties with income taxes on the accompanying statement of operations. Our tax years after 2006 are subject to tax authority examinations. Additionally, our net operating losses and research credits prior to 2007 are subject to tax authority adjustment.

Quantitative and qualitative disclosures about market risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, historically we have invested in money market funds. To minimize the exposure due to an adverse shift in interest rates, we invest in short-term securities and maintain an average portfolio duration of one year or less.

Historically our operations have consisted of research and development and sales activities in the United States. As a result, our financial results have not been materially affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets. In the fourth quarter of 2010, we acquired Wallace Wireless, Inc., a company based in Toronto, Canada. At the date of acquisition, this company had 16 employees. We expect to generate future revenue and incur future expenses associated with operating our Canadian subsidiary relating to this acquisition. We are developing plans to expand our international presence. Accordingly, we expect that our exposure to changes in foreign currency exchange rates and economic conditions will increase in future periods.

Recently issued accounting guidance

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures. ASU 2010-06 requires disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. The adoption of this new standard did not have a significant impact on our consolidated financial statements.

Business

Overview

We are a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. We help our customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through our Voice Communication solution and new Messaging and Care Transition solutions. Our Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. Our Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another.

Hospital communications are typically conducted through disparate components, including overhead paging, pagers and mobile phones, often relying on written records of who is serving in specific roles during a particular shift. These legacy communication methods are inefficient, often unreliable, noisy and do not provide “closed loop” communication (in which a caller knows if a message has reached its intended recipient). These communication deficiencies can negatively impact patient safety, delay patient care and result in operational inefficiencies. Our communication platform helps hospitals increase productivity and reduce costs by streamlining operations, and improves patient and staff satisfaction by creating a differentiated “Vocera hospital” experience.

At the core of our Voice Communication solution is a patent-protected software platform that we introduced in 2002. We have significantly enhanced and added features and functionality to this solution through ongoing development based on frequent interactions with our customers. Our software platform is built upon a scalable architecture and recognizes more than 100 voice commands. Users can instantly communicate with others using the Vocera communication badge, the Vocera Wi-Fi smartphone or through Vocera client applications available for BlackBerry, iPhone and Android smartphones and other mobile devices. Our Voice Communication solution can also be integrated with nurse call and other clinical systems to immediately and efficiently alert hospital workers to patient needs.

Our solutions are deployed in over 750 hospitals and healthcare facilities, including large hospital systems and small and medium-sized local hospitals, as well as at over 100 non-healthcare facilities. We sell our solutions to healthcare customers primarily through our direct sales force in the United States, and through direct sales and select distribution channels in international markets. In 2010, we generated revenue of $56.8 million, representing growth of 38.1% over 2009, and net income of $1.2 million. In the first six months of 2011, we generated revenue of $37.4 million, representing a 45.9% growth over the first six months of 2010, and a net loss of $1.3 million.

Industry overview

We believe that a combination of policy changes through healthcare reform, demographic trends and downward pressure on healthcare reimbursement are increasing financial pressure on hospitals and healthcare providers. According to Billians HealthData, an independent provider of healthcare business information, there were 6,891 hospitals in the United States as of March 31, 2011. The Bureau of Labor Statistics reports that in 2008 there were a total of five million workers at these hospitals, including 1.6 million nurses. In addition to financial pressures, hospitals face a growing shortage of qualified nurses. The American Hospital Association estimates there were over 115,000 open positions for registered nurses in hospitals in the United States as of July 2007, and the nursing shortfall is expected to continue to grow substantially. The inadequate coverage of patients by qualified nurses can detract from the patient experience and impact hospitals’ financial performance as patients are increasingly selecting hospitals and providers based on quality of care, cost and overall experience with the provider. The increasing focus on improving patients’ experience is supported by the healthcare reform initiative, which incorporates financial incentives for hospitals to improve the quality of care and patient satisfaction. These forces are driving hospitals to manage their operations more efficiently and to seek ways to improve staff and patient satisfaction through process improvements and technology solutions.

Hospitals have difficulty achieving effective communications among their mobile and widely dispersed staff. Nurses, doctors and other caregivers have responsibilities throughout the hospital, from the emergency department, operating rooms and patient recovery rooms to nursing stations and other locations inside and outside the hospital. Communication challenges are compounded by the critical nature of the information conveyed, and the need for around-the-clock patient care and seamless transitions between caregivers’ at shift change and patient transfers between departments within the hospital.

The primary communication methods used in hospitals have changed very little in decades. Traditionally, communication inside of a hospital has followed a hub and spoke model, where the nursing station represents the hub and physicians, specialists and nurses represent the spokes. Caregivers are required to leave the patient’s bedside and return to the nursing station in order to attempt to speak with other healthcare professionals. Information about the various caregivers to be contacted for each individual patient, and the different telephone numbers at which they are reachable at different times, are traditionally kept on a sheet of paper or white board at the nursing station. The nurse or other caregiver may be required to leave the bedside to access this information, which can be out of date, illegible or inaccurate.

Traditional methods of hospital communication create a number of impediments to effective care and can degrade patient and caregiver satisfaction:

•

Time away from the bedside.    A 2005-2006 study of nurses in 36 hospitals in 17 healthcare systems indicated that less than one-third of nursing time was spent in patient rooms. We believe that inefficient communication processes are one of the main factors that take the nurse away from the patient, which can be both stressful to the patient and frustrating to the nurse, potentially impacting safety and quality of care.

•

Inability to reach the appropriate caregiver in a timely manner.    With numerous people involved in the delivery of patient care in a hospital, and the individuals performing particular roles often changing each shift, nurses and other caregivers do not know at any given time which person is providing care to each and every patient. Valuable time can be lost identifying, locating and contacting the appropriate nurse, physician or other caregiver.

•

Noisy environments.    Traditional communication methods, which rely on overhead paging and device alarms, create noise in the hospital that can result in increased patient stress levels and staff frustration. Excessive noise can prevent patients from getting uninterrupted sleep and lengthen recovery time, resulting in an increased length of hospital stay. A 2005 study of hospital noise levels by acoustic engineers found that since 1960 daytime hospital noise levels around the world rose from 57 decibels to 72 and nighttime levels increased from 42 decibels to 60, all of which exceeded the World Health Organization’s 1995 hospital noise guidelines, which suggest that sound levels in patient rooms should not exceed 35 decibels. Hospitals are increasingly seeking to reduce the ambient noise levels to which their patients and staff are subjected.

•

Lack of closed loop communication.    In a closed loop communication system, the person transmitting information receives confirmation that it was received by the intended recipient. Traditional hospital communication methods do not inherently provide for closed loop communication. The phrase, “I never received the page,” is commonly heard in traditional hospitals. This can waste caregiver time in seeking to confirm receipt of important patient information and can adversely affect patient care if it is incorrectly assumed that the transmitted information has been received and processed.

Shortcomings in hospital communication not only cause inconvenience and frustration, but can also lead to medical errors and hospital inefficiencies:

•

Miscommunication causes medical errors.    In a study released in October 2010, the Joint Commission’s Center for Transforming Healthcare found that more than 37% of patient hand-offs were defective and did not allow the new caregiver to safely care for the patient. Subsequently, in May 2011, the Joint Commission, an independent healthcare accreditation organization, released a report regarding sentinel events, which it defines as unexpected occurrences involving death or serious physical or psychological injury, or the risk thereof. The Joint Commission reported that in reports of over 800 sentinel events in hospitals in 2010, communication issues were involved in 82% of the events. It further reported that when the cause for the sentinel event was a delay in treatment, communication issues were the most frequently identified reason for the delay, appearing in 440 of the 545 cases occurring from 2004 through 2010.

•

Communication difficulties impact hospital economics.    Inefficient communication systems can adversely affect hospital revenue and operating costs. Communication problems can lead to delays in preparing, or identifying the availability of, critical hospital resources such as operating rooms or emergency rooms, leading to lost revenue opportunities for the hospital. A 2010 University of Maryland study found that U.S. hospitals waste over $12 billion annually as a result of communication inefficiency among care providers.

To address these deficiencies, hospitals are seeking more effective alternatives for improving communication. We believe hospitals will increasingly turn to unified communication technologies to help improve patient safety and satisfaction, productivity and caregiver satisfaction and retention.

Benefits of our solutions

We believe our solutions provide the following key benefits:

•	Improve patient safety. The direct communication capabilities of our system improve caregivers’ ability to respond rapidly to critical events. The ability for users to instantly connect with the right resources in a closed loop communication process can help reduce medical errors and accidental deaths. Our Care Transition solution provides secure, repeatable and documented delivery of information during patient transfers, enabling accurate, timely communication that helps prevent treatment delays, medical errors and unsafe practices that may lead to sentinel events. After installing our Voice Communication solution, a hospital with over 500 beds reduced average telemetry alarm notification closure times from over nine minutes to under 40 seconds.

•

Enhance patient experience.    Hospitals can improve patient satisfaction through reduced noise levels, more caregiver time at the patient’s bedside, faster response times and improved communication links between the patient and nurse. For example, a study that we commissioned at a hospital with over 300 beds revealed that after adopting our Voice Communication solution up to 94% of overhead pages were eliminated. A graduate study conducted at a cardiac care facility with over 50 beds reported that nurse call system response times were reduced by approximately 37% after the installation of our system. We believe that patient experience is important not only to the patient but to the hospital as well. A study published in 2010 indicates notable associations between measures of patient experiences and technical quality and safety in hospitals. Starting in 2012, 1% of hospitals’ Medicare and Medicaid reimbursement will be withheld and redistributed based on the quality of their patients’ experience, with the amount increasing to 2% in 2017. Performance will be measured by evaluation of certain core measures and by patient satisfaction scores on the Hospital Consumer Assessment of Healthcare Providers and Systems, or HCAHPS, survey evaluation. Two of the questions on the survey cover areas where our solutions can have a direct impact on survey results.

•

Improve caregiver job satisfaction.    By replacing the traditional hub and spoke communication model, our Voice Communication solution enables caregivers to communicate more efficiently, spend more time caring for the patient at the bedside and walk fewer miles per shift, thus improving job satisfaction and employee retention. One customer, a teaching and research hospital, was able to reduce the time spent on common communication activities by 25% and the time spent looking for others by 45% after implementing our solution.

•

Increase revenue and reduce expenses.    Improved communication facilitated by our solutions can enable hospitals to increase revenue and reduce expenses through more efficient use of their resources, directly impacting profitability. With our solutions, hospitals can reduce nurse overtime expense and increase job satisfaction, thereby improving nurse recruiting and retention. In addition, improvements in patient safety and reduction in errors can lead to reduced liability cost for hospitals. Reports from customers indicate that our Voice Communication solution has enabled them to make more efficient use of high value areas of the hospital, such as operating rooms, which positions them to increase financial performance by achieving more surgeries per day. A hospital with nearly 400 beds reported that after deployment of our solution it measured an 80% reduction in “diversion hours” for the emergency department (during which emergency patients were diverted to another facility due to insufficient available capacity), which positioned it to achieve an annual increase of $3 million in net patient revenue as a result of improved emergency department throughput.

Our strengths

We believe that we have the following key competitive strengths:

•

Unified communication solutions focused on the requirements of healthcare providers.    We provide solutions tailored to address communication and workflow challenges within hospitals. These solutions can be integrated with many of our customers’ clinical systems. Our healthcare market focus has led to the development of a platform that facilitates point-of-care communication, improves patient safety and satisfaction and increases hospital efficiency and productivity. In some new hospital deployments, entire workflows and care processes have been designed around the use of our solutions. For example, one new hospital did not install an overhead paging system because it uses our Voice Communication solution instead. Other hospitals have designed workflows using our “broadcast to a group” feature in order to organize the cleaning of operating rooms, urgently assemble key resources during a stroke alert or notify staff when the number of patients in the emergency department has reached critical levels. We believe that the ability to be integrated into hospitals’ workflows in this manner increases the mission-critical nature of our platform and serves as a key competitive advantage.

•

Comprehensive proprietary communication solutions.    Since our founding in 2000, we have built a unique, comprehensive unified communication solution consisting of our software platform, wearable communication badge, Wi-Fi smartphone and mobile applications. We believe our Voice Communication solution, which features a wearable, hands-free badge, is the only voice-controlled communication system designed for hospitals. Our proprietary platform, leveraging third-party speech recognition and voiceprint verification software, is a proven and scalable client-server solution. Our Voice Communication solution is protected by 13 issued U.S. patents, and eight U.S. patent applications are pending. This system has been certified as compliant with the FIPS 140-2 standard, delivering the high security required by the Veterans Administration and the Department of Defense. We believe this to be a significant barrier to entry for competing solutions. We recently expanded our portfolio to include solutions that improve communication during patient care transitions and enable secure and reliable messaging.

•

Broad and loyal customer base.    We have a broad and diverse customer base ranging from large hospital systems to small local hospitals and other healthcare facilities. Our customers represent an aggregate of over 750 separate hospitals and other healthcare facilities. We have a growing U.S. customer base and are expanding to hospitals in other English-speaking countries. For 2010, our largest customer represented only 2.1% of revenue. After an initial sale, our customers frequently expand the deployment of our solutions to additional departments and functional groups. In each quarter of 2010 and the first two quarters of 2011, over 85% of our revenue came from existing customers (that is, customers from whom we had received revenue in a prior quarter), demonstrating the loyalty of our customer base.

•

Recognized and trusted brand.    Our brand is recognized and endorsed among healthcare professionals as a trusted provider of healthcare communication solutions. For example, one customer prominently features our Voice Communication badges in its nurse recruiting materials. Even among non-Vocera hospitals, we have a very strong brand reputation. In a survey we commissioned in 2010, we were the vendor most frequently mentioned by chief information officers, clinicians and other information technology decision makers at non-Vocera hospitals, when asked who they would consider for voice communication solutions. In addition, we have received the exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association, for our Voice Communication and Care Transition solutions.

•

Experienced management team.    Our management team has developed a culture of innovation with a focus on delivering value and service for our customers. Our management team includes industry executives with operational experience, understanding of the U.S. and international healthcare and technology markets and extensive relationships with hospitals, which we believe provides us with significant competitive advantages.

Our strategy

Our goal is to extend our leadership position as a provider of communication solutions in the healthcare market. Key elements of our strategy include:

•

Expand our business to new U.S. healthcare customers.    As of June 30, 2011, our solutions were deployed in approximately 9% of U.S. hospitals. We believe our unified communication platform can provide significant value to both large and small hospitals that currently do not deploy our solutions. We plan to continue to expand our direct sales force to win new customers among hospitals of all sizes. We have structured and incentivized our sales organization to focus on sales to new customer sites, particularly within large health systems.

•

Further penetrate our existing installed customer base.    Typically, our customers initially deploy our Voice Communication solutions in a few departments of a hospital and gradually expand to additional departments as they come to fully appreciate the value of our solutions. We recognize the significant opportunity to up-sell and cross-sell to our existing customers, including into new hospitals that are part of healthcare system where our systems are deployed in one or more other hospitals. Key sales strategies include promoting further adoption of our Voice Communication solution and demonstrating the value of our new Messaging and Care Transition solutions to our existing customers. We plan to continue expanding the number of account managers focused on our existing customers in order to grow our revenue and maintain and improve customer experience.

•

Extend our technology advantage and create new product solutions.    We intend to continue our investment in research and development to enhance the functionality of our communication solutions and further differentiate them from other competing solutions. We plan to invest in product upgrades, product line extensions and new solutions to enhance our portfolio, such as our recent introduction of client applications for the BlackBerry, iPhone and Android mobile platforms.

•

Pursue acquisitions of complementary businesses, technologies and assets.    In 2010, we completed four small acquisitions to expand our solutions offering, demonstrating that we can successfully source, acquire and integrate complementary businesses, technologies and assets. We intend to continue to pursue acquisition opportunities that we believe can accelerate the growth of our business.

•

Grow our international healthcare presence.    Today, in addition to our core U.S. market, we sell primarily into other English-speaking markets, including Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. As of June 30, 2011, our solutions were deployed in over 90 healthcare facilities outside the United States. We plan both to utilize our direct sales force and leverage channel partners to expand our presence in other English-speaking markets and enter non-English speaking countries.

•

Expand our communication solutions in non-healthcare markets.    While our current focus is on the healthcare market, we believe that our communication solutions can also provide value in non-healthcare markets. We currently serve over 100 customers in non-healthcare markets where there are large numbers of mobile workers, including hospitality, retail and libraries. Currently, this is not a material portion of our business, but longer term, we believe these markets could represent potential opportunities for growth.

Our products, technology and services

Our solutions consist of our Voice Communication, Messaging and Care Transition solutions. To complement our solutions, we provide services and support capabilities to help our customers optimize the benefits of our solutions.

Voice Communication solution

Our Voice Communication solution is comprised of a unique software platform that connects communication devices, including our hands-free, wearable, voice-controlled communication badges, Vocera-branded smartphones and third-party mobile devices that use our software applications to become part of the Vocera system. The system transforms the way mobile workers communicate by enabling them to instantly connect with the right person simply by saying the name, function or group name of the person they want to reach, often while remaining at the point-of-care. Our system responds to over 100 voice commands.

Some examples of common commands are shown below.

Action	Spoken commands

Call by name	Call John Smith.

Call a group member	Call an Anesthesiologist.

Dial a phone number or extension	Dial extension 3145.

Initiate a broadcast to a group	Broadcast to Emergency Response Team.

Locate nearest member of a group	Where is the nearest member of Security?

Send a voice message	Record a message for Pediatric Nursing.

Components of the Voice Communication solution include:

•

Software platform.    At the heart of our Voice Communication solution is a patent-protected enterprise-class software platform that runs on our customers’ Windows-based servers. The intelligence of our client-server system is contained primarily within our server-software. This platform contains an optimized speech recognition engine and call management functionality. In addition, it controls the calling and messaging functions of the mobile client devices and maintains profiles for users and groups that enable customization of workflow patterns for each customer. Our scalable software platform can support multiple geographic sites and multiple facilities within a healthcare system to help clinicians stay connected to the latest status of their patients.

In addition to the primary system server, our software platform includes usage and diagnostic reporting tools, as well as our telephony software to interface to customers’ existing phone systems.

•

Communication badge.    Our communication badge is a wearable device weighing less than two ounces that operates over customers’ industry-standard Wi-Fi networks, the use of which has become increasingly prevalent in hospitals. The badge is worn clipped to a shirt or on a lanyard. It can be used to conduct hands-free communication and is the only hands-free device of its kind. It enables instant two-way voice conversations without the need to remember a phone number or use a handset. An over-the-air update mechanism seamlessly updates device software. Our badge also incorporates automatic diagnostic mechanisms that feed data on wireless network performance back to the software platform for reporting and diagnosis of problems.

•

Vocera smartphone.    Our smartphone is a ruggedized Wi-Fi phone that offers the functionality of our badge with the added power of the Microsoft Windows Mobile operating system so users can have access to email and third-party business applications.

•

Vocera Connect mobile applications.    Vocera Connect Wi-Fi and Vocera Connect Cellular mobile applications allow Vocera customers to enable authorized users to access the voice calling capability of our system on third-party mobile devices, including BlackBerry, iPhone, Android and Windows Mobile devices. In the second half of 2011, we expect to add a Cisco in-building wireless handset to the list of mobile devices we support. When used in a Wi-Fi environment, the Vocera Connect Wi-Fi mobile application enables non-Vocera devices to receive voice communication initiated within the Vocera system, including role-based calls and group broadcasts. Onscreen presence information enables users to see the status of other users and instantly connect with particular individuals, functional roles or entire groups using voice commands or our click-to-connect functionality.

Messaging solution

Our Messaging solution securely delivers text messages, alerts and other information, directly to and from smartphones. It is designed to replace paging and unsecure short message service, or SMS, systems. Our solution is comprised of an enterprise-grade software platform and client applications that run on BlackBerry, iPhone or Android devices. The software platform provides the central intelligence, database of users and contacts and monitoring controls that display a real-time dashboard of delivery, receipt confirmations and responses. Our Messaging solution includes a range of client applications, including Alert, Chat and Commander, to meet the specific needs of hospitals and other enterprise environments.

Our Vocera Alert application is a smartphone client application that works in conjunction with our messaging platform to ensure timely, reliable and encrypted delivery (as recommended by applicable HIPAA regulations) and acknowledgement of critical messages, including pages, lab test results and other alerts. Users can send messages to the smartphones of other users or groups from a smartphone, web console or automatically through integration with third-party clinical systems, like nurse call and patient monitoring systems. Recipients can reply with multiple choice answers or custom responses, and a reporting tool tracks and stores all of the transactions for auditing purposes. Our Alert application replaces unreliable pagers that have been used in hospitals for decades with reliable closed loop message delivery.

Care Transition Solution

Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another. Our platform, which includes modules for patient transfers, shift changes, physician sign-outs and patient and family information exchanges, allows hospitals to effectively standardize and monitor patient hand-offs. The solution streamlines patient hand-offs in a secure, manageable, web-enabled manner that enables caregivers to capture and transfer important information about patients in either written or voice recorded formats from any phone or PC.

Our secure web interface provides real-time monitoring of hand-off quality, compliance and throughput. Caregivers can access the application through a variety of end-points, including computers, smartphones and other wireless devices. The solution alerts the receiving unit of the patient’s anticipated arrival, along with care instructions left by the previous caregiver. This eliminates phone tag and paperwork and reduces miscommunication that can cause delays and errors in patient transfers.

Our Care Transition solution can be deployed through either a hosted software-as-a-service model or as a server-on-site model and has been deployed by over 120 hospitals.

Services

Our customer-centric strategy is supported by our services and support capabilities, which help customers optimize their Vocera experience. Our services organization consists of the following:

•

ExperiaHealth.    ExperiaHealth is a consulting organization focused on improving patient experience. ExperiaHealth works with hospitals and other healthcare organizations to improve clinical and operational performance that results in improved efficiency, work flow and enhanced patient experience. Services offered by ExperiaHealth include: consulting with customers to improve organizational alignment around patient experience strategy and priorities, analyzing a customer’s highest priority service lines and developing a process improvement plan to increase patient and caregiver satisfaction and providing training modules on topics such as physician leadership coaching, clinical service line experience mapping, leading patient experience improvement and service recovery training.

•

Professional services.    Our professional services are key to helping customers successfully deploy, manage, update and/or expand their Vocera systems in order to gain the full benefits of our solutions. As of June 30, 2011, our professional services team consisted of 40 professionals with expertise in wireless communication, clinical workflow, end-user training, speech science and project management, as well as nurses who are at the forefront of understanding and dealing with clinical communication issues. We offer a full suite of services, including clinical workflow design, wireless assessment, solution configuration, training and project management, enabling customers to integrate our solutions and improve workflow efficiency and staff productivity. We also provide a classroom-based curriculum for systems administrators, information technology professionals and clinical educators.

•

Technical support.    We provide 24x7 technical support to our customers through our support centers in San Jose, California, and Reading, United Kingdom. As of June 30, 2011, our technical support team consisted of 30 technical support professionals with expertise in wireless, telephony, integration, servers and client devices. Our team utilizes remote diagnostic tools to proactively assess the performance of customer systems. In addition, we assign technical account management resources to our largest accounts to help them expand the use of our solutions and facilitate adoption of new functionality.

Sales and marketing

Sales

We use a direct sales model to call on hospitals and healthcare systems in the United States, the United Kingdom and Australia. As of June 30, 2011, we had 74 sales employees, an increase of 25 since the beginning of 2010. The sales team is organized to allow us to better serve our customers and to support the different elements of our sales strategy. Certain members of the sales team focus on the development of new customer relationships with large integrated health systems and government healthcare facilities. As of June 30, 2011, we had 27 sales team members whose primary responsibility is developing business at new customers. Our compensation is structured to incentivize new account development, including a bonus commission paid for new customers. We supplement our sales organization by utilizing a U.S. government-authorized reseller to facilitate our sales to Veterans Administration and Department of Defense healthcare facilities. Sales team members also focus on new customer development with smaller systems and individual hospitals. The sales team further includes account managers who focus on service and additional sales to existing customers. We enhance our sales efforts by including in our sales staff individuals with nursing backgrounds to address clinical uses with, and provide utilization advice to, customers and potential customers. We have also staffed our sales team with system engineers who focus on the technical elements of system optimization, particularly wireless, and overall product configuration.

We strive to hire sales people with at least 10 years of experience selling enterprise solutions in healthcare and who have experience selling in competitive and complex environments with multiple decision makers. In markets outside the United States, our sales efforts are supplemented by a select group of resellers and distributors.

Marketing

Our marketing efforts focus on product management, demand generation, sales support and brand management. We believe continuing to increase our brand recognition is important for the growth of our business.

Our product roadmap and requirements are driven by both primary and secondary research that is continually validated with current and prospective customers. We collect customer feedback through surveys and focus groups, customer visits, a customer advisory board, user forums and participation in industry standards organizations. Our customer-centric marketing strategy is key to generating new sales leads as word of mouth advertising and testimonials are some of our most valuable marketing tools. A number of our customers have agreed to participate in video testimonials, white papers and case studies that validate the efficacy and the financial benefits of our solutions. We have been featured in numerous articles and on network television demonstrating increased patient satisfaction, streamlined hospital operations and enhanced employee safety. Additionally, we sponsor numerous customer-led webinars to demonstrate customer success and to let prospective customers hear from their peer group about the positive impact that our solutions have made on their hospitals. Many of our sales leads come from referrals of existing customers or users who have moved from a hospital already using Vocera to a new facility or health system.

Demand generation is created through high touch activities across multiple platforms including print media, phone, direct mail and e-mail campaigns and participation in tradeshows and other industry sponsored events. We use a variety of sales tools with prospective customers including collateral, ROI calculators and product videos and presentations.

We received the exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association, for our Voice Communication and Care Transition solutions. As part of this endorsement, we are able to participate in customer events sponsored by AHA Solutions. Further, we believe hospital customers view this endorsement as a validation of the quality of our solutions.

Customers

Our customers include over 750 hospitals and other healthcare facilities, of which over 90 are outside of the United States. In addition, we have over 100 customers in other vertical markets. Our healthcare customer base spans hospital networks, research and academic centers, small and medium-sized local hospitals and international hospitals. Our customers include Banner Health System, University of California’s Davis Medical Center, OhioHealth, NorthShore University Health System and El Camino Hospital. Our diverse customer base has very low customer revenue concentration. During 2010, our largest customer represented only 2.1% of revenue.

Currently, we sell into English speaking markets including the United States, Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. Non-U.S. markets represented approximately 8.4% of our revenue in the first half of 2011. We are developing plans to offer our solutions in a wider range of international markets including non-English speaking countries.

Our hospital customers typically start their deployment within one or two departments and expand more broadly over time. Based on our recent customer survey, more than 70% of our healthcare customers say they plan to expand the use of our Voice Communication solution. In 2010, approximately 85% of our revenue came from existing customers expanding their deployment, replacing badges, smartphones and accessories and renewing maintenance contracts.

Our sales efforts are not currently focused on markets outside the healthcare industry. Existing customers in other vertical markets include high end hotels and resorts, retail stores, libraries and other environments with large numbers of mobile workers. Currently, this is not a material portion of our business, but longer term, we believe these markets could represent potential opportunities for growth.

We believe that maintaining the highest level of customer satisfaction is critical to our ability to grow revenue from existing customers and gain new customers. We invest in several areas to promote high customer satisfaction, including highly trained technical support engineers, technical account managers for our larger customers and readily available knowledge base articles.

Competition

We do not believe any single competitor offers an intelligent voice communication system to the healthcare market that allows instant, hands-free communication through voice-activated, role-based and activity-based calling using a combination of dedicated, proprietary devices as well as accommodating the use of third-party smartphones and other devices.

At this time, the primary alternative to our system consists of traditional communication methods utilizing wired phones, pagers and overhead intercoms. The most significant alternatives to the traditional communication system with which we compete for sales in the hospital are in-building wireless telephones. While we compete with the providers of these wireless phones in making sales to hospitals, they do not at this time purport to contain the system intelligence and convenience of our Voice Communication solution. The market for in-building wireless phones is dominated by large communications companies such as Cisco Systems, Ascom and Polycom.

We believe that the primary competitive factors at work in our market include:

•	comprehensiveness of the solution and the features provided

•	product performance and reliability

•	the initial cost and ongoing cost of ownership

•	customer service and support capabilities

We may face increased competition in the future, including competition from large, multinational companies with significant resources. Potential competitors may have existing relationships with purchasers of other products and services within the hospital, which may enhance their ability to gain a foothold in our market.

Research and development

Our continued investment in research and development is critical to our business. We have assembled teams of engineers with expertise in various fields, including software, firmware, database design, applications, speech recognition, wireless communication and hardware design. We have research and development personnel in San Jose, California, Knoxville and Chattanooga, Tennessee and Toronto, Canada. There were 45 full-time research and development employees as of June 30, 2011. We also utilize small teams of contractors in India and the Ukraine to assist with quality assurance testing and automation, and targeted development efforts. Our research and development expenditures were $7.4 million, $6.0 million and $6.7 million in 2008, 2009 and 2010, respectively.

Intellectual property

Our success depends, in part, upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted 13 U.S. patents, including patents on many capabilities of our software platform and communication badge. The expiration dates of these patents range from 2018 through 2024. One or more utility patents have also been issued in Australia, Canada, India and Japan and a European Community design patent has been issued that protects the design in multiple European jurisdictions. One or more utility patent applications are pending in Canada and at the European Patent Office. Our primary registered trademarks in the United States are Vocera® and ExperiaHealth®.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is also protected by U.S. and international copyright laws.

Our solutions include software developed and owned by us as well as software components we have licensed. These non-exclusive licenses are terminable by the licensor for cause. Certain of these licenses are for a contractually specified term and cannot be renewed without the assent of the licensor. In the event one or more of these licenses is terminated or is not renewed, we could be required to redesign substantial portions of our software in order to incorporate software components from alternative sources. An unplanned redesign of our software could materially and adversely affect our business.

Manufacturing operations and suppliers

We outsource the manufacturing of our device products to original design manufacturers and a contract manufacturer, SMTC. Our communication badge is built by SMTC in Mexico using custom tools and test equipment owned by us. Most of our accessories, including batteries, chargers and attachments, are built by original design manufacturers in Asia.

These manufacturers are responsible for procuring all the components included in our products as specified and approved by us. Some of these components are sole-sourced off-the-shelf and some are custom components built exclusively for our products. In the event we are unable to procure certain components, we could be required to redesign some of our products in order to incorporate technology from alternative sources. An unplanned redesign of our products could materially and adversely affect our business.

We require our suppliers to perform both incoming and outgoing product inspections. In addition, we perform in-house quality control and ongoing reliability testing.

Employees

As of June 30, 2011, we had 268 employees, including 18 in manufacturing and quality operations, 45 in research and development, 90 in sales and marketing, 84 in services and 31 in general and administrative. None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We consider current employee relations to be good.

Facilities

We do not currently own any of our facilities. The following table sets forth the location, approximate size, primary use and lease expiration dates of our leased facilities. Our facilities are in good operating condition and adequately serve our business needs.

Location	Approximate square feet	Primary use	Lease expiration date

San Jose, California	57,930	Headquarters and product warehousing	April 1, 2016

Knoxville, Tennessee	7,502	Development, sales and support	March 31, 2016

San Francisco, California	3,093	Consulting services	April 19, 2014

Chattanooga, Tennessee	2,500	Development and support	December 31, 2012

Toronto, Canada	2,131	Development, sales and support	April 30, 2012

Reading, United Kingdom	1,000	Sales and support	December 31, 2011

Government regulations and standards

Substantially all of our revenue is derived from the healthcare industry. The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. These factors affect the purchasing practices and operations of healthcare organizations, as well as the behavior and attitudes of our users. Healthcare reform has been recently enacted at the federal level. We expect federal and state legislatures and agencies to continue to consider programs to reform or revise aspects of the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare or otherwise change the environment in which healthcare industry participants operate.

HIPAA privacy and security standards

In connection with our healthcare communications business, we may handle and have access to personal health information on behalf of our customers. Accordingly, in the United States, we may be subject to HIPAA and its implementing regulations, which established uniform standards for certain “covered entities” (healthcare providers engaged in electronic transactions, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009 included sweeping expansion of HIPAA’s privacy and security standards as reflected in the HITECH Act. Among other things, the new law makes certain HIPAA privacy and security standards directly applicable to “business associates”—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. Most of our customers are covered entities under HIPAA and, to the extent that we handle personal health information on their behalf, we are their “business associates” and are subject to HIPAA and associated contractual obligations, as well as comparable state privacy and security laws.

In addition, we are subject to privacy and security regulations in other jurisdictions. For example, the EU adopted the DPD imposing strict regulations and establishing a series of requirements regarding the storage of personally identifiable information on computers or recorded on other electronic media. This has been implemented by all EU member states through national laws. DPD provides for specific regulations requiring all non-EU countries doing business with EU member states to provide adequate data privacy protection when receiving personal data from any of the EU member states. Similarly, Canada’s Personal Information and Protection of Electronic Documents Act provides Canadian residents with privacy protections in regard to transactions with businesses and organizations in the private sector and sets out ground rules for how private sector organizations may collect, use and disclose personal information in the course of commercial activities.

These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply, and subject us to material liability and other adverse impacts to our business in the event we fail to do so. These include, without limitation, civil fines, criminal sanctions in certain circumstances, contractual liability to our customer, and damage to our brand and reputation. We endeavor to mitigate these risks through measures we believe to be appropriate for the specific circumstances, including storing personal data under our control on password-protected systems in secure facilities, counseling our customers as to best practices in using our solutions, and encrypting such information.

Medical device regulation

The FDA regulates certain products, including software-based products, as “medical devices” based, in part, on the intended use of the product and the risk the device poses to the patient should the device fail to perform properly. Although we have concluded that our products are general-purpose communication devices not subject to FDA regulation, either the FDA could disagree with our conclusion or changes in our product or the FDA’s evolving regulations could lead to the imposition of medical device regulation on our products. In this event, we would be subject to extensive regulatory requirements, including the expense of compliance with Medical Device Reporting and Quality System regulation and the potential of liability for failure to comply, and we could be required to obtain 510(k) clearance or premarket approval of our products from the FDA prior to commercial distribution. Further, we would be subject to the 2.3% excise tax that becomes applicable to medical devices beginning January 2013.

Electrical standards and FCC regulations

Our products emit radio frequency energy in the 2.4 GHz spectrum band for which licensing by U.S. and other regulatory authorities is not required, provided that the products conform to certain requirements, e.g., maximum power output and tolerance of interference from other devices sharing that spectrum band. We subject our products to testing by independent testing laboratories for compliance with the relevant standards issued by various U.S. and international bodies, including the European Union (with respect to the “CE” mark), the International Electrotechnical Commission, the Australian Communications and Media Authority, Underwriters Laboratories and CSA International.

Legal proceedings

From time to time, we may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters which arise in the ordinary course of business. We are not currently involved in any material legal proceedings.

Management

Executive officers and directors

The following table provides information regarding our executive officers, directors and founder as of August 31, 2011:

Name	Age	Position(s)

Robert J. Zollars(1)*	54	Chief Executive Officer, Director and Chairman of the Board

Brent D. Lang*	43	President and Chief Operating Officer

Michael L. Hutchinson*	49	Vice President of Finance, Corporate Controller and interim Chief Financial Officer

Robert N. Flury*	61	Vice President of Sales

Victoria A. Perkins*	55	Vice President of Services

Jay M. Spitzen, Ph.D., J.D.*	61	General Counsel and Corporate Secretary

Brian D. Ascher(2)†	44	Director

John B. Grotting(1)(2)	62	Director

Jeffrey H. Hillebrand(2)	57	Director

Howard E. Janzen(3)	57	Director

John N. McMullen(3)	53	Director

Hany M. Nada(3)	42	Director

Donald F. Wood(1)	56	Director

Robert E. Shostak, Ph.D.	62	Founder and Chief Technical Officer

*	Executive officer.

†	Lead independent director.

(1)	Member of the governance and nominating committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

Executive officers

Robert J. Zollars has served as our Chairman of the Board and Chief Executive Officer and director since June 2007. From May 2006 to May 2007, he served as chief executive officer of Wound Care Solutions, Inc., an operator of outsourced chronic wound care centers. From June 1999 to March 2006, Mr. Zollars served as chief executive officer and chairman of the board of directors of Neoforma, Inc., a healthcare technology company. From January 1997 to June 1999, Mr. Zollars served as executive vice president and group president of Cardinal Health, Inc., a supplier of health care products and services, where he was responsible for five wholly-owned subsidiaries. From 1985 to 1997, Mr. Zollars served as a division president of four different operating units at Baxter International, Inc., a medical instrument and supply company. From 1979 to 1985, Mr. Zollars served as area vice president and in various other capacities at American Hospital Supply Corporation, a medical supply company, which was acquired by Baxter International in 1985. Since February 2005, Mr. Zollars has served on the board of directors of Diamond Foods, Inc. Since May 2004, he has also served on the board of directors of VWR International, LLC, a scientific equipment distributor. Mr. Zollars graduated magna cum laude with a B.S. degree in Marketing from Arizona State University and earned an M.B.A. degree in Finance from John F. Kennedy University. We believe Mr. Zollars should continue to serve as our Chairman and on our board of directors based on his previous experience on our board of directors and as our Chief Executive Officer, as well as his over thirty years of experience in the healthcare and technology industries.

Brent D. Lang has served as our President and Chief Operating Officer since October 2007. From February 2007 to October 2007, he served as our Executive Vice President, from January 2007 to June 2007, he served as our Acting Chief Executive Officer, and from June 2001 through January 2007, he served as our Vice President of Marketing and Business Development. From September 1995 to June 2001, Mr. Lang served as senior director of marketing for 3Com Corporation, a networking company, where he was responsible for 3Com’s digital home products. From June 1991 to June 1993, Mr. Lang worked as a strategy consultant for The Monitor Company, Inc., a consulting firm, advising Fortune 500 companies. Mr. Lang earned a B.S. degree in Industrial and Operations Engineering from the University of Michigan and an M.B.A. from the Stanford University Graduate School of Business.

Robert N. Flury has served as our Vice President of Sales since August 2007. From May 2006 to August 2007, Mr. Flury served as president and chief operating officer of LifeNexus, Inc., a medical records company. From January 1999 to May 2006, Mr. Flury was vice president of strategic alliances for Neoforma, Inc., a healthcare technology company. From October 1997 to January 1999, he served as vice president of sales of the healthcare division of PeopleSoft, Inc., a management software company. In addition, Mr. Flury has previously served as vice president of sales for Software AG and Dun & Bradstreet Software Services, Inc. Mr. Flury earned both a B.S. degree in Accounting and an M.B.A. degree from Georgia State University and is a Certified Public Accountant (inactive).

Michael L. Hutchinson has served as our Vice President of Finance and Corporate Controller and as our interim Chief Financial Officer since August 2011. Mr. Hutchinson served as our Corporate Controller from August 2010 to August 2011. From August 2007 to July 2010, Mr. Hutchinson served as our UK General Manager overseeing sales and support services. From May 2004 to August 2007, he served as our Director of Finance. From November 2000 to April 2004, Mr. Hutchinson served as Director of Finance for Euclid Network Solutions, Inc., a computer networking company. From November 1999 to October 2000 he served as Director of Finance for Homewarehouse.com, Inc., an online retailer. Mr. Hutchinson earned B.S. degrees in Business Management-Accounting and in Construction Engineering Management from Oregon State University, and an M.B.A. from The Anderson School at University of California Los Angeles.

Victoria A. Perkins has served as our Vice President of Services since December 2005. From 2002 to 2005, Ms. Perkins acted as an independent consultant assisting venture-backed companies launch strategic services organizations. From 1996 to 2002, Ms. Perkins served as vice president of professional services for the software tools division of Sun Microsystems, Inc. and Forte Software, Inc., a computer software company, which was acquired by Sun Microsystems (now a division of Oracle Corporation) in 1999. Ms. Perkins previously held senior management positions at Objectivity, Inc., Verity Software House, and Digital Equipment Corporation. Ms. Perkins earned a B.A. degree in Religious Studies from Brown University.

Dr. Jay M. Spitzen has served as our General Counsel since April 2011 and as our Corporate Secretary since June 2011. Dr. Spitzen has served as our counsel since our founding in February 2000. From 1994 to 2000, he was a partner at Gray Cary Ware & Freidenrich LLP (now DLA Piper LLP), a law firm. From September 1988 to 1994, Dr. Spitzen was an attorney with Ware & Freidenrich P.C., a law firm. From 1982 to 1985, he held positions as an engineering manager and vice president of planning for Convergent Technologies, Inc., a workstation company that he cofounded in 1979. From 1978 to 1979, Dr. Spitzen was a staff scientist with Xerox Corporation, a document management company. From September 1974 to March 1978, he worked as a software engineer with SRI International, Inc., an independent, nonprofit research institute. Dr. Spitzen earned an A.B. degree in Applied Mathematics from Harvard College, Ph.D. and S.M. degrees in Applied Mathematics from Harvard University, and a J.D. degree from Harvard Law School.

Board of directors

Brian D. Ascher has served on our board of directors since May 2002. Mr. Ascher is a partner at Venrock, a venture capital fund management company, which he joined in 1998 as a Kauffman Fellow, after holding marketing and product marketing positions at Intuit, Inc., a financial software company. Mr. Ascher previously held positions at the Monitor Group, Inc. and Robertson, Stephens & Company. Mr. Ascher earned a B.A. degree in Biology, magna cum laude, from Princeton University and an M.B.A. degree from the Stanford University Graduate School of Business. We believe Mr. Ascher should serve as a member of our board of directors based on his experience on the boards of directors of numerous companies and based on his extensive corporate management experience.

John B. Grotting has served on our board of directors since February 2010. Since May 2010, Mr. Grotting has served as an operating partner for Frazier Healthcare Ventures, a provider of venture and growth equity capital to emerging biopharma, medical device and healthcare service companies. From January 2010 through April 2010, Mr. Grotting was an independent consultant. From 2006 to December 2009, Mr. Grotting served as chief executive officer of Ascent Healthcare Solutions, Inc. (now Stryker Corporation), a medical device reprocessor. From February 2004 to December 2006, he served as chairman and chief executive officer of Alliance Medical Corporation (now Stryker Corporation), a medical device reprocessor. From May 1999 to December 2002, Mr. Grotting served as chairman and chief executive officer of Bridge Medical, Inc., a medical software company. Mr. Grotting also served in senior executive positions at Minnesota based Allina Health System and Oregon based Legacy Health System. Since August 2010, he has served on the board of directors of Universal Hospital Services. Mr. Grotting earned a B.A. degree in Economics from St. Olaf College in Northfield, MN and a Master’s degree in Hospital and Healthcare Management from the University of Minnesota. We believe Mr. Grotting should serve as a member of our board of directors based on his management and corporate governance experience with other healthcare companies.

Jeffrey H. Hillebrand has served on our board of directors since February 2010. Mr. Hillebrand has served in various capacities at NorthShore University HealthSystem since 1979, including as chief operating officer of NorthShore University HealthSystem since October 2000. Mr. Hillebrand is also a fellow of the American College of Healthcare Executives, and served as a regent of the American College of Healthcare Executives for five years. Mr. Hillebrand has previously served as a commissioner of the Certification Commission of Healthcare Information Technology, a nonprofit organization focused on the adoption of interoperable health information technology, and has served on the board of directors of the National Association of Healthcare Information

Technology. From December 2000 until March 2006, Mr. Hillebrand served as a board member of Neoforma, Inc. Mr. Hillebrand earned a B.A. degree from Dartmouth College and an M.H.S.A. degree in Health Services Administration from the University of Michigan. We believe Mr. Hillebrand should serve as a member of our board of directors based on his extensive corporate experience with other healthcare technology companies.

Howard E. Janzen has served on our board of directors since May 2007. Since October 2002, Mr. Janzen has served as the president and chief executive officer of Janzen Ventures, Inc., a private investment business. From March 2007 through April 2011, Mr. Janzen served as the chief executive officer of One Communications Corporation, a supplier of integrated advanced telecommunications solutions to business. From January 2004 to September 2005, Mr. Janzen served as president of Sprint Business Solutions, the business unit serving Sprint Corporation’s business customer base. From May 2003 to January 2004, he was president of Sprint Corporation’s Global Markets Group responsible for Sprint’s Long Distance business. From 1994 until October 2002, Mr. Janzen served as president and chief executive officer, and chairman of the board of directors from 2001, of Williams Communications Group, Inc., a network solutions provider. Williams Communications Group, Inc. filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy in October 2002 as WilTel Communications Group, Inc. Mr. Janzen has served on the board of directors of Sonus Networks Inc. since January 2006, Global Telecom & Technology, Inc. since October 2006 and MacroSolve, Inc. since April 2006. Mr. Janzen earned his B.S. and M.S. degrees in Metallurgical Engineering from the Colorado School of Mines and completed the Harvard Business School PMD program. We believe Mr. Janzen should serve as a member of our board of directors based on his extensive business experience and his experience on the boards of directors of other technology and communication companies.

John N. McMullen has served on our board of directors since June 2011. Since March 2007, Mr. McMullen has served as the senior vice president and treasurer of Hewlett-Packard Company, an electronics and information technology company. From May 2002 to March 2007, he served as vice president of finance for Hewlett-Packard’s Imaging and Printing Group. From June 1998 to May 2002, Mr. McMullen held a variety of executive positions with Compaq Computer Corporation (now a division of Hewlett-Packard), including vice president of finance and strategy, vice president of finance (North America Sales and Services) and director of finance. Mr. McMullen has served as products business controller with Digital Equipment Corporation, a computer manufacturer. Mr. McMullen earned a B.A. degree in Finance from the University of Massachusetts. We believe Mr. McMullen should serve as a member of our board of directors based on his extensive corporate management experience.

Hany M. Nada has served on our board of directors since May 2003. Since 2000, Mr. Nada has served as managing director of GGV Capital (formerly Granite Global Ventures), a fund management company, which he co-founded. From 1991 to 2000, Mr. Nada was a managing director and a senior research analyst at Piper Jaffray & Co., an investment banking firm, specializing in software and e-Infrastructure. Since April 2005, Mr. Nada has served on the board of directors of publicly held Glu Mobile Inc., a mobile gaming company. Mr. Nada earned a B.S. degree in Economics and a B.A. degree in political science from the University of Minnesota. We believe Mr. Nada should serve as a member of our board of directors based on his extensive experience in venture capital as well as his relationship with GGV Capital, one of our largest stockholders.

Donald F. Wood has served on our board of directors since November 2000. Since October 2007, Mr. Wood has served as managing director at Draper Fisher Jurvetson, a venture capital firm. Since February 1998, he has also been a general partner at Vanguard Ventures, a venture capital firm. From November 1994 to 1998, Mr. Wood served as the president and a member of the board of directors of Metricom, Inc., a mobile wireless data provider. From 1991 to 1994, Mr. Wood was responsible for marketing, product management, and sales engineering for the customer premise equipment division of Octel Communications Corporation. In 1987, Mr. Wood co-founded Wood-Howard Products, Inc., a consumer product publishing company. Since June 1999, Mr. Wood has served on the board of directors of ZipRealty, Inc., a publicly held real estate brokerage company, and as its chairman since May 2006. Mr. Wood earned a B.A. in economics and an M.B.A. from Stanford University. We believe Mr. Wood should serve as a member of our board of directors based on his venture capital experience and his corporate experience serving on the board of directors of a public company.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Dr. Robert E. Shostak founded Vocera and has served as our Chief Technology Officer since February 2000. From October 2001 to June 2007, he served as our Chairman of the Board. From February 2000 to October 2001, he served as our Chief Executive Officer. From 1996 to 2000, Dr. Shostak founded and served as chief technology officer of Portera Systems Inc. From 1990 to 1996, Dr. Shostak served as director of Borland Software Corporation, and from 1987 to 1988 served as its chief scientist. From 1988 to 1989, Dr. Shostak founded and served as chief technology officer at Mira Technology, Inc. From 1985 to 1987, he served as founder and vice president of software for Ansa Software. From 1974 to 1985, he was employed by SRI International, most recently as staff scientist. Dr. Shostak earned an A.B. degree in Applied Mathematics from Harvard College and Ph.D. and S.M. degrees in Applied Mathematics from Harvard University.

Board of directors

Pursuant to an amended and restated voting agreement, dated March 2, 2010, Messrs. Ascher, Grotting, Hillebrand, Janzen, Nada, Wood and Zollars were designated to serve as members of our board of directors. Pursuant to the voting agreement, Mr. Wood was elected as the representative of the Series B preferred stock, Mr. Ascher was elected as the representative of our Series C preferred stock, Mr. Nada was elected as the representative of our Series D preferred stock and Messrs. Grotting, Hillebrand and Janzen were elected by the holders of a majority of the shares of our preferred stock and common stock, voting together as a single class. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. All the current members of our board of directions will continue to serve on our board of directors following the closing of the offering until the earlier of their resignation or their successors are duly elected or appointed.

Immediately upon the closing of this offering, we will file our restated certificate of incorporation. The restated certificate of incorporation will divide our board of directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2012

•	Class II directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2013

•	Class III directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2014

At each annual meeting of our stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following election. Upon the closing of this offering, the Class I directors will consist of Messrs. Hillebrand, Nada and Wood; the Class II directors will consist of Messrs. Ascher, Grotting and Janzen; and the Class III directors will consist of Messrs. McMullen and Zollars. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, we intend to restate our bylaws and certificate of incorporation upon the closing of this offering to provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of capital stock—Anti-takeover provisions—Restated certificate of incorporation and restated bylaw provisions.”

Board leadership structure and risk oversight

Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and believes that it should maintain flexibility to select a chairman and board leadership structure from time to time. Currently, the board of directors believes that it is in the best interest of the company and its stockholders for Mr. Zollars to serve in both roles in light of his knowledge of our company and industry. Because Mr. Zollars is our Chief Executive Officer and Chairman, our board of directors appointed Mr. Ascher to serve as our lead independent director. As lead independent director, Mr. Ascher will, among other responsibilities, preside over regularly scheduled meetings at which only our independent directors are present, serve as a liaison between the chairperson and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Our board of directors is primarily responsible for overseeing our risk management processes. Our board, as a whole, determines the appropriate level of risk for our company, assesses the specific risks that we face and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board administers this risk management oversight function, our audit committee, governance and nominating committee and compensation committee support our board in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Director independence

We are in the process of applying to list our common stock on the New York Stock Exchange. The listing rules of the New York Stock Exchange require that a majority of the members of our board of directors be independent. In June 2011, our board of directors undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. The independence of our board committee members is discussed below.

Committees of the board of directors

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee. The composition and responsibilities of each committee are described below. Following the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website at www.vocera.com. Members serve on these committees until their resignations or until otherwise determined by the board of directors.

Audit committee.    Our audit committee is comprised of John N. McMullen, who is the chair of the audit committee, Howard E. Janzen and Hany M. Nada, each of whom, our board of directors has determined, meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. McMullen is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors adopted, a charter for our audit committee. Our audit committee, among other things:

•	selects a firm to serve as independent registered public accounting firm to audit our financial statements

•	helps to ensure the independence of the independent registered public accounting firm

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters

•	considers the adequacy of our internal accounting controls and audit procedures

•	approves all audit and non-audit services to be performed by the independent registered public accounting firm

Compensation committee.    Our compensation committee is comprised of Jeffrey H. Hillebrand, who is the chair of the compensation committee, and Brian D. Ascher and John B. Grotting. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current New York Stock Exchange listing standards. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors adopted, an amended and restated charter for our compensation committee. Our compensation committee, among other things:

•	reviews and determines the compensation of our executive officers

•	administers our stock and equity incentive plans

•	reviews and makes recommendations to our board with respect to incentive compensation and equity plans

•	establishes and reviews general policies relating to compensation and benefits of our employees

Governance and nominating committee.    The governance and nominating committee is comprised of John B. Grotting, who is the chair of the governance and nominating committee, and Donald F. Wood and Robert J. Zollars. Mr. Zollars will cease to serve on the committee effective upon the closing of this offering. Our board of directors has determined that upon the closing of this offering, the composition of our governance and nominating committee will meet the requirements for independence under the current New York Stock Exchange listing standards. The governance and nominating committee recommended, and our board of directors adopted, an amended and restated charter for our governance and nominating committee. Our governance and nominating committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors

•	conducts searches for appropriate directors

•	evaluates the performance of our board of directors and of individual directors

•	considers and makes recommendations to the board of directors regarding the composition of the board and its committees

•	reviews related party transactions and proposed waivers of the code of conduct

•	reviews developments in corporate governance practices

•	evaluates the adequacy of our corporate governance practices and reporting

•	makes recommendations to our board of directors concerning corporate governance matters

Code of business ethics and conduct

In connection with this offering, we anticipate our board of directors will adopt codes of business ethics and conduct that apply to all of our employees, officers and directors. Following the closing of this offering, the full text of our codes of business conduct will be posted on the investor relations section of our website at www.vocera.com. We intend to disclose future amendments to certain provisions of our codes of business conduct, or waivers of these provisions, on our website and/or in public filings.

Compensation committee interlocks and insider participation

Since January 1, 2010, the following directors have at one time been members of our compensation committee: Messrs. Ascher, Grotting, Hillebrand and Janzen. None of them has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Director compensation

The following table provides information for the year ended December 31, 2010 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of that year. Other than as set forth in the table and described more fully below, in the year ended December 31, 2010, we did not pay any fees to, reimburse any expenses of, make any equity or non-equity awards to or pay any other compensation to our non-employee directors.

Name	Date of grant	Number of shares underlying unexercised option(1)(2)		Exercise price per share	Vesting start date	Grant date fair value of option awards

Brian D. Ascher	—	—		—	—	—
John B. Grotting	3/31/2010	200,000		$0.27	2/26/2010	$30,580	(3)
Jeffrey H. Hillebrand	3/31/2010	200,000		0.27	2/26/2010	30,580	(3)
Howard E. Janzen	—	—		—	—	—
John N. McMullen(4)	—	—		—	—	—
Hany M. Nada	—	—		—	—	—
Donald F. Wood	—	—		—	—	—
Bridget Duffy, M.D.(5)	3/31/2010	200,000		0.27	2/26/10	30,580	(3)
	12/23/2010	750,000	(6)	0.36	11/3/10	119,400	(7)

(1)	Both Mr. Grotting and Mr. Hillebrand exercised their option grant as to 200,000 shares each on March 31, 2011.

(2)	Unless otherwise indicated, these options vest monthly over three years, beginning on February 26, 2010.

(3)	Represents the grant date fair value determined in accordance with ACC Topic 718 of non-qualified stock options to purchase 200,000 shares of our common stock that were issued to such director on March 31, 2010 under our 2006 Stock Option Plan.

(4)	Mr. McMullen was appointed to our board of directors in June 2011. In connection with his appointment to our board of directors, Mr. McMullen was granted an option to purchase 200,000 shares of our common stock with an exercise price of $0.84 per share.

(5)	Our former director, Dr. Duffy was appointed to the board of directors in February 2010. Dr. Duffy resigned from the board of directors in June 2011.

(6)	The option vests as to 1/4th of the shares of common stock underlying the options on the first anniversary of the vesting start date and as to 1/48th of the shares of common stock underlying the option each month thereafter. Any options exercised prior to their vesting date would be subject to our right of repurchase as specified in the 2006 Stock Option Plan.

(7)	Represents the grant date fair value determined in accordance with ACC Topic 718 of non-qualified stock options to purchase 472,223 shares of our common stock and incentive stock options to purchase 277,777 shares of our common stock that were issued to Dr. Duffy in December 2010 under our 2006 Stock Option Plan.

Following the closing of this offering, we intend to compensate our non-employee directors with a combination of cash and equity. Each such director who is not affiliated with one of our principal stockholders will receive an annual base cash retainer of $24,000 for such service, to be paid quarterly.

In addition, we intend to compensate our board of directors for service on our committees and for service as our lead independent director as follows:

•

The chair of our compensation committee will receive an annual cash retainer of $10,000 for such service, paid quarterly, and each of the other members of the compensation committee will receive an annual cash retainer of $5,000, paid quarterly.

•

The chair of our audit committee will receive an annual cash retainer of $15,000 for such service, paid quarterly, and each of the other members of the audit committee will receive an annual cash retainer of $5,000, paid quarterly.

•

The chair of our governance and nominating committee will receive an annual cash retainer of $5,000 for such service, paid quarterly, and each of the other members of the governance and nominating committee will receive an annual cash retainer of $2,500, paid quarterly.

•	Our lead independent director will receive an annual cash retainer of $10,000 for such service, paid quarterly.

Further, after the closing of this offering, each year at about the time of our annual meeting of stockholders, each non-employee director will receive an additional equity award of an option to purchase a number of shares of our common stock with a then fair market value equal to $75,000 on the date of grant using the Black-Scholes option-pricing model to calculate the grant date fair value of the stock options. If a new board member joins the board after the closing of this offering, such director will receive an initial stock option to purchase a number of shares of our common stock with a then fair market value equal to $100,000 on the date of grant using the Black-Scholes option-pricing model to calculate the grant date fair value of stock options.

Executive compensation

Compensation discussion and analysis

General

This compensation discussion and analysis, which should be read together with the compensation tables set forth below, provides information regarding our executive compensation program for our named executive officers for 2010, who are Robert Zollars, our Chairman and Chief Executive Officer, Martin Silver, our Chief Financial Officer, Brent Lang, our President and Chief Operating Officer, Robert Flury, our Vice President of Sales, and Victoria Perkins, our Vice President of Customer Services. Effective as of August 29, 2011, Mr. Silver, our former Chief Financial Officer, commenced a medical leave and we appointed Michael Hutchinson, our Vice President of Finance and Corporate Controller, as our interim Chief Financial Officer on that date.

Our executive compensation program is administered by our compensation committee. It is designed to enable us to retain, and to attract as needed, individuals with the skills and experience necessary for us to successfully achieve our corporate objectives, and to motivate executive performance that increases stockholder value by aligning compensation with the performance of Vocera on both a short-term and long-term basis.

Our business and our compensation philosophy

We were founded in February 2000 to commercialize technology for wireless communications products and services in hospitals and other environments. As our business has progressed since our founding, we have added members to our senior management team with skills and experience needed to allow us to continue to develop our technology as well as those needed to enable us to produce and sell products and services incorporating this technology. We believe that an effective compensation program is necessary for our company to be successful.

The primary objectives of our executive compensation program are:

Retain and attract qualified executives.    Our business is competitive and our headquarters are in an area where there is significant competition for executive talent. As a result, a key objective of our compensation is to allow us to retain and, as needed, attract qualified executives. All of our executive officers, other than our General Counsel who joined us in 2011, have been with us for four years or more, and we believe that our ability to keep our senior executive team intact over this period reflects some measure of success of our compensation programs. We have also made certain additions to our senior management team and expect that we may desire to continue to do so in the future. For us to be appropriately positioned to attract new talent as needed, we must be prepared to, and be perceived as an employer that is willing to, offer competitive compensation.

Link compensation to achievement of our business objectives.    We believe that a significant portion of our executives’ cash compensation should be based on the attainment of business goals established by our board of directors. As our business has matured, we have focused on different performance metrics to which we have tied the attainment of some portion of cash compensation for executives. For 2010, as was the case for 2009, we adopted a bonus structure that was based on a combination of company-wide financial performance metrics and individual performance objectives established for each executive.

Provide direct incentives for the enhancement of stockholder value over the long-term.    The effectiveness of our management in operating our business has a strong influence on the value of our common stock over time. We believe that our executives should be positioned to participate with our stockholders in the gains and losses from changes in the value of our common stock over time and that equity-based compensation that does so participate will further motivate our executives to seek to increase long-term stockholder value.

Elements of compensation

Our named executive officers’ compensation currently has two primary elements: (i) cash compensation in the form of salary and annual incentive awards, and (ii) equity awards in the form of stock options. In addition, we provide our executive officers with benefits that are available generally to all salaried employees.

The different elements of our executive compensation are designed to help us achieve the different components of our overall compensation philosophy. We believe that we would impair our ability to retain our executives or, as required, attract new executives if we do not offer a salary that they regarded as competitive. As such, our goal is to provide salaries that are sufficient to make us reasonably confident of our ability to retain executives. We further believe that a substantial portion of the cash compensation that our executives are eligible to receive should be directly tied to company performance objectives established by our board of directors. In this regard, our most senior executives, relative to other employees, have the highest portion of their potential cash compensation that they can earn tied to the attainment of these objectives. We provide long-term equity-based incentive awards to provide a competitive compensation package and to motivate our executives to increase stockholder value by allowing them to participate in any such growth that is produced. These awards are further designed to encourage longer term retention as they typically vest over a period of years. We explain below with greater specificity how the compensation committee determines the amount paid or granted under such elements.

Compensation setting process

In establishing compensation, we take into account the compensation that is payable generally by companies with whom we believe we compete for executive talent. While we have not established a group of peer companies against which we have benchmarked compensation, our compensation committee has worked with our senior management, and our human resources and finance departments, to identify appropriate comparisons for establishing compensation levels and the mix of salary, incentive compensation, and equity compensation, recommend targets for our bonus plans and implement the decisions of our compensation committee. In addition, members of our board of directors and our compensation committee, particularly those who have familiarity with the compensation practices of venture-backed companies, discussed compensation levels in the context of their experiences and individual knowledge. In this way, the members of our compensation committee used their reasonable business judgment in determining compensation programs that they believe are competitive and effective for achieving our compensation objectives. Further, in making compensation decisions for 2010, our compensation committee reviewed information developed by Radford for U.S. companies with revenue of less than $50 million and U.S. companies with revenue between $50 million and $199 million.

Our compensation committee did not retain a compensation consultant to assist it in establishing executive compensation for 2010 and prior years.

In February 2011, our compensation committee retained an independent compensation consultant, Compensia, to assist in structuring executive officer compensation for 2011, recognizing the potential for 2011 to be a transitional year between our status as a private company and a publicly-held company. Compensia has not provided our company or our compensation committee with any other services.

In determining the compensation of each of our named executive officers, other than our Chief Executive Officer, our compensation committee considers the performance evaluations and compensation recommendations of our Chief Executive Officer for these officers. In the case of the Chief Executive Officer, our compensation committee evaluates his performance and independently determines whether to make any adjustments to his compensation.

We view the cash and equity elements of compensation as distinct as we think that each of these main components must be perceived by our executives as competitive. Within our cash compensation, we evaluate the competitiveness of our salaries on a stand-alone basis, and we also evaluate the aggregate amount of cash compensation that can be paid, or that can be earned, as salary and incentive compensation. We structure our salaries, and target aggregate cash consideration, to be generally within the range of the median of similarly sized companies, which we regard, broadly, as the companies with whom we compete for executive talent. We feel that providing salaries and aggregate cash consideration at this level is appropriate for our executive retention goals.

We make our compensation decisions on an annual basis. Our cash compensation is not tied to performance beyond one year. Our equity awards, which to date have consisted of stock options, vest over a period of time and as such their value is impacted by the value of our common stock over the life of the option. In considering equity awards we consider the amount of equity held directly or indirectly in the form of options by our management. We further consider the amount of equity held by our executive officers that is unvested, as unvested awards are likely to have greater retentive value than vested awards. We do not set the compensation of our executives at any multiple or ratio to the compensation of other executives or employees. Our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and immediate compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Our compensation committee intends to continue to evaluate our compensation philosophy and the elements of our compensation program for our executive officers as our business needs evolve. Our compensation committee plans to perform on an annual basis a strategic review of our executive officers’ overall compensation packages to determine whether they facilitate the achievement of our corporate objectives.

Cash compensation element

We seek to pay base salaries to our named executive officers that generally approximate the median level of similarly sized companies. Annual increases in base salary are determined on an individual basis. While the decisions are made on an individual basis, we do take into account changes made, or not made, in the compensation of other executives for the same fiscal year. For 2010 none of our named executive officers received an increase in base salary, other than increases in the base salary of our Chief Executive Officer by 16.7% and of our former Chief Financial Officer by 9.5%. We increased our Chief Executive Officer’s salary in July 2010 after we determined that his salary had fallen below the median of the market by a greater level than we desired, as his salary had not been increased since he joined us in June 2007. We also increased our former Chief Financial Officer’s salary in July 2010 after determining that his salary had also fallen further below the median than we desired and in light of his salary at that time being at the same rate as it had been set at the beginning of 2008.

In May 2011, upon the recommendation of the compensation committee, our board of directors approved salary increases for each of our named executive officers in the range of approximately 2.5% to 6.5%.

In January 2010, our compensation committee approved our executive bonus plan for 2010. The 2010 executive bonus plan was based on the attainment of two company-wide performance measures, bookings and adjusted EBITDA, with the target bonus attributable to each accounting for 40% of an executive’s target bonus, and two specific individual performance goals for each executive, with the target bonus attributable to each accounting for 10% of the target bonus. We chose these metrics for 2010 because we determined that increasing our sales, while producing desirable levels of cash flow, were important steps in continuing to increase the value of our company. We further provided for individual performance goals as our board of directors identified matters within the control of the respective officers that it felt could be at least partially achieved in 2010 to position us for profitable growth in future periods. Our compensation committee retained the right to adjust individual compensation based on our assessment of individual performance.

Under the 2010 executive bonus plan, each named executive officer had an overall bonus percentage expressed as a percentage of his or her salary. If all the metrics were achieved at the target level, the executive would receive the target level of bonus. For a bonus to be paid in respect of either of the company-wide metrics, that metric had to be achieved at least at the 75% level, and achievement of between 75% and 100% would produce bonus payments of 0-100% of target. For performance on a company-wide metric above 100%, a maximum bonus percentage of 200% of target could be earned for achievement at the 125% level, and bonus could payments from 100% to 200% of target could be earned for performance between 100% and 125% of the target metric. For individual performance goals, there was no provision for payment of bonus above the target, nor was there a floor percentage to be achieved before any bonus was due.

The target bonus percentages for each named executive officer were unchanged from 2009 to 2010, and were as follows: Mr. Zollars, 50%, Mr. Lang, 40%, Mr. Silver, 35%, Mr. Flury, 50%, and Ms. Perkins, 30%. In the case of Mr. Flury, our Vice President of Sales, our compensation committee determined to maintain his salary at a relatively lower level and to provide him with a greater opportunity to earn a relatively higher amount of incentive cash compensation, so in addition to his 50% target bonus, he is eligible to earn an additional approximately 50% of his salary from sales commissions based on bookings. Under this arrangement, Mr. Flury could have received an additional bonus based upon a $100,000 annual target, which is payable quarterly, if he achieved 60% of the bookings target for a particular quarter. If he achieved less than 60% of the quarter’s bookings target, he would not receive an additional bonus in that quarter. If he achieved greater than 60% of the quarter’s bookings target, then he would receive an additional quarterly bonus that is proportionally increased to reflect the percent by which Mr. Flury exceeded the quarterly bookings target. There was no cap on the amount of additional bonus Mr. Flury could receive under the sales commissions compensation portion of his bonus plan, and in 2010, Mr. Flury received $110,139 under this portion of his bonus plan. For 2010, the target and maximum bonus payout amounts for each of our named executive officers upon attainment of each of the company-wide performance measures, bookings and adjusted EBITDA, were as follows:

	2010 Payout amounts based on bookings		2010 Payout amounts based on adjusted EBITDA
Name	Target	Maximum	Target	Maximum

Robert J. Zollars	$70,000	$140,000	$70,000	$140,000
Martin J. Silver	$32,200	$64,400	$32,200	$64,400
Brent D. Lang	$40,000	$80,000	$40,000	$80,000
Robert N. Flury	$40,000	$80,000	$40,000	$80,000
Robert N. Flury*	$100,000	—	—	—
Victoria A. Perkins	$24,000	$48,000	$24,000	$48,000

*	Represents the target payout amount for Mr. Flury under his sales commissions compensation portion of the 2010 executive bonus plan. There is no maximum amount and no payout amounts based on adjusted EBITDA on Mr. Flury’s sales commissions compensation portion of the 2010 executive bonus plan.

In 2010, our company-wide operating results exceeded both of our business plan targets. Bookings were 113% of our target of $60 million. Our adjusted EBITDA target was $5.5 million, and our board of directors determined that we had achieved this target at the 119% level. In making this determination the Board utilized the unaudited financial results available in February 2011 and adjusted the actual results for post-acquisition consulting costs for employees of acquired businesses and for the losses associated with acquisitions completed September through December 2010, as those costs had not been anticipated in establishing our 2010 business plan.

Bonuses were paid in accordance with the formula for the 2010 plan for these achievements, such that each named executive officer received 160% of the target bonus attributable to 2010 bookings and 180% of target bonus attributable to 2010 adjusted EBITDA. Each named executive officer also achieved between 75% and 100% of their individual performance goals as discussed below, and bonuses were paid accordingly.

In addition to the company-wide metrics, Mr. Zollars’ individual performance goals for 2010 consisted of (1) preparing the company and its board of directors for a public offering, including identifying new candidates for board membership and (2) achieving revenue through acquisitions. Mr. Zollars achieved 100% and 80%, respectively, of these individual performance goals. Mr. Silver’s individual performance goals consisted of (1) finalizing implementation and roll-out of certain accounting and expense software and (2) achieving revenue through company acquisitions. Mr. Silver achieved 75% and 80%, respectively, of these individual performance goals. Mr. Lang’s individual performance goals for 2010 consisted of (1) achieving appropriate quality and beta criteria for new company products and (2) launching a Vocera client for certain mobile devices. Mr. Lang achieved 75% and 80%, respectively, of these individual performance goals. Mr. Flury’s individual performance goals for 2010 consisted of (1) acquiring new hospital customers and (2) acquiring new governmental customers. Mr. Flury achieved 88% and 87%, respectively, of these individual performance goals. Ms. Perkins’ individual performance goals for 2010 consisted of (1) identifying and hiring employees from the second quarter through the end of 2010 pursuant to a developed plan and (2) achieving quarterly professional services profitability. Ms. Perkins achieved 100% and 75%, respectively, of these individual performance goals.

We have adopted an executive bonus plan for 2011 that is similar to the 2010 bonus plan, except that the receipt of bonus is tied exclusively to company-wide metrics. The 2011 plan uses the same company-wide metrics as the 2010 plan, but with 60% of the target bonus dependent on achieving target level bookings and 40% on achieving target level of adjusted EBITDA. In May 2011, upon the recommendation of our compensation committee, our board of directors approved target bonus percentages for 2011 for our named executive officers ranging from 35% to 70%, with our Chief Executive Officer at 70% and with the Vice President of Sales once again having the ability to earn approximately another 50% of his salary based on bookings.

Equity-based compensation element

Equity-based compensation provides employees with a common interest with our stockholders to increase the value of our common stock. Equity awards are granted to employees, including our executive officers, in the form of stock options with an exercise price equal to at least the fair market value on the date of grant. Stock options have value only if the stock price increases over time. In addition, equity grants help retain key employees because they typically cannot be fully exercised or are subject to a right of repurchase for a specified vesting period, and if not exercised are forfeited if the employee leaves the employ of the company. We believe that the vesting provision also helps focus our employees on long-term performance.

We did not make any equity awards to our executive officers in 2010 as our compensation committee believed that the existing equity awards, vested and unvested, were sufficient at the time for achieving our executive officer retention and motivation objectives.

In May 2011, upon the recommendation of our compensation committee, our board of directors approved grants of option to purchase shares of our common stock for our named executive officers in the following amounts: 227,000 shares for our Vice President of Sales and Services; 375,000 shares for our former Chief Financial Officer; 402,000 shares for our President and Chief Operating Officer; and 657,000 shares for our Chief Executive Officer.

As a private company that did not grant equity awards to senior management on a regular basis, we did not adopt a policy around the timing of our equity awards. After we become a publicly held company, we anticipate adopting a policy for making annual refresh awards to senior management, and that equity awards would otherwise be made throughout the year to new hires and upon promotions or similar events.

Change of control severance agreements

In July 2011, our board of directors approved change of control severance agreements with each of our named executive officers. The agreement with our Chief Executive Officer provides that in the case of a termination of employment without cause or resignation for good reason, our Chief Executive Officer is entitled to receive cash severance payments equal to one year of base salary plus the greater of the target bonus for the year of severance or the amount of bonus paid in the prior year, plus 12 months of COBRA coverage. For either such termination occurring within two months prior to, or 12 months following, a change of control, our Chief Executive Officer is entitled to receive cash severance equal to 150% of his annual salary plus 150% of the greater of the target bonus for the year of severance or the amount of bonus paid in the prior year, 100% acceleration of outstanding equity awards and 18 months of COBRA coverage.

For other named executive officers, in the event of termination without cause, the executive is entitled to cash payments ranging from 50% to 75% of annual salary and six to nine months of

COBRA coverage. For termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control, other named executive officers are entitled to receive cash severance payments equal to 75% to 100% of such executive’s annual salary plus 75% to 100% of the greater of the target bonus for the year of severance or the amount of bonus paid in the prior year, acceleration of 50% to 100% of outstanding equity awards, plus nine to 12 months of COBRA coverage.

Under the change of control severance agreement, employment termination is for “good reason” if the executive officer’s duties, title or responsibilities are materially reduced without his or her consent, the executive officer’s base salary or bonus opportunity are reduced (other than as part of an across-the-board, proportional reduction), the executive officer is relocated more than 50 miles from his or her current facility without his or her consent, an uncured material breach of any contractual obligation to the executive officer or any written policy applicable to the executive officer occurs or the obligations under the change of control severance agreement are not assumed by a successor. Termination for “good reason” will also occur if we fail to obtain the assumption of the change of control severance agreement by a successor entity. A “change of control” under the change of control severance agreement is a merger or consolidation of our company following which our voting securities outstanding immediately prior to such event represent 50% or less of the outstanding voting securities of the surviving entity, the approval by our stockholders of plan of complete liquidation, other than as a result of insolvency, a sale of all or substantially all of the assets of Vocera other than a sale that would result in the voting securities of the company outstanding immediately prior thereto continuing to represent more than 50% of the total voting power represented by the voting securities of the entity to which such sale was made after such sale, any person’s becoming the beneficial ownership of 50% or more of the total voting power of our then outstanding securities, or, during any two year period, incumbent directors ceasing to represent a majority of the board of directors. To be eligible for termination benefits, the executive officer must provide a release and will be subject to certain non-solicitation covenants.

We believe that these agreements appropriately balance our needs to offer a competitive level of severance and change of control protection to our executives and to induce our executives to remain in our employ through the potentially disruptive conditions that may exist around the time of a change of control, while not unduly rewarding executives for a termination of their employment. We note that our change of control terms include so-called “double trigger” provisions, so that the executive is not entitled to the severance payment by the mere occurrence of the change of control. This feature, we believe, will be an incentive for the executive to remain in the employ of our company if such continuation is required by the other party in a change of control transaction.

For further detailed financial information concerning the severance and change of control arrangements with our executive officers, please see the tabular information contained in the section titled “Employment, severance and change of control agreements.”

Other benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which we intend to be comparable to those provided at our peer companies.

Accounting treatment

We account for equity compensation paid to our employees under ASC Topic 718 which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued.

Tax deductibility of executive compensation

Section 162(m) of the Internal Revenue Code, as amended, or the Code, provides that compensation in excess of $1 million paid to the chief executive officer or to any of the other three most highly compensated executive officers of a company other than the chief financial officer will not be deductible for federal income tax purposes unless such compensation is paid pursuant to one of the enumerated exceptions set forth in Section 162(m). Our primary objective in designing and administering compensation policies is to support and encourage the achievement of our long-term strategic goals and to enhance stockholder value. When consistent with this compensation philosophy, we also intend to attempt to structure compensation programs such that compensation paid thereunder will be tax deductible by us. In general, stock options granted under our stock option plans are intended to qualify under and comply with the “performance based compensation” exemption provided under Section 162(m), thus excluding from the Section 162(m) compensation limitation any income recognized by executives pursuant to such stock options. The compensation committee intends to review periodically the potential impacts of Section 162(m) in structuring and administering our compensation programs.

In addition, our compensation committee intends to take into account whether components of our executive compensation program may be subject to the penalty tax associated with Section 409A of the Code, and aims to structure the elements of executive compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

Executive compensation tables

The following table provides information regarding all compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and our three other most highly compensated executive officers serving as such at December 31, 2010 for all services rendered in all capacities to us during 2010. We refer to these five executive officers as our named executive officers.

2010 Summary compensation table

Name and principal position	Year	Salary(1)	Non-equity incentive plan compensation(2)		All other compensation		Total(3)

Robert J. Zollars	2010	$325,000	$259,159		$5,590	(5)	$589,749
Chief Executive Officer

Martin J. Silver	2010	220,000	109,661		5,362	(6)	335,023
Former Chief Financial Officer

Brent D. Lang	2010	250,000	146,162		5,140	(7)	401,302
President & Chief Operating Officer

Robert N. Flury	2010	200,000	258,300	(4)	6,088	(8)	464,388
Vice President of Sales

Victoria A. Perkins	2010	200,000	88,897		5,674	(9)	294,571
Vice President of Services

(1)	The amounts in this column include any salary contributed by the named executive officer to our 401(k) plan.

(2)	The amounts reported in this column generally (see footnote 4) represent the named executive officer’s performance-based awards under our 2010 executive bonus plan. These amounts were earned in 2010 and paid in 2011. For more information about the 2010 executive bonus plan compensation for our named executive officers, see the section titled “Executive compensation—Compensation discussion and analysis.”

(3)	The dollar values in this column represent the sum of the value of total compensation of all types in 2010 reflected in the preceding columns.

(4)	This amount includes $110,139 in sales commission compensation paid and $148,161 paid under our 2010 executive bonus plan in 2010 and 2011 to Mr. Flury for bookings made by Mr. Flury in 2010. For more information about the 2010 executive bonus plan compensation for our named executive officers and the sales commissions paid to Mr. Flury, including the target amounts under the plan, see the section titled “Executive compensation—Compensation discussion and analysis.”

(5)	Represents $690 in life insurance premiums paid by us on behalf of Mr. Zollars and a $4,900 non-elective contribution under our 401(k) Plan.

(6)	Represents $462 in life insurance premiums paid by us on behalf of Mr. Silver and a $4,900 non-elective contribution under our 401(k) Plan.

(7)	Represents $240 in life insurance premiums paid by us on behalf of Mr. Lang and a $4,900 non-elective contribution under our 401(k) Plan.

(8)	Represents $1,188 in life insurance premiums paid by us on behalf of Mr. Flury and a $4,900 non-elective contribution under our 401(k) Plan.

(9)	Represents $774 in life insurance premiums paid by us on behalf of Ms. Perkins and a $4,900 non-elective contribution under our 401(k) Plan.

Grants of plan-based awards in 2010

There were no equity incentive plan awards made to our named executive officers during 2010.

Name	Estimated future payouts under non-equity incentive plan awards
	Threshold	Target	Maximum

Robert J. Zollars(1)	$—	$175,000	$315,000

Martin J. Silver(1)	—	80,500	144,900

Brent D. Lang(1)	—	100,000	180,000

Robert N. Flury(1)	—	100,000	180,000
(2)	—	100,000	—

Victoria A. Perkins(1)	—	60,000	108,000

(1)	Represents the possible target and maximum payout amounts for each named executive officer under 2010 executive bonus plan. There is no threshold amount under the 2010 executive bonus plan. The actual payments from these awards are included in the “Non-Equity incentive plan compensation” column of the 2010 Summary Compensation Table above. For more information about the 2010 executive bonus plan compensation for our named executive officers, see the section titled “Executive compensation—Compensation discussion and analysis.”

(2)	Represents the possible target and payout amounts of sales commissions based on bookings payable to Mr. Flury under the sales commissions compensation portion of the 2010 executive bonus plan for Mr. Flury. There is no threshold or maximum amount under Mr. Flury’s 2010 sales commissions compensation plan. The actual payments from these awards are included in the “Non-Equity incentive plan compensation” column of the “2010 Summary compensation table,” above. For more information about Mr. Flury’s 2010 executive bonus plan and the sales commissions compensation portion of Mr. Flury’s bonus plan, see the section titled “Executive compensation—Compensation discussion and analysis—Cash compensation element.”

Outstanding equity awards at December 31, 2010

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2010.

	Number of securities underlying unexercised options(1)(2)			Option exercise price(3)	Option expiration date
Name	Exercisable		Unexercisable

Robert J. Zollars	5,705,817	(4)	—	$0.29	7/31/2017
	815,117	(5)(6)	—	0.29	7/31/2017
	1,086,822	(5)(7)	—	0.29	7/31/2017

Martin J. Silver	825,850		—	0.18	4/15/2015
	82,850	(8)	—	0.18	4/21/2016
	174,115	(8)	—	0.29	7/31/2017
	32,599	(9)	—	0.29	7/31/2017
	43,465	(10)	—	0.29	7/31/2017

Brent D. Lang	165,000	(11)	—	0.18	7/29/2015
	275,000	(8)	—	0.18	7/28/2016
	128,763	(8)	—	0.29	7/31/2017
	48,968	(12)	—	0.29	7/31/2017
	65,291	(13)	—	0.29	7/31/2017

Robert N. Flury	800,000		—	0.34	10/24/2017

Victoria A. Perkins	318,651		—	0.18	12/15/2015
	129,663	(8)	—	0.18	12/15/2015
	15,000	(14)	—	0.28	11/3/2016
	148,797	(8)	—	0.29	7/31/2017
	23,796	(15)	—	0.29	7/31/2017
	31,728	(16)	—	0.29	7/31/2017

(1)	All options granted to our named executive officers are immediately exercisable, regardless of vesting schedule.

(2)

Except as otherwise described in these footnotes, all options vest as to 1/4th of the shares of common stock underlying the options on the first anniversary of the vesting commencement date and as to 1/48th of the shares of common stock underlying the option each month thereafter. Any options exercised prior to their vesting date would be subject to our right of repurchase as specified in the 2006 Stock Option Plan or the 2000 Stock Option Plan.

(3)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the grant date. Please see the section titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation” for a discussion of the valuation of our common stock.

(4)	Includes 340,000 shares issuable upon the exercise of option grants held by Mr. Zollars and 5,365,817 shares issuable upon the exercise of options grants originally held by Mr. Zollars but which were transferred without consideration to and are currently held by ZoCo LP. ZoCo LP is a family limited liability partnership of which Mr. Zollars and his wife are general partners and Mr. Zollars’ children are limited partners.

(5)	Option originally held by Mr. Zollars but was transferred without consideration to and is currently held by ZoCo LP.

(6)	Option vests as to 815,117 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million or upon a sale of Vocera for an enterprise value of at least $400 million.

(7)	Option vests as to 1,086,822 of the shares of common stock underlying the option upon either the sale of Vocera for an enterprise value of at least $400 million or Vocera’s initial public offering, following which offering Vocera’s market capitalization is at least $400 million for any 10 consecutive business day period.

(8)	Option vested as to 1/48 of the shares of common stock underlying the option on a monthly basis.

(9)	Option vests as to 32,599 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million or upon a sale of Vocera for an enterprise value of at least $400 million.

(10)	Option vests as to 43,465 of the shares of common stock underlying the option upon either the sale of Vocera for an enterprise value of at least $400 million or Vocera’s initial public offering, following which offering Vocera’s market capitalization is at least $400 million for any 10 consecutive business day period.

(11)	The option vested as to 1/12 of the 165,000 shares of common stock underlying the option on a monthly basis.

(12)	Option vests as to 48,968 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million or upon a sale of Vocera for an enterprise value of at least $400 million.

(13)	Option vests as to 65,291 of the shares of common stock underlying the option upon either the sale of Vocera for an enterprise value of at least $400 million or Vocera’s initial public offering, following which offering Vocera’s market capitalization is at least $400 million for any 10 consecutive business day period.

(14)	The option grant was fully vested on the grant date.

(15)	Option vests as to 23,796 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million or upon a sale of Vocera for an enterprise value of at least $400 million.

(16)	Option vests as to 31,728 of the shares of common stock underlying the option upon either the sale of Vocera for an enterprise value of at least $400 million or Vocera’s initial public offering, following which offering Vocera’s market capitalization is at least $400 million for any 10 consecutive business day period.

Stock option exercises during 2010

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during 2010 and the aggregate dollar amount realized by the named executive officer upon exercise of the option. None of our named executive officers held any stock awards during 2010.

Name	Number of shares acquired on exercise	Value realized on exercise(1)

Robert J. Zollars	—	$—
Martin J. Silver	—	—
Brent D. Lang	150,000	33,000
Robert N. Flury	—	—
Victoria A. Perkins	200,000	32,000

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise (assumed to be the midpoint of the price range set forth on the cover page of this prospectus) and the aggregate exercise price of the option.

Pension benefits

None of our named executive officers is a participant in any defined benefit plans.

Nonqualified deferred compensation

We do not offer any nonqualified deferred compensation plans.

Employment, severance and change of control agreements

Offer letters and change of control severance agreements

Robert J. Zollars.    We entered into an offer letter agreement with Robert Zollars, our Chief Executive Officer, dated November 12, 2007, which supplemented an offer letter agreement with Mr. Zollars dated May 24, 2007. The offer letter agreements have no specific term and constitute at-will employment. In connection with Mr. Zollars’ commencement of employment, he was initially granted three separate option grants to purchase our common stock, one of which is now fully vested. The second grant was an option to purchase up to 815,117 shares of our common stock at an exercise price of $0.29 per share with a revenue objective milestone under which the option vests in full upon our achievement of either four fiscal consecutive quarters of revenue that total $72 million or upon a sale (as described in the option agreement) of Vocera with net proceeds to Vocera’s stockholders of at least $400 million. The third grant was an option to purchase up to 1,086,822 shares of our common stock at an exercise price of $0.29 per share with a market capitalization objective milestone under which the option vests in full upon either the sale (as described in the option agreement) of Vocera with net proceeds to Vocera’s stockholders of at least $400 million or upon Vocera’s initial public offering, if following the initial public offering, our market capitalization is at least $400 million for any 10 consecutive business day period. For more information regarding these options, please see the tabular information contained in this section below entitled “Additional change of control arrangements.”

In addition, prior to the closing of this offering, we will enter into a change of control severance agreement with Mr. Zollars, the terms of which were approved by our board of directors in May 2011. The agreement with Mr. Zollars provides that in the case of termination without cause or resignation for good reason, Mr. Zollars is entitled to receive cash severance payments equal to one year of Mr. Zollars’ base salary plus the greater of Mr. Zollars’ target bonus for the year of termination or the amount of bonus paid to Mr. Zollars in the prior year, plus 12 months of COBRA coverage. For either such termination occurring within two months prior to, or 12 months following, a change of control, Mr. Zollars will be entitled to receive under the agreement a cash severance payment equal to 150% of his annual salary plus 150% of the greater of Mr. Zollars’ target bonus for the year of severance or the amount of bonus paid to Mr. Zollars in the prior year, plus 100% acceleration of outstanding equity awards in addition to 18 months of COBRA coverage.

Martin J. Silver.    We entered into an offer letter agreement with Martin J. Silver, our former Chief Financial Officer, dated November 12, 2007 which superseded an offer letter dated January 13, 2005. The offer letter agreement has no specific term and constitutes at-will employment. Pursuant to the offer letter, Mr. Silver was initially granted a stock option to purchase up to 825,850 shares of our common stock at an exercise price of $0.18 per share. Pursuant to the offer letter, Mr. Silver was granted an additional stock option to purchase 82,850 shares of common stock at an exercise price of $0.18 per share following his first year of employment. Both of these stock option grants are now fully vested.

In addition, prior to the closing of this offering, we will enter into a change of control severance agreement with Mr. Silver, the terms of which were approved by our board of directors in May 2011. The agreement with Mr. Silver provides that, in the event of Mr. Silver’s termination without cause, he will be entitled to receive cash severance payments equal to 75% of Mr. Silver’s annual base salary, plus nine months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Silver will be entitled to receive a cash severance payment equal to 100% of Mr. Silver’s annual base salary plus 100% of the greater of Mr. Silver’s target bonus for the year of termination or the amount of bonus paid to Mr. Silver in the prior year, plus acceleration of 100% of Mr. Silver’s outstanding equity awards in addition to 12 months of COBRA coverage. Prior to the closing of this offering, we will enter into an amendment to the change of control severance agreement with Mr. Silver to provide that any termination of Mr. Silver’s employment to which Mr. Silver has not consented prior to the conclusion of his eligibility for short term disability benefits will be deemed an “involuntary termination.”

Brent D. Lang.    We entered into an offer letter agreement with Brent D. Lang, our President and Chief Operating Officer, dated November 12, 2007, which superseded an offer letter agreement, dated May 16, 2001. The offer letter agreement has no specific term and constitutes at-will employment. Pursuant to the offer letter, Mr. Lang was initially granted a stock option to purchase up to 350,000 shares of our common stock at an exercise price of $0.15 per share, which is now fully vested.

In addition, prior to the closing of this offering, we will enter into a change of control severance agreement with Mr. Lang, the terms of which were approved by our board of directors in May 2011. The agreement with Mr. Lang provides that, in the event of Mr. Lang’s termination without cause, he will be entitled to receive cash severance payments equal to 75% of Mr. Lang’s annual base salary, plus nine months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Lang will be entitled to receive a cash severance payment equal to 100% of Mr. Lang’s annual base salary plus 100% of the greater of Mr. Lang’s target bonus for the year of termination or the amount of bonus paid to Mr. Lang in the prior year, plus acceleration of 100% of Mr. Lang’s outstanding equity awards in addition to 12 months of COBRA coverage.

Robert N. Flury.    We entered into an offer letter agreement with Robert N. Flury, our Vice President of Sales, dated November 12, 2006, which superseded an offer letter agreement dated August 1, 2007. The offer letter agreement has no specific term and constitutes at-will employment. Pursuant to the offer letter, Mr. Flury was initially granted a stock option to purchase up to 800,000 shares of our common stock at an exercise price of $0.34 per share, which is vested as to 766,667 shares, and unvested as to 33,333 shares, as of June 30, 2011.

In addition, prior to the closing of this offering, we will enter into a change of control severance agreement with Mr. Flury, the terms of which were approved by our board of directors in May 2011. The agreement with Mr. Flury provides that, in the event of Mr. Flury’s termination without cause, he will be entitled to receive cash severance payments equal to 50% of Mr. Flury’s annual base salary, plus six months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Flury will be entitled to receive a cash severance payment equal to 75% of Mr. Flury’s annual base salary plus 75% of the greater of Mr. Flury’s target bonus for the year of termination or the amount of bonus paid to Mr. Flury in the prior year, plus acceleration of 50% of Mr. Flury’s outstanding equity awards in addition to nine months of COBRA coverage.

Michael L. Hutchinson.    We entered into an offer letter agreement with Michael L. Hutchinson, our Vice President of Finance, Corporate Controller and interim Chief Financial Officer, dated April 22, 2004, as amended on November 12, 2007.

In addition, prior to the closing of this offering, we will enter into a change of control severance agreement with Mr. Hutchinson, the terms of which were approved by our board of directors in May 2011. The agreement with Mr. Hutchinson provides that, in the event of Mr. Hutchinson’s termination without cause, he will be entitled to receive cash severance payments equal to 50% of Mr. Hutchinson’s annual base salary, plus six months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Hutchinson will be entitled to receive a cash severance payment equal to 75% of Mr. Hutchinson’s annual base salary plus 75% of the greater of Mr. Hutchinson’s target bonus for the year of termination or the amount of bonus paid to Mr. Hutchinson in the prior year, plus acceleration of 50% of Mr. Hutchinson’s outstanding equity awards in addition to nine months of COBRA coverage.

Victoria A. Perkins.    We entered into an offer letter agreement with Victoria A. Perkins, our Vice President of Services, dated November 12, 2007, which superseded an offer letter agreement dated December 2, 2005. The offer letter agreement has no specific term and constitutes at-will employment. Pursuant to the offer letter, Ms. Perkins was initially granted two stock options, the first to purchase up to 518,651 shares of our common stock at an exercise price of $0.18 per share and the second to purchase up to 129,663 shares of our common stock at an exercise price of $0.18 per share, with vesting dependent upon Ms. Perkins’ weekly work schedule. Both of these stock option grants are now fully vested.

In addition, prior to the closing of this offering, we will enter into a change of control severance agreement with Ms. Perkins, the terms of which were approved by our board of directors in May 2011. The agreement with Ms. Perkins provides that, in the event of Ms. Perkins’ termination without cause, she will be entitled to receive cash severance payments equal to 50% of Ms. Perkins’ annual base salary, plus six months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Ms. Perkins will be entitled to receive a cash severance payment equal to 75% of Ms. Perkins’ annual base salary plus 75% of the greater of Ms. Perkins’ target bonus for the year of termination or the amount of bonus paid to Ms. Perkins in the prior year, plus acceleration of 50% of Ms. Perkins’ outstanding equity awards in addition to nine months of COBRA coverage.

The severance payments under the change of control severance agreements with each of our executive officers are contingent upon such executive officer’s execution, delivery and non-revocation of a release and waiver of claims satisfactory to Vocera within 45 days of such executive officer’s separation from service.

The following table summarizes the base salary, bonus, COBRA benefits and the value of the acceleration payout each named executive officer would have been entitled to receive assuming a qualifying termination as of December 31, 2010. Acceleration values are based upon the per share market price of the shares of our common stock underlying options as of December 31, 2010, which is the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, minus the exercise price.

	Qualifying termination not for cause not in connection with a change of control								Qualifying termination not for cause in connection with change of control
	Base salary		Bonus		COBRA benefits		Value of accelerated options or stock(1)	Total	Base salary		Bonus		COBRA benefits		Value of accelerated options or stock(1)	Total

Robert J. Zollars	$360,000	(2)	$260,159	(3)	$21,693	(4)	$	$	$540,000	(5)	$390,239	(6)	$32,540	(7)	$	$

Martin J. Silver	183,750	(8)			16,270	(9)			245,000	(2)	117,661	(10)	21,693	(11)

Brent D. Lang	195,000	(12)			14,975	(13)			260,000	(2)	146,162	(14)	19,967	(15)

Robert A. Flury	103,000	(16)			10,847	(17)			154,500	(18)	193,725	(19)	16,270	(20)

Victoria N. Perkins	102,500	(21)			8,269	(22)			153,750	(23)	66,673	(24)	12,404	(25)

(1)	The value of vesting acceleration is calculated based on the assumed initial public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus, with respect to unvested option shares subject to acceleration minus the exercise price of the unvested option shares.

(2)	Represents 100% of one year’s base salary in effect as of December 31, 2010.

(3)	Represents Mr. Zollars’ actual bonus amount for 2010.

(4)	Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,808 per month.

(5)	Represents 150% of Mr. Zollars’ base salary in effect as of December 31, 2010.

(6)	Represents 150% of Mr. Zollars’ actual bonus amount for 2010.

(7)	Represents payment of 18 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,808 per month.

(8)	Represents 75% of Mr. Silver’s base salary in effect as of December 31, 2010.

(9)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,808 per month.

(10)	Represents Mr. Silver’s actual bonus amount for 2010.

(11)	Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,808 per month.

(12)	Represents 75% of Mr. Lang’s base salary in effect as of December 31, 2010.

(13)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,664 per month.

(14)	Represents Mr. Lang’s actual bonus amount for 2010.

(15)	Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,664 per month.

(16)	Represents 50% of Mr. Flury’s salary in effect as of December 31, 2010.

(17)	Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,808 per month.

(18)	Represents 75% of Mr. Flury’s base salary in effect as of December 31, 2010.

(19)	Represents 75% of Mr. Flury’s actual bonus amount for 2010.

(20)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,808 per month.

(21)	Represents 50% of Ms. Perkins’ base salary in effect as of December 31, 2010.

(22)	Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,378 per month.

(23)	Represents 75% of Ms. Perkins’ base salary in effect as of December 31, 2010.

(24)	Represents 75% of Ms. Perkins’ actual bonus amount for 2010.

(25)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,378 per month.

Additional change of control arrangements

Certain option agreements with each of our named executive officers provide for full vesting of the unvested shares underlying the options in the event of a change of control resulting in at least $400 million in net proceeds to our stockholders or our initial public offering if, following such initial public offering, our market capitalization is $400 million for any 10 consecutive business day period. The following table summarizes the value of the payouts to these named executive officers pursuant to these awards, assuming a qualifying change of control as of December 31, 2010. Values are based upon the per share market price of the shares of our common stock underlying options as of December 31, 2010, which is assumed to be the initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, minus the exercise price.

Name	Value of accelerated stock options

Robert J. Zollars

Martin J. Silver

Brent D. Lang

Robert N. Flury

Victoria A. Perkins

Employee benefit plans

2000 Stock Option Plan

Our board of directors adopted, and our stockholders approved, our 2000 Stock Option Plan in March 2000. The 2000 Stock Option Plan has been amended from time to time. As of June 30, 2011, options to purchase 1,932,399 shares of our common stock were outstanding under our 2000 Stock Option Plan. This plan terminated in March 2010 and no additional options may be granted under the 2000 Stock Option Plan. However, all stock options outstanding on the termination of the 2000 Stock Option Plan will continue to be governed by the terms and conditions of the 2000 Stock Option Plan. Options granted under the 2000 Stock Option Plan are subject to terms substantially similar to those described below with respect to options we anticipate granting under our 2011 Equity Incentive Plan. The 2000 Stock Option Plan provided for the grant of both incentive stock options that qualify for favorable tax treatment to their recipients under Section 422 of Code and nonqualified stock options.

2006 Stock Option Plan

Our board of directors adopted our 2006 Stock Option Plan in March 2006, and our stockholders approved the plan in May 2006. The 2006 Stock Option Plan has been amended from time to time. The 2006 Stock Option Plan provides for the grant of both incentive stock options that qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonqualified stock options. Incentive stock options may be granted only to our employees and those of any of our subsidiaries. Nonqualified stock options may be granted to our employees, directors, officers, consultants, certain independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options and nonqualified stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2006 Stock Option Plan is 10 years, except that the maximum permitted term of incentive stock options granted to 10% stockholders is five years. In the event of a change of control, the 2006 Stock Option Plan provides that all options that are not assumed by the successor entity or substituted for comparable options of the successor entity may, at the discretion of our board, vest in full prior to that change of control and all unexercised options expire on the closing of the change of control.

As of June 30, 2011, we had reserved 23,917,620 shares of our common stock for issuance under our 2006 Stock Option Plan. As of June 30, 2011, options to purchase 5,132,530 of these shares had been exercised, options to purchase 17,232,823 of these shares remained outstanding and 1,552,267 of these shares remained available for future grant. The options outstanding as of June 30, 2011 had a weighted average exercise price of $0.44. We anticipate that our 2011 Equity Incentive Plan will be effective upon the date of this prospectus. As a result, we will not grant any additional options under the 2006 Stock Option Plan following that date and will terminate the 2006 Stock Option Plan. However, any outstanding options granted under the 2006 Stock Option Plan will remain outstanding, subject to the terms of our 2006 Stock Option Plan and stock option agreements, until the options are exercised or until they terminate or expire by their terms. Options granted under the 2006 Stock Option Plan have terms similar to those described below with respect to options to be granted under our 2011 Equity Incentive Plan.

2011 Equity Incentive Plan

We anticipate that we will adopt a 2011 Equity Incentive Plan that will become effective on the date of this prospectus and will serve as the successor to our 2006 Stock Option Plan. We anticipate that we will reserve          shares of our common stock to be issued under our 2011 Equity Incentive Plan. In addition, we anticipate that any shares issued under the 2006 Stock Option Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2011 Equity Incentive Plan. We anticipate that the number of shares available for grant and issuance under the 2011 Equity Incentive Plan will be increased on January 1 of each of 2012 through 2021 by an amount equal to     % of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. In addition, the following shares will again be available for grant and issuance under our 2011 Equity Incentive Plan:

•

shares subject to options or stock appreciation rights granted under our 2011 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right

•	shares subject to awards granted under our 2011 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price

•	shares subject to awards granted under our 2011 Equity Incentive Plan that otherwise terminate without shares being issued

•	shares surrendered pursuant to an exchange program

We anticipate that our 2011 Equity Incentive Plan will terminate 10 years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our 2011 Equity Incentive Plan will authorize the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than          shares in any calendar year under our 2011 Equity Incentive Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than          shares under the plan in the calendar year in which the employee commences employment.

Our 2011 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of the compensation committee. The compensation committee will have the authority to construe and interpret our 2011 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. The compensation committee will also have the authority to institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged.

We anticipate that our 2011 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and those of any parent or subsidiary of ours. No more than          shares may be issued under the 2011 Equity Incentive Plan as incentive stock options. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors or those of any parent or subsidiary of ours, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

Our compensation committee will have the authority to provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2011 Equity Incentive Plan will be 10 years, with a maximum term of 5 years for incentive stock options granted to 10% stockholders.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units are awards that cover a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions. Our compensation committee may also permit the holders of the restricted stock units to defer payment to a date or dates after the restricted stock units is earned, provided that the terms of the restricted stock unit and any deferral satisfy Section 409A of the Code.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses would be granted as additional compensation for service and/or performance. Payment from the holder is not required for stock bonuses, and stock bonuses are generally not subject to vesting.

Awards granted under our 2011 Equity Incentive Plan will not be transferrable in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Options granted under our 2011 Equity Incentive Plan generally will be exercisable for a period of three months after the termination of the optionee’s service to us or any parent or subsidiary of ours. Options will generally terminate immediately upon termination of employment for cause.

We anticipate that if we experience a change of control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will have their vesting accelerate as to all shares subject to such award (and any applicable right of repurchase will fully lapse) immediately prior to the change of control transaction.

2011 Employee Stock Purchase Plan

We anticipate that we will adopt a 2011 Employee Stock Purchase Plan that is designed to enable eligible employees to purchase shares of our common stock periodically at a discount. Purchases will be accomplished through participation in discrete offering periods. Our 2011 Employee Stock Purchase Plan will be intended to qualify as an employee stock purchase plan under Section 423 of the Code. We anticipate that we will seek approval of our 2011 Employee Stock Purchase Plan from our board of directors and our stockholders prior to the closing of this offering.

We anticipate that we will initially reserve          shares of our common stock for issuance under our 2011 Employee Stock Purchase Plan. We anticipate that the number of shares reserved for issuance under our 2011 Employee Stock Purchase Plan will increase automatically on January 1 of each of the first 10 years commencing after the closing of this offering by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31 (rounded to the nearest whole share). Our board of directors or compensation committee will have the authority to reduce the amount of the increase in any particular year. We anticipate that no more than 50,000,000 shares of our common stock will be issuable under our 2011 Employee Stock Purchase Plan, and no other shares may be added to this plan without the approval of our stockholders.

Our compensation committee will administer our 2011 Employee Stock Purchase Plan. Our employees generally will be eligible to participate in our 2011 Employee Stock Purchase Plan if they are employed by us or a subsidiary or parent of ours that we designate, for such time period as specified by our compensation committee; except that employees who are employed on the effective date of this registration statement shall be eligible to participate in the first offering period, provided they are regularly scheduled to work more than 20 hours per week and more than five months in a calendar year, and are not 5% stockholders and would not become 5% stockholders as a result of their participation in our 2011 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. We anticipate that under our 2011 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their cash compensation. We will also have the right to amend or terminate our 2011 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the 2011 Employee Stock Purchase Plan. Our 2011 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first offering date, unless it is terminated earlier by our board of directors.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a non-transferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. Each offering period will run for no more than          months. An employee’s participation will automatically end upon termination of employment for any reason. Except for the first offering period, each offering period will be for          months (commencing on each of          and         ).

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2011 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period. For the initial offering period, the fair market value on the first trading day will be the price at which our shares are initially offered.

In the event of a change in control transaction, each outstanding right to purchase shares under our 2011 Employee Stock Purchase Plan may be assumed or substituted by our successor. In the event that the successor refuses to assume or substitute the outstanding purchase rights, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control and our 2011 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Eligible employees may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. Our board of directors approved discretionary non-elective employee contributions to the 401(k) plan up to 2% of each employee’s cash compensation with a maximum contribution of $4,900 per employee per year and subject to certain other restrictions.

Limitation of liability and indemnification of directors and officers

Our restated certificate of incorporation, which will become effective upon the closing of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law

•	any transaction from which they derived an improper personal benefit

Our restated bylaws, which will become effective upon the closing of this offering, will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the closing of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding for which indemnification is sought involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related person transactions

In addition to the compensation arrangements, including director compensation, offer letters and severance and change of control agreements, discussed, when required, above under “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2008 to and each currently proposed transaction in which:

•	we have been or are to be a participant

•	the amount involved exceeds $120,000

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Asset purchase agreement

On November 3, 2010, ExperiaHealth, Inc., our wholly-owned subsidiary, entered into an asset purchase agreement with DS Consulting Associates, LLC, or DS Consulting, for the purchase of certain business assets. As consideration for this sale, we granted DS Consulting two options to purchase up to an aggregate of 500,000 shares of our common stock at an exercise price of $0.37 per share, subject to vesting requirements. M. Bridget Duffy, M.D., a former member of our board of directors, and our current Sr. Director of Experience and Design Solutions and the current Chief Executive Officer of ExperiaHealth, Inc., was the founder and managing member of DS Consulting. In connection with this asset purchase, we also entered into two offer letters with Dr. Duffy, each dated as of November 3, 2010, regarding her service as our Sr. Director of Experience and Design Solutions and as Chief Executive Officer of ExperiaHealth, Inc.

Investor rights agreement

We have entered into an amended and restated investor rights agreement, dated October 10, 2006, with the holders of our preferred stock, including entities affiliated with certain of our directors and certain of our executive officers. As of June 30, 2011, holders of 77,498,252 shares of common stock, and holders of warrants to purchase 1,280,379 shares of common stock, giving effect to the conversion of all outstanding shares and warrants to purchase shares of our preferred stock into shares of common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a more detailed description of these registration rights see the section titled “Description of capital stock—Registration rights.”

Voting agreement

We are party to an amended and restated voting agreement, dated March 2, 2010, under which certain holders of our common stock and preferred stock, including entities affiliated with certain of our directors and certain of our executive officers, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the election voting provisions regarding our board of directors contained in the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. For a more detailed description of the voting agreement see the section titled “Management—Board of directors.”

Offer letter and change of control agreements

We have entered into offer letter and change of control agreements with our executive officers that, among other things, provide for severance and change of control benefits. For more information regarding these agreements, see the sections titled “Management—Employment, severance and change of control agreements” and “Executive compensation—Compensation discussion and analysis.”

Stock option grants

We have granted stock options to our executive officers and certain members of our board of directors. For a description of these options and related option grant policies see the section titled “Executive compensation—Compensation discussion and analysis,” “Executive compensation—Outstanding equity awards at December 31, 2010” and “Management—Director compensation.”

Indemnification of directors and officers

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our restated certificate of incorporation and restated bylaws provide for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law. For a more detailed description of our indemnification arrangements, see the section titled “Management—Limitation of liability and indemnification of directors and officers.”

Other transactions

On June 9, 2008, Robert Shostak (our founder, former member of our board of directors and former Chief Executive Officer and current Chief Technical Officer) and certain holders of our preferred stock including entities affiliated with our directors, entered into a Put and Call Agreement. We are parties to this agreement. The Put and Call Agreement was amended on July 11, 2011. Pursuant to the Put and Call Agreement, each preferred holder who is a party to the agreement has the right to purchase such preferred holder’s pro rata share of certain of Dr. Shostak’s securities at a qualifying change of control or initial public offering of our common stock, and Dr. Shostak has the right to obligate each such preferred holder to purchase such preferred holder’s pro rata share of Dr. Shostak’s securities at a qualifying change of control or initial public offering of our common stock.

From February 2000 to April 1, 2011, Jay M. Spitzen, our General Counsel and Corporate Secretary, served as our counsel in an independent contractor capacity pursuant to a consulting agreement. Pursuant to this agreement, Dr. Spitzen received fees for services on an hourly basis plus reimbursement of out-of-pocket expenses. From January 1, 2008 through April 1, 2011 Dr. Spitzen received a total of $377,000.

Review, approval or ratification of transactions with related parties

Our policy and the charter of the governance and nominating committee require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) must be reviewed and approved by the governance and nominating committee (other than transactions that are subject to review by the our board of directors as a whole or any other committee of our board of directors), unless the related party is, or is associated with, a member of such committee, in which event such transaction must be reviewed and approved by the audit committee. These committees have not yet adopted policies or procedures for review of, or standards for approval of, such transactions.

Principal and selling stockholders

The following table presents information as to the beneficial ownership of our common stock as of June 30, 2011, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock
•	each of our directors
•	each of our named executive officers
•	all of our directors and executive officers as a group
•	each selling stockholder

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2011 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 100,417,134 shares of our common stock outstanding on June 30, 2011, which includes 77,498,252 shares of common stock resulting from the conversion of all outstanding shares of our preferred stock immediately upon the closing of this offering, as if this conversion had occurred as of June 30, 2011. Percentage ownership of our common stock after the offering also assumes our sale of shares in this offering (assuming no exercise of the underwriters’ option to purchase additional shares). Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Vocera Communications, Inc., 525 Race Street, San Jose, CA 95126.

	Number of shares beneficially owned			Percentage shares beneficially owned
Name	Prior to offering	After offering	Number of shares offered	Prior to offering %	After offering

Five percent securityholders:
Venrock(1)	17,380,514			17.3
Vanguard Ventures(2)	15,733,077			15.6
RRE Ventures(3)	13,444,497			13.4
Entities affiliated with GGV Capital(4)	9,889,554			9.8
Thomas Weisel V.P.(5)	6,243,180			6.2

Directors and named executive officers:
Robert J. Zollars(6)	8,264,756			7.7
Brent D. Lang(7)	2,010,022			2.0
Martin J. Silver(8)	1,533,879			1.5
Victoria A. Perkins(9)	1,094,635			1.1
Robert N. Flury§	1,027,000			1.0
Michael L. Hutchinson(10)	165,000			*
Brian D. Ascher(11)	17,380,514			17.3
John B. Grotting(12)	200,000			*
Jeffrey H. Hillebrand	200,000			*
Howard E. Janzen	200,000			*
John M. McMullen§	200,000			*
Hany M. Nada(13)	9,889,554			9.8
Donald F. Wood(14)	15,733,077			15.6

All executive officers and directors as a group (14 persons)(15)	58,353,628			52.1

Other selling stockholders(16)

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

§	Shares shown for this individual represent shares subject to options that are exercisable within 60 days of June 30, 2011.

(1)	Represents 13,740,521 shares held by Venrock Associates III, L.P., 3,091,617 shares held by Venrock Associates, 343,514 shares held by Venrock Entrepreneurs Fund III, L.P., 163,890 shares issuable upon the exercise of warrants held by Venrock Associates III, L.P., 36,875 shares issuable upon the exercise of warrants held by Venrock Associates and 4,097 shares issuable upon the exercise of warrants held by Venrock Entrepreneurs Fund III, L.P. Venrock Management III, LLC, a Delaware limited liability company, is the sole General Partner of Venrock Associates III, L.P. VEF Management III, LLC, a Delaware limited liability company, is the sole General Partner of Venrock Entrepreneurs Fund III, L.P. No individual person or entity has the unilateral ability to cause or block the voting or disposition of any Venrock-associated entity described in this footnote. Venrock Management III, LLC and VEF Management III, LLC expressly disclaim beneficial ownership over all shares held by Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., except to the extent of their indirect pecuniary interest therein. Mr. Ascher is a member of Venrock Management III, LLC and may be deemed to beneficially own all of the shares held by Venrock Associates III, L.P. Mr. Ascher disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein. The address of Venrock is 3340 Hillview Avenue, Palo Alto, California 94304. This number does not include any shares that may be purchased pursuant to the Put and Call Agreement.

(2)	Represents 13,605,044 shares held by Vanguard VII, L.P., 1,292,166 shares held by Vanguard VII-A, L.P., 443,214 shares held by Vanguard VII Accredited Affiliates Fund L.P., 202,054 shares held by Vanguard VII Qualified Affiliates Fund, L.P., 166,840 shares issuable upon the exercise of a warrant held by Vanguard VII, L.P., 15,846 shares issuable upon the exercise of a warrant held by Vanguard VII-A, L.P., 5,435 shares issuable upon the exercise of a warrant held by Vanguard VII Accredited Affiliates Fund, L.P. and 2,478 shares issuable upon the exercise of a warrant held by Vanguard VII Qualified Affiliates Fund, L.P. , each of which is affiliated with Vanguard Ventures. Vanguard VII Venture Partners LLC is the general partner of Vanguard VII, L.P., Vanguard VII-A, L.P., Vanguard VII Accredited Affiliates Fund, L.P. and Vanguard VII Qualified Affiliates Fund, L.P. Mr. Wood is a managing member of Vanguard VII Venture Partners LLC along with Dan Eilers, Jack Gill, Tom McConnell and Bob Ulrich, each of whom may be deemed to have shared voting and investment control with respect to these shares. Each of Messrs. Eilers, Gill, McConnell, Ulrich and Wood disclaims beneficial ownership of these shares except to the extent of each of their respective pecuniary interest in Vanguard VII, L.P., Vanguard VII-A, L.P., Vanguard VII Accredited Affiliates Fund, L.P. and Vanguard VII Qualified Affiliates Fund, L.P. The address of Vanguard Ventures is P.O. Box 20068, San Jose, California, 95160. This number does not include any shares that may be purchased pursuant to the Put and Call Agreement.

(3)

Represents 11,301,724 shares held by RRE Ventures II, L.P., 1,976,262 shares held by RRE Ventures Fund II, L.P., 141,728 shares issuable upon the exercise of a warrant held by RRE Ventures II, L.P., and 24,783 shares issuable upon the exercise of a warrant held by RRE Ventures Fund II, L.P. RRE Ventures GP II, LLC is the sole general partner of RRE Ventures II, L.P. and RRE Ventures Fund II, L.P. Stuart J. Ellman and James D. Robinson are managing partners of RRE Ventures GP II, LLC and may be deemed to have shared voting and investment control with respect to these shares. The address of RRE Ventures is 130 East 59th Street, New York, New York 10022. This number does not include any shares that may be purchased pursuant to the Put and Call Agreement.

(4)	Represents 9,626,230 shares held by Granite Global Ventures (Q.P.) L.P., 164,484 shares held by Granite Global Ventures L.P., 97,179 shares issuable upon exercise of a warrant held by Granite Global Ventures (Q.P.) L.P. and 1,661 shares issuable upon exercise of a warrant held by Granite Global Ventures L.P. Granite Global Ventures L.L.C. is the General Partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The address of Granite Global Ventures L.L.C. is 2494 Sand Hill Road, Suite 100 Menlo Park, California 94025. This number does not include any shares that may be purchased pursuant to the Put and Call Agreement.

(5)	Represents 6,120,236 shares held by Thomas Weisel Venture Partners, L.P., 49,356 shares held by Thomas Weisel Venture Partners Employee Fund, L.P., 72,999 shares issuable upon exercise of a warrant held by Thomas Weisel Venture Partners, L.P. and 589 shares issuable upon exercise of a warrant held by Thomas Weisel Venture Partners Employee Fund, L.P. Thomas Weisel Partners LLC is the General Partner of Thomas Weisel Venture Partners, L.P. and Thomas Weisel Capital Partners is the General Partner of Thomas Weisel Venture Partners Employee Fund, L.P. J. Robert Born is the Fund Manager for Thomas Weisel Venture Partners, L.P. and Thomas Weisel Venture Partners Employee Fund, L.P. The address of Thomas Weisel Venture Partners is One Montgomery Street, San Francisco, California 94104.

(6)	Represents 7,062,756 shares subject to options held by ZoCo L.P. that are exercisable within 60 days of June 30, 2011, 862,000 shares held by ZoCo L.P. and 340,000 shares held by Mr. Zollars. ZoCo L.P. is a family limited liability partnership pursuant to which Mr. Zollars and his wife are general partners and Mr. Zollars’ children are limited partners.

(7)	Represents 1,090,000 shares held by Mr. Lang and 920,022 shares subject to options held by Mr. Lang that are exercisable within 60 days of June 30, 2011.

(8)	Represents 450,000 shares held by Mr. Silver and 1,083,879 shares subject to options held by Mr. Silver that are exercisable within 60 days of June 30, 2011. Effective as of August 29, 2011, Martin Silver, our former Chief Financial Officer, commenced a medical leave.

(9)	Represents 518,651 shares held by Ms. Perkins and 575,984 shares subject to options held by Ms. Perkins that are exercisable within 60 days of June 30, 2011.

(10)	Represents 150,000 shares held by Mr. Hutchinson and 15,000 shares subject to options held by Mr. Hutchinson that are exercisable within 60 days of June 30, 2011. Effective as of August 29, 2011, we appointed Michael Hutchinson, our Vice President of Finance and Corporate Controller, as our interim Chief Financial Officer.

(11)	Represents 17,380,514 shares held by entities affiliated with Venrock (see note 1). Mr. Ascher is a member of Venrock Management III, LLC and may be deemed to beneficially own all of the shares held by Venrock Associates III, L.P. Mr. Ascher disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein. The address of Mr. Ascher is c/o Venrock, 3340 Hillview Avenue, Palo Alto, California 94304. This number does not include any shares that may be purchased pursuant to the Put and Call Agreement.

(12)	Represents shares held by the Grotting Family Trust DTD 02/04/2004.

(13)	Represents 9,889,544 shares held by entities affiliated with GGV Capital (see note 4). Mr. Nada is a partner of GGV Capital and disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein. The address of GGV Capital is 2494 Sand Hill Road, Suite 100 Menlo Park, California 94025. This number does not include any shares that may be purchased pursuant to the Put and Call Agreement.

(14)	Represents 15,733,077 shares held by entities associated with Vanguard Ventures (see note 2). Mr. Wood is a managing member of Vanguard VII Venture Partners LLC along with Dan Eilers, Jack Gill, Tom McConnell and Bob Ulrich, each of whom may be deemed to have shared voting and investment control with respect to these shares. Each of Messrs. Eilers, Gill, McConnell, Ulrich and Wood disclaims beneficial ownership of these shares except to the extent of each of their respective pecuniary interest in Vanguard VII, L.P., Vanguard VII-A, L.P., Vanguard VII Accredited Affiliates Fund, L.P. and Vanguard VII Qualified Affiliates Fund, L.P. The address of Mr. Wood is c/o Vanguard Ventures is P.O. Box 20068, San Jose, California, 95160. This number does not include any shares that may be purchased pursuant to the Put and Call Agreement.

(15)	Represents the shares described in footnotes (6) through (14) above and also includes 255,191 shares held by an executive officer and 200,000 shares subject to options held by such executive officer that are exercisable within 60 days of June 30, 2011.

(16)	Represents shares held by selling stockholders, no one of whom owns more than 1% of our outstanding shares of common stock or is selling more than shares.

Description of capital stock

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect upon the closing of this offering.

Common stock

As of June 30, 2011, there were 100,417,134 shares of our common stock outstanding, held by 250 stockholders of record, and no shares of our preferred stock outstanding, assuming the conversion of all outstanding shares of our preferred stock into 77,498,252 shares of our common stock, which will occur immediately upon the closing of this offering. Immediately after the closing of this offering, there will be        shares of our common stock outstanding, or        shares if the underwriters exercise in full their option to purchase additional shares of common stock in this offering.

Dividend rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting rights.    Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of our shares of common stock voted can elect all of the directors then standing for election.

No preemptive or similar rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully paid and non-assessable.    All of our outstanding shares of common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred stock

As of June 30, 2011, there were 73,031,612 shares of our preferred stock outstanding. Immediately upon the closing of this offering, the outstanding shares of preferred stock will convert into 77,498,252 shares of our common stock.

Upon the closing of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2011, we had outstanding options to purchase 19,868,147 shares of our common stock under our 2000 stock option plan, 2006 stock option plan, two non-plan stock option agreements with DS Consulting, as described below, and two other non-plan stock option agreements.

As of June 30, 2011, we had two options to purchase an aggregate of up to 462,717 shares of our common stock with an exercise price of $0.37 per share outstanding. The options were issued in connection with our purchase of certain business assets from DS Consulting. The options vest in accordance with the achievement of annual revenue targets for the purchased business assets. One option vested on March 1, 2011 as to 212,717 shares. The second option will vest on March 1, 2012 as to one share for every $2.00 that 2011 worldwide gross revenue of the purchased business assets exceeds 2010 worldwide gross revenue of the purchased business assets, up to a total of 250,000 shares.

Warrants

As of June 30, 2011, we had a warrant to purchase 147,368 shares of our Series C preferred stock with an exercise price of $0.475 per share outstanding. The warrant has a net exercise provision under which the holder in lieu of payment of the exercise price in cash can surrender the warrant and receive a net number of shares of Series C preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, this warrant will expire on August 14, 2012 or upon the occurrence of a public merger (as defined in the warrant). Upon the closing of this offering, this warrant will become exercisable for 147,368 shares of common stock.

As of June 30, 2011, we had 19 warrants to purchase an aggregate of 815,378 shares of our Series E preferred stock with an exercise price of $1.1019 per share outstanding. Each of these warrants has a net exercise provision under which the holder, in lieu of payment of the exercise price in cash, can surrender the warrant and receive a net number of shares of Series E preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, these warrants will expire on October 19, 2015 and an “easy sale” exercise provision under which the holder can irrevocably elect to exercise the warrant and to sell at least that number of shares of the stock issued upon exercise of the warrant to immediately pay the aggregate exercise price and forward such aggregate exercise price to us. Upon the closing of this offering, these warrants will become exercisable for 815,378 shares of our common stock.

As of June 30, 2011, we had a warrant to purchase 317,633 shares of our Series E preferred stock with an exercise price of $1.1019 per share outstanding. The warrant has a net exercise provision under which the holder in lieu of payment of the exercise price in cash can surrender the warrant and receive a net number of shares of Series E preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, this warrant will expire on the first anniversary of the closing of this offering. Upon the closing of this offering, this warrant will become exercisable for 317,633 shares of common stock.

Registration rights

Pursuant to the terms of our amended and restated investor rights agreement, immediately following this offering, the holders of approximately            shares of our common stock outstanding as of June 30, 2011 or subject to warrants outstanding as of June 30, 2011 will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand registration rights.    At any time following 90 days after the effective date of this offering, the holders of at least 30% of the then-outstanding shares having registration rights can request that we file a registration statement covering at least 30% of the registrable securities or with an anticipated aggregate offering price of at least $7.5 million. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be detrimental to us.

Piggyback registration rights.    If we register any of our securities for public sale other than pursuant to a demand registration, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a registration relating to a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities requested to be included by each holder. However, except in limited circumstances, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Form S-3 registration rights.    The holders of at least 20% of the then-outstanding shares with registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. The stockholders may only require us to file one registration statement on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Expenses of registration rights.    We will pay all expenses incurred in connection with the registrations described above.

Expiration of registration rights.    The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the seventh anniversary of the effective date of this offering or when such holder holds less than 1% of our outstanding stock and such holder can sell all of its registrable securities in any three-month period without registration under Rule 144 of the Securities Act.

Anti-takeover provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware law.    We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Restated certificate of incorporation and restated bylaw provisions.    Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of directors vacancies. Our restated certificate of incorporation and restated bylaws will authorize generally only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified board.    Our restated certificate of incorporation and restated bylaws will provide that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder action.    Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. We anticipate that our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•

Advance notice requirements for stockholder proposals and director nominations.    Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. We anticipate that our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of undesignated preferred stock.    Our restated certificate of incorporation will provide our board of directors with the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Limitations of liability and indemnification

See “Executive Compensation—Limited liability and indemnification of directors and officers.”

New York Stock Exchange listing

We have applied for the listing of our common stock on the New York Stock Exchange under the symbol “VCRA.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is                     .

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, or the perception that these sales could occur in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the closing of this offering, based on the number of shares outstanding as of June 30, 2011, we will have             shares of common stock outstanding assuming no exercise of the underwriters’ option to purchase additional shares and assuming no exercise of outstanding options or warrants prior to the closing of this offering. All of the             shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining outstanding shares of our common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our stockholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of             , 2011,              shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market.

•

Beginning 180 days after the date of this prospectus,            additional shares will become eligible for sale in the public market, of which            shares will be freely tradable under Rule 144,             shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and the remaining            shares will be held by non-affiliates and subject to the volume and other restrictions of Rule 144.

Lock-up agreements

All of our directors and officers and the holders of substantially all our equity securities are subject to lock-up agreements or market standoff provisions that, subject to exceptions described under “Underwriting,” prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately        shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares of common stock outstanding as of June 30, 2011, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and under the section titled “Underwriting” and will become eligible for sale at the expiration of those agreements.

Stock options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as practicable after this offering. However, resales of the shares registered on the Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock up agreements to which they are subject. For a more complete discussion of our equity incentive plans, see “Executive compensation—Employee benefit plans”.

Registration rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to certain of our stockholders to sell our common stock. For a further description of these rights, see “Description of capital stock—Registration rights.”

Material U.S. federal income tax

consequences to non-U.S. holders

The following is a summary of certain material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed at any time, possibly retroactively, or the Internal Revenue Service, the IRS, might interpret the existing authorities differently, so as to result in U.S. federal income or estate tax consequences different from those set forth below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and, except to the limited extent below, estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions

•	real estate investment trusts or regulated investment companies

•	partnerships or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities)

•	certain former citizens or long-term residents of the United States

•	a “controlled foreign corporation” or “passive foreign investment company”

•	a corporation that accumulates earnings to avoid U.S. federal income tax

•	persons subject to the alternative minimum tax

•	tax-exempt organizations or tax-qualified retirement plans

•	dealers in securities or currencies

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below)

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction

•	persons whose functional currency is other than the U.S. dollar

•	persons who acquired our common stock as compensation for services

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes)

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

The following discussion is for information purposes only. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder that is none of the following:

•	an individual citizen or resident of the United States

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has a valid election to be treated as a U.S. person

An individual other than a U.S. citizen may be a resident of the United States by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Non-citizen U.S. residents are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of ownership and disposition of our common stock. See the section titled “Material U.S. federal income tax consequences to non-U.S. holders—Gain on disposition of common stock.”

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a non-taxable return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock taxed in the same manner as described in the section titled “Material U.S. federal income tax consequences to non-U.S. holders—Gain on disposition of common stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. subject to the discussion below regarding recent legislative withholding updates, and your country of residence. In order to receive a reduced treaty rate, you must provide us or our paying agent with an IRS Form W-8BEN or suitable substitute properly certifying qualification for the reduced rate. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. If you hold the stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. Your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty between the United States and your country of residence applies, attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base maintained by you in the United States) and are includible in your gross income in the taxable year received are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or suitable substitute properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund or credit of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on disposition of common stock

Subject to the discussion below regarding recent legislative withholding developments, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty between the United States and your country of residence applies, the gain is attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base maintained by you in the United States)

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock

In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax or such reduced rate as may be specified by an applicable income tax treaty on the amount by which your U.S.-source gains from the sale or exchange of capital assets exceed your U.S.-source losses from the sale or exchange of capital assets for the year. You should consult any applicable income tax or other treaties between the United States and your country of residence that may provide for different rules.

Federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock is considered property with a U.S. situs, and thus any such common stock held (or treated as such) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and such holder’s country of residence provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or other applicable form. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•

If the proceeds are paid to or through the U.S. office of a broker (U.S. or non-U.S.), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption

•	if the proceeds are paid to or through a non-U.S. office of a broker that is not a “U.S. person,” they will generally not be subject to backup withholding or information reporting

•

if the proceeds are paid to or through a non-U.S. office of a broker that is (1) a U.S. person, (2) a non-U.S. person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business or (3) a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently enacted legislation affecting taxation of our common stock held by or through foreign entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to certain foreign institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. shareholders and/or U.S. account holders. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult the prospective investor’s own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the estimated underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Morgan Keegan & Company, Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to purchase up to             additional shares of common stock from us and the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters in connection with this offering assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Paid by us		Paid by selling stockholders		Total
	Without over- allotment exercise	With over- allotment exercise	Without over- allotment exercise	With over- allotment exercise	Without over- allotment exercise	With over- allotment exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co., for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions (including an exception with respect to shares sold by selling stockholders in this offering), for a period of 180 days after the date of this prospectus, may not, without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co. on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that if one or more of the underwriters publishes or otherwise distributes a research report or makes a public appearance concerning our company within three trading days of the announcement of such material news or material event, the extension of the 180-day restricted period related to such material news or material event (but not related to any other material news or material event) will be only until the later of (i) the last day of the initial 180-day period and (ii) the third trading day after such announcement.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We are applying to have our common stock approved for listing on the New York Stock Exchange under the symbol “VCRA.”

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives

•	our prospects and the history and prospects for the industry in which we compete

•	an assessment of our management

•	our prospects for future earnings

•	the general condition of the securities markets at the time of this offering

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies

•	other factors deemed relevant by the underwriters, the selling stockholders and us

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Selling restrictions

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the joint book-running managers for any such offer

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Legal matters

Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Cooley LLP, Palo Alto, California, will act as counsel to the underwriters.

Experts

The consolidated financial statements of Vocera Communications, Inc. as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Integrated Voice Solutions, Inc. as of December 31, 2009 and September 15, 2010, and for year ended December 31, 2009 and the period from January 1, 2010 to September 15, 2010, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the OptiVox product line of The White Stone Group, Inc. as of December 31, 2009 and October 7, 2010, and for year ended December 31, 2009 and the period from January 1, 2010 to October 7, 2010, included in this prospectus have been so included in reliance on the report of Pershing Yoakley & Associates, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Report of independent registered public accounting firm

To The Board of Directors and Stockholders

of Vocera Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of preferred stock and stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Vocera Communications, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California

August 1, 2011

Vocera Communications, Inc. consolidated balance sheets

	December 31,		June 30, 2011	Pro forma stockholders' equity June 30, 2011
(in thousands, except share and per share amounts)	2009	2010

			(unaudited)	(unaudited)

Assets

Current assets
Cash and cash equivalents	$8,931	$8,642	$11,835
Accounts receivable (net of allowance for doubtful accounts of $0, $10 and $53, respectively)	7,368	9,102	15,098
Other receivables	105	791	975
Inventories	1,151	2,823	2,684
Restricted cash	240	241	241
Prepaid expenses and other current assets	597	1,220	2,712

Total current assets	18,392	22,819	33,545
Property and equipment, net	1,311	1,307	2,435
Other long-term assets	98	85	118
Intangible assets, net	—	4,147	3,645
Goodwill	—	5,575	5,575

Total assets	$19,801	$33,933	$45,318

Liabilities, convertible preferred stock and stockholders' deficit

Current liabilities
Accounts payable	$1,051	$1,103	$1,211
Product warranty	572	605	724
Accrued payroll and other accruals	3,678	7,017	9,908
Deferred revenue, current	10,824	13,920	15,762
Borrowings, current	889	1,405	6,500

Total current liabilities	17,014	24,050	34,105
Deferred revenue, long-term	1,711	2,272	3,304
Borrowings, long-term	888	4,000	2,833
Other long-term liabilities	802	1,217	2,128	$55

Total liabilities	20,415	31,539	42,370

Commitments (Note 9)
Convertible preferred stock; $0.0003 par value—156,082,458 authorized shares; 72,927,191, 72,927,191 and 73,031,612 total issued and outstanding shares at December 31, 2009, December 31, 2010, and June 30, 2011 (unaudited), respectively; zero shares issued and outstanding pro forma (unaudited), (Total liquidation preference $53,553 at June 30, 2011 (unaudited))	52,758	52,758	53,013	—

Stockholders deficit
Common stock, $0.0003 par value—182,539,785 authorized shares, 12,337,766, 16,663,179 and 22,918,882 issued and outstanding shares at December 31, 2009, December 31, 2010 and June 30, 2011 (unaudited), respectively; 100,417,134 issued and outstanding pro forma (unaudited)	4	5	7	30
Additional paid-in capital	2,216	4,013	5,652	60,715
Accumulated deficit	(55,592)	(54,382)	(55,724)	(55,724)

Total stockholders’ deficit	(53,372)	(50,364)	(50,065)	$5,021

Total liabilities, convertible preferred stock and stockholders’ deficit	$19,801	$33,933	$45,318

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc. consolidated statements of operations

	Years ended December 31,				Six months ended June 30,
(in thousands, except per share amounts)	2008	2009	2010		2010	2011

					(unaudited)	(unaudited)

Revenue
Product	$28,352	$25,985		$35,516	$16,019		$23,561
Service	11,474	15,154		21,287	9,616		13,835

Total revenue	39,826	41,139		56,803	25,635		37,396

Cost of revenue
Product	15,542	11,546		13,004	5,873		8,187
Service	4,225	4,320		8,171	3,220		6,199

Total cost of revenue	19,767	15,866		21,175	9,093		14,386

Gross profit	20,059	25,273		35,628	16,542		23,010

Operating expenses
Research and development	7,353	5,992		6,698	3,272		4,591
Sales and marketing	15,394	16,468		20,953	8,772		13,175
General and administrative	3,456	3,489		6,723	1,989		5,081

Total operating expenses	26,203	25,949		34,374	14,033		22,847

Income (loss) from operations	(6,144)	(676)		1,254	2,509		163
Interest income	182	52		33	19		8
Interest expense	(143)	(141)		(77)	(42)		(122)
Other income (expense), net	(208)	(227)		(367)	(251)		(1,217)

Income (loss) before income taxes	(6,313)	(992)		843	2,235		(1,168)
Benefit from (provision for) income taxes	—	—		367	(21)		(174)

Net income (loss)	$(6,313)	$(992)		$1,210	$2,214		$(1,342)

Net income (loss) per share
Basic and diluted	$(0.52)	$(0.08)		$0.00	$0.00		$(0.07)

Weighted average shares outstanding
Basic	12,085	12,234		13,342	12,981		18,989

Diluted	12,085	12,234		17,080	16,052		18,989

Pro forma net income per share (unaudited)
Basic			$			$

Diluted			$			$

Pro forma weighted average shares outstanding (unaudited)
Basic

Diluted

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc. consolidated statements of preferred stock and stockholders’ deficit

	Convertible preferred stock
(in thousands, except share and per share amounts)	Series A		Series B		Series C		Series D		Series E		Series F		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2007	3,062,129	$1,014	5,378,789	$7,043	25,263,158	$11,905	20,478,315	$11,036	8,167,722	$8,770	10,577,078	$12,990	11,935,954	$4	$1,183	$(48,287)	$(47,100)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	230,386	—	33	—	33
Exercise of common stock warrant	—	—	—	—	—	—	—	—	—	—	—	—	30,701	—	—	—	—
Repurchase of unvested common stock	—	—	—	—	—	—	—	—	—	—	—	—	(9,739)	—	(2)	—	(2)
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	481	—	481
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,313)	(6,313)

Balance at December 31, 2008	3,062,129	$1,014	5,378,789	$7,043	25,263,158	$11,905	20,478,315	$11,036	8,167,722	$8,770	10,577,078	$12,990	12,187,302	$4	$1,695	$(54,600)	$(52,901)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	150,464	—	26	—	26
Repurchase of unvested common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	3
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	492	—	492
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(992)	(992)

Balance at December 31, 2009	3,062,129	$1,014	5,378,789	$7,043	25,263,158	$11,905	20,478,315	$11,036	8,167,722	$8,770	10,577,078	$12,990	12,337,766	$4	$2,216	$(55,592)	$(53,372)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	1,949,737	—	357	—	357
Non-employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	507	—	507
Stock options issued with acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	54	—	54

Common stock issued in conjunction with business acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	2,375,676	1	878	—	879
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,210	1,210

Balance at December 31, 2010	3,062,129	$1,014	5,378,789	$7,043	25,263,158	$11,905	20,478,315	$11,036	8,167,722	$8,770	10,577,078	$12,990	16,663,179	$5	$4,013	$(54,382)	$(50,364)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	6,255,703	2	1,261	—	1,263
Exercise of preferred stock warrant	—	—	—	—	—	—	103,030	253	1,391	2	—	—	—	—	—	—	—
Non-employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—		—	11	—	11
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	367	—	367
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,342)	(1,342)

Balance at June 30, 2011 (unaudited)	3,062,129	$1,014	5,378,789	$7,043	25,263,158	$11,905	20,581,345	$11,289	8,169,113	$8,772	10,577,078	$12,990	22,918,882	$7	$5,652	$(55,724)	$(50,065)

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc. consolidated statements of cash flows

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

				(unaudited)	(unaudited)

Cash flows from operating activities
Net income (loss)	$(6,313)	$(992)	$1,210	$2,214	$(1,342)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	809	754	732	368	309
Amortization of purchased intangibles	—	—	223	—	502
Gain on disposal of assets	(109)	(9)	—	—	—
Bad debt expense	5	52	10	—	43
Inventory provision	—	—	—	—	18
Stock-based compensation expense	481	492	507	238	367
Non-employee stock-based compensation expense	—	—	1	—	11
Change in fair value of warrant liability	262	235	325	209	1,201
Change in fair value of option liability	—	—	99	—	437
Changes in current assets and liabilities, net of effect of acquistions:
Accounts receivable	(2,526)	1,043	(1,571)	(416)	(6,039)
Other receivables	(214)	115	(227)	9	(184)
Inventories	(145)	794	(1,672)	(1,356)	121
Prepaid expenses and other current assets	72	(22)	(482)	(201)	(1,143)
Accounts payable	682	(1,566)	(114)	(749)	(311)
Accrued liabilities	292	498	2,829	680	1,753
Warranty reserve	287	(280)	33	(132)	119
Other long-term liabilities	—	—	(432)	—	18
Deferred revenue	3,312	1,883	3,311	(15)	2,874

Net cash provided by (used in) operating activities	(3,105)	2,997	4,782	849	(1,246)

Cash flows from investing activities
Purchase of property and equipment	(932)	(211)	(672)	(142)	(920)
Proceeds from disposal of fixed assets	110	9	—	—	—
Business acquisitions, net of cash acquired	—	—	(8,776)	—	—
Changes in restricted cash	—	(200)	(1)	—	—
Long-term deposits	85	(1)	—	—	—

Net cash used in investing activities	(737)	(403)	(9,449)	(142)	(920)

Cash flows from financing activities
Borrowings	1,446	2,000	5,003	—	4,500
Principal payments on long-term borrowings	(2,543)	(1,884)	(1,866)	(444)	(571)
Payment for repurchase of common stock	(2)	—	—	—	—
Proceeds from exercise of stock options	33	28	1,241	191	1,810
Proceeds from exercise of preferred stock warrants	—	—	—	—	2
Common stock issuance costs	—	—	—	—	(382)

Net cash provided by (used in) financing activities	(1,066)	144	4,378	(253)	5,359

Net increase (decrease) in cash and cash equivalents	(4,908)	2,738	(289)	454	3,193
Cash and cash equivalents at beginning of year	11,101	6,193	8,931	8,931	8,642

Cash and cash equivalents at end of year	$6,193	$8,931	$8,642	$9,385	$11,835

Supplemental cash flow information
Cash paid for interest	$180	$143	$71	$42	$126

Supplemental disclosure of non-cash investing and financing activities
Issuance of stock and stock options in business acquisitions	—	—	879	—	—
Common stock issuance costs included within financing activities	—	—	—	—	382
Property and equipment in accounts payable and accrued liabilities	—	—	—	—	450

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc.

Notes to consolidated financial statements

1. The company

Background

Vocera Communications, Inc. (“Vocera” or the “Company”) is a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. Vocera helps its customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through its Voice Communication solution and new Messaging and Care Transition solutions. The Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. The Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. The Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another.

Vocera was incorporated in Delaware on February 16, 2000. Vocera formed wholly owned subsidiaries Vocera Communications UK Ltd and Vocera Communications Australia Pty Ltd. in 2005, and Vocera Hand-Off, Inc., Vocera Canada, Ltd. and ExperiaHealth, Inc. in 2010.

Since the Company’s inception, it has incurred significant losses and, as of June 30, 2011, it had an accumulated deficit of $55.7 million (unaudited). The Company has funded its operations primarily with customer payments for its products and services, proceeds from issuances of convertible preferred stock, borrowings under its term loan facility and the utilization of its line of credit. From inception, the Company has sold an aggregate of $52.8 million of its convertible preferred stock net of issuance costs. As of June 30, 2011, the Company had cash and cash equivalents of $11.8 million and $9.3 million of outstanding borrowings.

The Company believes that its existing sources of liquidity will satisfy its working capital and capital requirements for at least the next 12 months. Failure to generate sufficient revenue, achieve planned gross margins, or control operating costs may require the Company to raise additional capital through equity or debt financing. Such additional financing may not be available on acceptable terms, or at all, and could require the Company to modify, delay or abandon some of its planned future expansion or expenditures or reduce some of its ongoing operating costs, which could harm its business, operating results, financial condition and ability to achieve its intended business objectives. If the Company raises additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, its existing stockholders could suffer significant dilution in their percentage ownership of the Company and any new securities it issues could have rights, preferences and privileges senior to those of holders of its common stock.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of Vocera and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. The accompanying notes are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Revision of unaudited interim financial statements

Amounts appearing in the statement of cash flows for the six months ended June 30, 2011 have been revised to correct for previously misclassified amounts relating to purchases of property and equipment for which payment had not been made by the period end. The impact of the revision was to increase cash used in operating activities and decrease cash used in investing activities by $450,000, respectively from those amounts previously reported.

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. The estimates include, but are not limited to, revenue recognition, useful lives assigned to long-lived assets, the valuation of common and preferred stock and related warrants and options, stock-based compensation expense, provisions for income taxes and contingencies. Actual results could differ from these estimates, and such differences could be material to the Company’s financial position and results of operations.

Unaudited interim financial information

The accompanying balance sheet as of June 30, 2011 and the statements of operations and of cash flows for the six months ended June 30, 2010 and 2011 and the statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2010 and June 30, 2011, and results of operations and cash flows for the six months ended June 30, 2010 and 2011. The financial data and other information disclosed in these notes to the financial statements related to the six-month periods are unaudited. The results of the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or for any future year.

Unaudited pro forma stockholders’ equity

The unaudited pro forma stockholders’ equity as of June 30, 2011 has been prepared assuming that upon the closing of an initial public offering all of the Company’s outstanding shares of convertible preferred stock will convert into shares of common stock and the outstanding convertible preferred stock warrants will convert into common stock warrants. The June 30, 2011 unaudited pro forma stockholders’ equity reflects the conversion of all 73,031,612 outstanding shares of convertible preferred stock into 77,498,252 shares of common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital.

Principles of consolidation.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted cash

Cash classified as restricted on the balance sheet at December 31, 2009 and 2010 and June 30, 2011, includes $0.2 million as security for a corporate travel card facility and credit card processing services. All restricted cash is current based upon the terms of the restriction on the credit card facilities.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the Company’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The Company has not experienced significant credit losses from its accounts receivable. The Company performs a regular review of its customers’ payment histories and associated credit risks as it does not require collateral from its customers.

The following table presents the changes in the allowance for doubtful accounts:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2011

				(unaudited)
Allowance—beginning of period	$—	$(5)	$—	$(10)
Provisions for bad debts	(5)	(52)	(10)	(43)
Write-off, net of recoveries and other	—	57	—	—

Allowance—end of period	$(5)	$—	$(10)	$(53)

Inventories

Inventories are valued at the lower of standard cost (which approximates computation actual cost on a first-in, first-out basis) or market (net realizable value or replacement cost). The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions.

Fair value of financial instruments

The carrying values of the Company’s cash and cash equivalents approximate their fair value due to their short-term nature. As a basis for determining the fair value of its assets and liabilities, the Company established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liability.

The Company does not have any Level 1 or Level 2 instruments, or instruments valued based on other observable inputs. The Company’s convertible preferred stock warrant liability is classified within Level 3 of the fair value hierarchy.

As of December 31, 2009 and 2010, and June 30, 2011, the fair value hierarchy for the Company’s financial liabilities that are carried at fair value are as follows:

	December 31, 2009				December 31, 2010				June 30, 2011 (unaudited)
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Convertible preferred stock warrants	$—	$—	$802	$802	$—	$—	$1,127	$1,127	$—	$—	$2,073	$2,073

The fair value of Level 3 liabilities are determined based on an option pricing model that takes into account the contract terms as well as multiple inputs such as the Company’s stock price, risk-free interest rates and expected volatility that the Company could not corroborate with market data.

The changes in the fair value of the convertible preferred stock warrant liability is as follows:

	Years ended December 31,		Six months ended June 30,
(in thousands)	2009	2010	2011

			(unaudited)
Fair value at beginning of period	$567	$802	$1,127
Change in fair value	235	325	1,201
Exercise of convertible preferred stock warrants	—	—	(255)

Fair value at end of period	$802	$1,127	$2,073

Concentration of credit risk and other risks and uncertainties

Financial instruments that subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents are deposited with high quality financial institutions. Deposits at these institutions may, at times, exceed federally insured limits. Management believes that these financial institutions are financially sound and, accordingly, that minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The primary hardware component of the Company’s products is currently manufactured by a third-party contractor in Mexico. A significant disruption in the operations of this contractor may impact the production of the Company’s products for a substantial period of time, which could harm the Company’s business, financial condition and results of operations.

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the diversity of the Company’s customer base and geographic sales areas. At December 31, 2009 and 2010, and at June 30, 2011, no customer accounted for 10% or more of accounts receivable. For the years ended December 31, 2009 and 2010, and for the six months ended June 30, 2011, no customer represented 10% or more of revenue.

Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful economic lives of the assets. All assets have useful economic lives of three years except for leasehold improvements, which are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs which are not considered improvements and do not extend the useful life of the assets are charged to operations as incurred.

Goodwill and intangible assets

The Company allocates the purchase price of any acquisitions to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that the Company has made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates. If such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill

Goodwill is tested for impairment at the reporting unit level at least annually or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Given that the acquisitions resulting in the recognition of goodwill occurred in late 2010, the Company’s first annual goodwill impairment testing is scheduled for the beginning of the quarter ending September 30, 2011. No impairment was recorded in 2010 or during the six months ended June 30, 2011. As of June 30, 2011 no changes in circumstances indicate that goodwill carrying values may not be recoverable. Application of the goodwill impairment test requires judgment. Circumstances that could affect the valuation of goodwill include, among other things, a significant change in our business climate and the buying habits of our customers along with changes in the costs to provide our products and services. The Company has identified two operating segments (Product and Service) which management also considers to be reporting units.

Intangible assets

In connection with the acquisitions made in 2010, the Company recorded intangible assets. The Company applied an income approach to determine the values of these intangible assets; the income approach measures the value of an asset based on the future cash flows it is expected to generate over its remaining life. The application of the income approach requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. In applying the income approach, the Company used both the discounted cash flow and profit allocation methods.

Intangible assets are amortized over their estimated useful lives. Upon completion of development, acquired in-process research and development assets are generally considered amortizable, finite-lived assets and are amortized over their estimated useful lives. Finite-lived intangible assets consist of customer contracts, trademarks, and non-compete agreements. The Company evaluates intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. No impairment of intangible assets was recorded in 2010 or during the six months ended June 30, 2011.

Significant judgments required in assessing the impairment of goodwill and intangible assets include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value as to whether an impairment exists and, if so, the amount of that impairment.

Impairment of long-lived assets

The Company periodically reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. Fair value is estimated based on discounted future cash flows. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to its estimated fair values. To date, the Company has not recorded any impairment charges.

Convertible preferred stock warrants

The warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the Company’s consolidated balance sheet. The warrants are subject to reassessment at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock, and the liability will be reclassified to stockholders’ equity (deficit).

Revenue recognition

The Company derives revenue from the sales of communication badges, smartphones, perpetual software licenses for software that is essential to the functionality of the communication badges, software maintenance, extended warranty and professional services. The Company also derives revenue from the sale of licenses for software that is not essential to the functionality of the communication badges.

Revenue is recognized when

•	there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party

•	delivery has occurred or services have been rendered

•	the price is fixed or determinable after evaluating the risk of concession

•	collectability is probable and/or reasonably assured based on customer creditworthiness and past history of collection

A typical sales arrangement involves multiple elements, such as sales of communication badges, perpetual software licenses, professional services and maintenance services which entitle customers to unspecified upgrades, bug fixes, patch releases and telephone support. Revenue from the sale of communication badges and perpetual software licenses is recognized upon shipment or delivery at the customers’ premises as the contractual provisions governing sales of these products do not include any provisions regarding acceptance, performance or general right of return or cancellation or termination provisions adversely affecting revenue recognition. Revenue from the sale of maintenance services on software licenses is recognized over the period during which the services are provided, which is generally one year. Revenue from professional services is recognized on a time and materials basis as the services are provided, generally over a period of two to eight weeks.

For contracts that were signed prior to January 1, 2010 and were not materially modified after that date, the Company recognizes revenue on such arrangements in accordance with the discussion under ASC 985-605, Software Revenue Recognition, for all elements under such arrangements, as the Company’s software licenses sold as part of such multiple element arrangements are considered essential to the functionality of the communications system. The arrangement consideration is allocated between each element in a multiple element arrangement based on vendor-specific objective evidence, or VSOE, of fair value. The Company applied the residual method whereby only the fair value of the undelivered element, based on VSOE, is deferred and the remaining residual fee is recognized when delivered. The Company established VSOE of fair value for maintenance services based on actual renewal rates. The VSOE of fair value for professional services is based on the rates charged for those services when sold independently from a software license.

In October 2009, the FASB amended the guidance for revenue recognition for tangible products containing software components that function together to deliver the products essential functionality and also amended the accounting guidance for multiple element arrangements. The Company concluded that both standards were applicable to the Company’s products and arrangements and elected to early adopt these standards on a prospective basis for revenue arrangements entered into or materially modified on or after January 1, 2010. Under the new guidance, tangible products, containing both software and non-software components that function together to deliver a tangible product’s essential functionality, will no longer be subject to software revenue accounting.

The amended guidance for multiple element arrangements:

•	provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated

•

requires an entity to allocate revenue in an arrangement using best evidence of selling price, or BESP, if a vendor does not have vendor specific evidence, or VSOE, of fair value or third party evidence, or TPE, of fair value

•	eliminates the use of the residual method and require an entity to allocate revenue using the relative selling price method

Under the new guidance, tangible products and the essential software licenses that work together with such tangible products to provide them their essential functionality are now not subject to software revenue recognition accounting rules (non-software elements), while non-essential software licences are still governed under software revenue recognition rules (software elements). In such multiple element arrangements, the Company first allocates the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. For its multiple-element arrangements, the Company allocates revenue to each element based on a selling price hierarchy at the arrangement inception. The selling price for each element is based upon the following selling price hierarchy: VSOE if available, third party evidence, or TPE, if VSOE is not available, or best estimate of selling price, or BESP, if neither VSOE nor TPE are available. The Company then further allocate consideration within the software group to the respective elements within that group following the guidance in ASC 985-605 and our policies as described above.

The Company allocates revenue to all deliverables based on their relative selling prices, which for the majority of the Company’s products and services is based on VSOE of fair value. The Company has established VSOE of fair value for its communication badges, smartphones, software maintenance, extended warranty, and professional services. VSOE of fair value is established based on selling prices when the elements are sold separately and such selling prices fall within a relatively narrow band or through actual maintenance renewal rates. The Company establishes best evidence of selling price, or BESP, considering multiple factors including normal pricing and discounting practices, which considers market conditions, internal costs and gross margin objectives. The Company established BESP for perpetual licenses based on a range of actual discounts off list price, as the actual selling prices for perpetual licenses fall within a relatively narrow range.

Each element is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. The Company considers a deliverable to have standalone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, the Company’s revenue arrangements do not include a general right of return. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions. The adoption of the amended revenue recognition guidance did not result in any significant changes to the individual deliverables to which the

Company allocates revenue as the fair value for most of the deliverables is based on VSOE, or the timing of revenue recognized from the individual deliverables.

The Company also derives revenue from the provision of hosted services on a subscription basis and software sold under term licenses. Revenue from the sale of these products and services are not sold as part of multiple element arrangements and such arrangements are recognized ratably over the term of the arrangement.

Shipping and handling costs

Shipping and handling costs charged to customers are included in revenue and the associated expense is recorded in cost of products sold in the statements of operations for all periods presented.

Research and development expenditures

Research and development costs are charged to operations as incurred. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs up to general availability of the software will be capitalized and amortized on a straight-line basis over the estimated product life, or based on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the time between the establishment of technological feasibility and general availability has been very short and therefore no significant costs have been incurred. Accordingly, the Company has not capitalized any software development costs.

Advertising costs

Advertising costs are included in sales and marketing expense and are expensed as incurred. Advertising costs for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 (unaudited) were immaterial.

Product warranties

The Company offers warranties on certain products and records a liability for the estimated future costs associated with warranty claims, which is based upon historical experience and the Company’s estimate of the level of future costs. Warranty costs are reflected in the consolidated statement of operations as cost of sales.

Stock-based compensation

For options granted to employees, stock-based compensation is measured at grant date based on the fair value of the award and is expensed on a straight-line basis over the requisite service period. The Company determines the grant date fair value of the options using the Black Scholes option-pricing model. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. The fair value of options granted to non-employees is amortized over the vesting period, on a straight-line basis.

For stock options issued to employees and non-employees with specific performance criteria, the Company makes a determination at each balance sheet date whether the performance criteria are probable of being achieved. Compensation expense is recognized until such time as the performance criteria are met or when it is probable that the criteria will not be met.

The Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through its statement of operations.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company records deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and use enacted tax rates and laws that the Company expects will be in effect when they recover those assets or settle those liabilities, as the case may be, to measure those taxes. In cases where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, the Company provides for a valuation allowance. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company has deferred tax assets, resulting from net operating losses, research and development credits and temporary differences that may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax-planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax laws, changes in statutory tax rates and future taxable income levels. If the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, it would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if it were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Due to the amount of net operating losses available for income tax purposes through 2010, the Company had a full valuation reserve against its deferred tax assets.

In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the highest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

The Company includes interest and penalties with income taxes in the accompanying statement of operations. All of the Company’s net operating losses and research credit carryforwards prior to 2007 are subject to tax authority adjustment and all years after 2006 are still subject to tax authority examinations. The Company is currently not subject to any income tax audit examinations by tax authorities in any jurisdictions including U.S. federal, state and local or foreign countries.

Foreign currency translation

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of the subsidiaries into U.S. dollars are included in the Company’s consolidated statements of operations. Translation gains and losses have not been significant to date.

Segments

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer.

The Company has two operating segments which are both reportable business segments: (i) Product; and (ii) Service, both of which are comprised of Vocera’s and its wholly-owned subsidiaries’ results from operations.

Comprehensive income

Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. To date, there are no components of comprehensive income which are excluded from net income (loss) and therefore, no separate statement of comprehensive income has been presented.

Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures. ASU 2010-06 requires disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. The adoption of this new standard did not have a significant impact on the Company’s consolidated financial statements.

3. Income (loss) per share

Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Holders of Series A through Series F preferred stock are each entitled to receive non-cumulative dividends at the annual rate of 8% per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend is paid on common stock, the holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the preferred stock do not have a contractual obligation to share in the losses of the Company. The Company considers its preferred stock to be participating securities. Additionally, the Company considers shares issued upon the early exercise of options subject to repurchase and unvested restricted shares to be participating securities as the holders of these shares have a nonforfeitable right to dividends. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income (loss) per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less income attributable to participating securities between common stock and participating securities. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

The following table presents the calculation of basic and diluted net income (loss) per share:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

				(unaudited)	(unaudited)

Numerator:
Net income (loss)	$(6,313)	$(992)	$1,210	$2,214	$(1,342)
Less: undistributed earnings allocated to preferred stockholders	—	—	(1,210)	(2,214)	—

Net income (loss) attributable to common stockholders	$(6,313)	$(992)	$—	$—	$(1,342)

Denominator:
Weighted average shares used to compute basic net income (loss) per share	12,085	12,234	13,342	12,981	18,989

Effect of potentially dilutive securities:
Employee stock options	—	—	3,738	3,071	—

Weighted average shares used to compute diluted income (loss) per share	12,085	12,234	17,080	16,052	18,989

Net income (loss) per share
Basic and diluted net income (loss) per common share	$(0.52)	$(0.08)	$0.00	$0.00	$(0.07)

Unaudited pro forma net income (loss) per share

Pro forma basic and diluted net income per share were computed to give effect to (i) the conversion of all of the outstanding shares of preferred stock into common stock, (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of these warrants to warrants in common stock and (iii) the repayment in full of outstanding borrowings under the Company’s credit facility using proceeds from the Company’s initial public offering as if these transactions had occurred as of January 1, 2010.

The following table presents the calculation of unaudited basic and diluted pro forma net income per share:

	Year ended December 31, 2010		Six months ended June 30, 2011
(in thousands)

Numerator:
Net income (loss)		$1,210		$(1,342)

Pro forma adjustment to reverse the mark-to-market adjustment related to the convertible preferred stock warrant liability		325		1,201
Pro forma adjustment to eliminate the interest expense on outstanding borrowings to be repaid with the proceeds from the initial public offering		6		122
Tax impact of the pro forma adjustments calculated at the statutory rate		(116)		(463)
Less: net income attributable to participating securities		(1)		—

Net income (loss) used to compute pro forma net income per share		$1,424		$(482)

Denominator:
Weighted average shares used to compute basic net income per share		13,342		18,989
Pro forma adjustment to reflect shares issued to repay outstanding borrowings
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company's expected initial public offering		77,394		77,395

Weighted average shares used to compute pro forma basic net income per share

Effect of potentially dilutive securities:
Employee stock options		3,738		—

Weighted average shares used to compute pro forma diluted net income per share

Pro forma net income per share (unaudited)
Basic	$		$

Diluted	$		$

For 2008, 2009 and 2010, and for the six months ended June 30, 2010 and 2011, the following securities were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	As of December 31,			As of June 30,
(in thousands)	2008	2009	2010	2010	2011

				(unaudited)	(unaudited)
Convertible preferred stock (on an as if converted basis)	77,394	77,394	77,394	77,394	77,498
Options to purchase common stock	19,491	19,467	17,480	15,917	19,868
Common stock subject to repurchase	24	9	692	3	1,705
Warrants to purchase convertible preferred stock	1,428	1,428	1,428	1,428	1,280

4. Acquisitions

Acquisition of Integrated Voice Solutions, Inc.

On September 15, 2010, the Company acquired 100% of the outstanding shares of Integrated Voice Solutions, Inc. (“IVS”), in exchange for $4.1 million in cash. The acquisition was accounted for as a business combination. The results of IVS’ operations have been included in the financial statements since the acquisition date. The Company acquired IVS to help it gain access to a care transition business which addresses patient transfers and nurse shift changes.

Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. Goodwill is attributable to synergies achieved through the hand-off applications used by IVS and the Vocera Voice Communication solution.

The Company’s allocation of the purchase price is summarized below:

(in thousands)	Estimated fair value

Assets acquired
Cash	$1,170
Accounts receivable	47
Other current assets	28
Property and equipment	12
Customer relationships	1,500
Developed technology	400
Goodwill	1,922

Total assets acquired	5,079
Liabilities assumed	(1,007)

Net assets acquired	$4,072

Acquisition of OptiVox product line.

On October 8, 2010, the Company acquired certain assets, the OptiVox product line, from The White Stone Group, Inc. (“OptiVox”), in exchange for $3.8 million in cash and the right to purchase 1,700,000 shares of the Company’s common stock. The right entitled the holder to purchase 1,700,000 shares of the Company’s common stock at an exercise price of $0.37 per share on or before December 31, 2010. The fair value of this right of $54,000 was determined using a volatility of 45%, an expected term of 0.25 years, a risk free rate of 0.15% and a fair value of the Company’s common stock of $0.37 per share. The fair value of this right was accounted for as purchase consideration as there were no performance, service or other obligations associated with this right. The acquisition was accounted for as a business combination. The results of OptiVox’s operations have been included in the financial statements since the acquisition date. The Company acquired OptiVox to help it gain access to a care transition business which addresses patient transfers and nurse shift changes. The OptiVox product line complements the IVS technology which the Company acquired in September 2010.

Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. Goodwill is attributable to synergies achieved through the hand-off applications used by OptiVox and the Vocera Voice Communication solution.

The Company’s allocation of the purchase price is summarized below:

(in thousands)	Estimated fair value

Assets acquired
Fixed assets	$38
Trademarks	60
Customer relationships	380
Developed technology	760
Goodwill	2,645

Net assets acquired	$3,883

Acquisition of ExperiaHealth, Inc.

On November 3, 2010, the Company acquired certain assets from DS Consulting Associates, LLC. (“ExperiaHealth”) for total consideration of $0.1 million. The consideration was in the form of stock options to purchase up to 500,000 shares of common stock of the Company in two equal tranches, contingent upon certain revenue milestones being met for 2010 and 2011. The acquisition was accounted for as a business combination. The options issued for the ExperiaHealth acquisition are treated as contingent consideration and are classified as liabilities which must be adjusted to fair value at each reporting period until the options are vested. Based upon the milestone criteria for 2010, ExperiaHealth vested in a total of 212,717 options of the possible 250,000 available. The Company recorded an expense in other income (expense), net of $0.1 million for 2010 and $0.4 million for the six months ended June 30, 2011 (unaudited), to reflect the change in the fair value of these outstanding options. The results of ExperiaHealth’s operations have been included in the financial statements since the acquisition date. The

Company acquired ExperiaHealth to complement the Company’s products that help hospitals improve patient safety and satisfaction. The allocation of purchase price, and pro forma earnings information, has not been presented because the effect of the acquisition of ExperiaHealth is not material to the financial statements.

Acquisition of Wallace Wireless, Inc.

On December 17, 2010, the Company acquired 100% of the outstanding shares of Wallace Wireless, Inc. (“Wallace Wireless”), a Canadian corporation, in exchange for $2.1 million in cash and, for certain employees, the right to purchase 675,676 shares of the Company’s common stock. The right entitled the holder to purchase 675,676 shares of the Company’s common stock at an exercise price of $0.37 per share within 60 days of the closing of the transaction. The fair value of this right of $15,000 was determined using a volatility of 45%, an expected term of 0.15 years, a risk free rate of 0.11% and a fair value of the Company’s common stock of $0.37 per share. The shares issued under this right require the continued employment of the holders of the shares and vest over a period of 24 months. These shares are subject to repurchase on a pro-rata basis in the event of termination of employment. As such, the fair value of this right is being recognized ratably over the term of employment. The acquisition was accounted for as a business combination. The results of Wallace Wireless’ operations have been included in the financial statements since the acquisition date. The Company acquired Wallace Wireless to gain access to smartphone messaging products enabling secure delivery of text messages, alerts and other information directly to and from smartphones.

The Company allocated the purchase price to the identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. Goodwill is attributable to synergies achieved through combining the technology acquired with the Company’s existing patient solutions.

The Company’s allocation of the purchase price is summarized below:

(in thousands)	Estimated fair value

Assets acquired
Cash	$46
Accounts receivable	126
Other current assets	100
Other receivables	458
Property and equipment	5
Trademarks	10
Non-compete agreements	70
Customer relationships	470
Developed technology	510
In-process R&D	210
Goodwill	1,008

Total assets acquired	3,013
Liabilities assumed	(922)

Net assets acquired	$2,091

Supplemental pro forma financial information

Unaudited supplemental pro forma financial information, prepared as though the acquisitions had been completed at the beginning of the year in which they were completed and the beginning of the immediately preceding year, is as follows:

	Years ended December 31,
(in thousands, except per share data)	2009	2010

	(unaudited)
Revenue	$46,050	$60,593
Net loss	(1,885)	(515)

Net loss per share
Basic and diluted	$(0.14)	$(0.03)

Financial results since the date of acquisition for acquired entities have been included in the consolidated statement of operations. The acquired businesses contributed revenues of $0.5 million and a net loss of $2.1 million to the Company from September 15, 2010 to December 31, 2010.

5. Goodwill and intangible assets

Goodwill

As of December 31, 2009 and 2010, the Company had $0 and $5.6 million, respectively, of goodwill. Goodwill is tested for impairment at the reporting unit level at least annually or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Given that the acquisitions resulting in the recognition of goodwill occurred in late 2010, our first annual goodwill impairment testing is scheduled for the beginning of the quarter ending September 30, 2011. No impairment was recorded in 2010 or during the six months ended June 30, 2011. As of June 30, 2011 no changes in circumstances indicate that goodwill carrying values may not be recoverable.

Intangible assets

The fair values for acquired intangible assets were determined by management relying in part on valuations performed by independent valuation specialists. Acquisition related intangible assets are amortized over the life of the assets on a basis that resembles the economic benefit of the assets. This results in amortization that is higher in earlier periods of the useful life. The estimated useful lives and carrying value of acquired intangible assets are as follows:

		December 31, 2010			June 30, 2011 (unaudited)
(in thousands)	Weighted average useful life (years)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Intangible assets:
Trademarks	6.9	$70	$2	$68	$70	$9	$61
Non-compete Agreements	2.0	70	—	70	70	7	63
Customer relationships	8.6	2,350	137	2,213	2,350	412	1,938
Developed technology	6.0	1,670	84	1,586	1,670	297	1,373
In-process R&D	7.0	210	—	210	210	—	210

Total intangible assets, net		$4,370	$223	$4,147	$4,370	$725	$3,645

Amortization of intangible assets was $0, $0, and $0.2 million, for 2008, 2009, and 2010, respectively, and $0 (unaudited) and $0.5 million (unaudited) for the six months ended June 30, 2010 and 2011, respectively.

Amortization of acquired intangible assets is reflected in cost of revenue and operating expenses. The estimated future amortization of acquired intangible assets as of June 30, 2011 was as follows (in thousands):

2011	$504
2012	872
2013	727
2014	567
2015	389
Thereafter	586

Total	$3,645

6. Balance sheet components

Inventories

	December 31,		June 30,
(in thousands)	2009	2010	2011

			(unaudited)
Raw materials	$—	$740	$251
Finished goods	1,151	2,083	2,433

Total inventories	$1,151	$2,823	$2,684

Property and equipment

	December 31,		June 30,
(in thousands)	2009	2010	2011

			(unaudited)
Computer equipment and software	$2,509	$2,644	$2,999
Furniture fixtures and equipment	595	666	840
Leasehold improvements	1,064	1,070	1,375
Manufacturing tools and equipment	2,207	2,229	2,424
Construction in process	6	333	741

	6,381	6,942	8,379
Less: Accumulated depreciation	(5,070)	(5,635)	(5,944)

Property and equipment, net	$1,311	$1,307	$2,435

Depreciation and amortization expense during 2008, 2009 and 2010 was $0.8 million, $0.8 million and $0.7 million, respectively. Depreciation and amortization expense for the six months ended June 30, 2010 and 2011 was $0.4 million and $0.3 million, respectively (unaudited).

Accrued payroll and other accruals

	December 31,		June 30,
(in thousands)	2009	2010	2011

			(unaudited)
Payroll and related expenses	$2,171	$3,705	$3,092
Uninvoiced purchases	770	1,982	4,380
Deferred rent	464	331	442
Exercise of unvested stock options	—	5	550
ExperiaHealth performance awards	—	46	537
Other	273	948	907

Total accrued payroll and other accruals	$3,678	$7,017	$9,908

7. Product warranties

The Company provides for the estimated costs of hardware warranties at the time the related revenue is recognized. Costs are estimated based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty includes parts and labor over a period generally ranging from one to three years. The Company provides no warranty for software. The Company regularly re-evaluates its estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

A reconciliation of the changes in the Company’s warranty reserve for 2009 and 2010, and the six months ended June 30, 2011 (unaudited) follows:

	December 31,		June 30,
(in thousands)	2009	2010	2011

			(unaudited)
Balance at the beginning of the year	$852	$572	$605
Warranty expenses accrued	859	1,166	753
Warranty settlements made	(1,139)	(1,133)	(634)

Balance at the end of the year	$572	$605	$724

8. Borrowings

Term loan and revolving line of credit

In June 2004, the Company entered into a loan and security agreement with a bank, most recently amended in December 2010 (the “Amendment”). The Amendment renewed the revolving line of credit at $5.0 million, and increased the term loan from $2.0 million to $5.0 million.

The following provides details of each of the two separate forms of credit extended under the loan and security agreement:

Revolving line of credit:

The Amendment allows the Company to borrow up to $5.0 million based on the Company’s working capital. The borrowing base is calculated based on up to 80% of eligible accounts receivable. Any outstanding balances above the availability on the borrowing base will be paid down or cash secured by the Company. Interest is payable monthly with the principal due at maturity. Borrowing under the line of credit bears interest at the bank’s prime rate plus 1%, provided that in no event will the prime rate be less than the 30-Day LIBOR rate plus 2.5%. As of December 31, 2010, and June 30, 2011 the Company had drawn down $0 and $4.5 million under this line of credit, respectively. This line of credit will expire in January 2012.

Term loan:

The Amendment allows the Company to borrow up to $5.0 million under a term loan; on December 13, 2010, the Company borrowed the full $5.0 million available. Approximately $1.0 million of the proceeds from this borrowing was used to pay off the previous term loan which was outstanding at the close of the Amendment. This loan will be repaid with six interest only payments, followed by 30 equal monthly installments of principal plus interest, which began on June 13, 2011. Interest is calculated at the bank’s prime rate plus 1.5% provided that in no event will the prime rate be deemed to be less than the 30-day LIBOR rate plus 2.5%. The term loan will mature in December 2013.

The agreement imposes various limitations on the Company, including without limitation, on its ability to: (i) transfer all or any part of its businesses or properties, merge or consolidate, or acquire all or substantially all of the capital stock or property of another company; (ii) engage in a new business; (iii) incur additional indebtedness or liens with respect to any of its properties; (iv) pay dividends or make any other distribution on or purchase of, any of its capital stock; (v) make investments in other companies; (vi) make payments in respect of any subordinated debt. The agreement also contains certain customary representations and warranties, additional covenants, notice and indemnification provisions, and events of default, including changes of control, cross-defaults to other debt, judgment defaults and material adverse changes to the Company’s business. In addition, the Loan Agreement requires the Company to maintain an adjusted quick ratio of 1.10:1, which is defined as unrestricted cash plus eligible accounts receivable; divided by current liabilities plus all other bank debt less the current portion of deferred revenue. The loan agreement also requires the Company to maintain minimum net income levels on a quarterly basis. As of December 31, 2010 and June 30, 2011, the Company was in compliance with the agreement other than the covenant specifying the quarterly net income amount. The bank waived this violation at December 31, 2010 and June 30, 2011. Subsequent to June 2011, the Bank amended the financial covenant to remove the requirement to maintain minimum quarterly net income levels. This amended covenant will remain in effect for the remainder of 2011.

In connection with the original agreement, the Company issued warrants to purchase 146,273 Series D preferred shares to the bank (Note 10). These warrants were classified as liabilities in accordance with the guidance on distinguishing liabilities from equity, for freestanding warrants and other similar instruments on shares that are redeemable and are carried at fair value. On June 30, 2011, these warrants were exercised.

Operating loan agreement

In association with the Wallace Wireless acquisition, the Company assumed liability for an operating loan agreement executed in June 2008. The loan agreement allows the Company to borrow up to $0.4 million based on 75% of eligible Canadian accounts receivable plus 60% of their eligible U.S. accounts receivable. The amount outstanding on the date of acquisition was $0.4 million. Interest is payable monthly with principle due at maturity. Borrowing under the loan agreement bears interest at the bank’s prime rate plus 1.5%. This loan agreement was fully paid in January 2011.

Loan and security agreement

In October 2005, the Company entered into a loan and security agreement with a financial services firm. The agreement allowed the Company to borrow up to an aggregate of $5.0 million for general corporate purposes. The agreement was terminated in December 2008 and the balance owed paid in full.

In connection with the loan and security agreement the Company issued 317,633 warrants to purchase Series E preferred shares to the financial services firm (Note 10). The fair value of the warrants on the date of issuance was recorded as a discount to the loan and was amortized as interest expense over the repayment period. These warrants are classified as liabilities, the change in fair value is recognized in other income (expense), net.

Total future payments under all borrowings at June 30, 2011 are as follows:

(in thousands)

2011 (remaining)	$833
2012	6,500
2013	2,000

Total payments	9,333
Less: Current portion	(6,500)

Long-term loan obligation	$2,833

9. Commitments

The Company undertakes, in the ordinary course of business, to (i) defend customers and other parties from certain third-party claims associated with allegations of trade secret misappropriation, infringement of copyright, patent or other intellectual property right, or tortious damage to persons or property and (ii) indemnify and hold harmless such parties from certain resulting damages, costs and other liabilities. The term of these undertakings may be perpetual and the maximum potential liability of the Company under certain of these undertakings is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these undertakings and, as a result, the Company believes the corresponding estimated fair value is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. The Company currently has directors and officers insurance.

Non cancelable purchase commitments

The Company enters into non-cancelable purchase commitments with its third-party manufacturer whereby the Company is required to purchase any inventory held by the third- party manufacturer that have been purchased by them based on confirmed orders from the Company. As of December 31, 2009, 2010, and as of the six months ended June 30, 2011 (unaudited), approximately $0, $2.1 million and $2.8 million, respectively, of raw material inventory was purchased and held by the third-party manufacturer which was subject to such purchase requirements.

Leases

The Company leases office space for its headquarters and subsidiaries under non cancelable operating leases, which will expire between December 31, 2011 and March 2016. Rent expense for 2008, 2009 and 2010 was $1.2 million, $1.1 million and $1.2 million, respectively, and for the six months ended June 30, 2010 and 2011 was $0.6 million and $0.8 million (unaudited), respectively. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

Future minimum lease payments at June 30, 2011 under non-cancelable operating leases are as follows:

(in thousands)	Operating leases

2011	$643
2012	1,231
2013	1,372
2014	1,385
2015 and beyond	1,741

Total minimum lease payments	$6,372

Legal matters

From time to time, the Company may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period or on the Company’s cash flows.

10. Convertible preferred stock

The six series of convertible preferred stock with their respective authorized number of shares, issued and outstanding number of shares, value on the balance sheet net of issuance costs, and liquidation value at June 30, 2011 are shown below:

(in thousands, except share amounts)	Authorized	Issued	Proceeds net of issuance costs	Liquidation preference

Series A	3,062,129	3,062,129	$1,014	$1,035
Series B	5,378,789	5,378,789	7,043	7,100
Series C	25,410,526	25,263,158	11,905	12,000
Series D	20,900,000	20,581,345	11,036	11,256
Series E	10,750,000	8,169,113	8,772	9,002
Series F	12,539,785	10,577,078	12,990	13,160

	78,041,229	73,031,612	$52,760	$53,553

The holders of Series A, Series B, Series C, Series D, Series E and Series F preferred stock (hereafter “Series A,” “Series B,” “Series C,” “Series D,” “Series E” and “Series F,” respectively, and together, the “preferred stock”) have the various rights and preferences as set forth below. In addition, in connection with an expired “pay-to-play” automatic conversion provision under the Company’s amended and restated certificate of incorporation, there are authorized a Series A1, Series B1, Series C1, Series D1, Series E1 and Series F1 preferred stock (together, the “pay-to-play preferred stock”), in authorized amounts equal to those above. The pay-to-play preferred stock have the same rights and preferences as the Company’s preferred stock as set forth below. No shares of the pay-to-play preferred stock have been issued.

Voting

Each share of preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

As long as any shares of preferred stock remain outstanding, the Company must obtain approval from the holders of at least 50% of the then outstanding preferred stock in order to: alter the certificate of incorporation; authorize or issue any shares of any superior to or in parity with any such preferences, right or privileges of preferred stock; effect any liquidation, dissolution, winding-up, recapitalization, reorganization, or change of control of the Company; change the number of authorized directors of the Company; make any public offering of its equity securities, other than an initial public offering; redeem, repurchase or reacquire any of the outstanding capital stock of the Company, other than repurchases approved by the Board of Directors; declare or pay any dividends on the common stock.

Dividends

Holders of each series of preferred stock are entitled to receive noncumulative dividends, in preference to common stockholders, at the per annum rate of 8% of the original Series A, Series B, Series C, Series D Series E and Series F issuance price ($0.338, $1.32, $0.475, $0.54692,

$1.1019 and $1.2442, respectively), when and if declared by the Board of Directors. The holders of preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if-converted basis. No dividends on preferred or common stock have been declared by the Board of Directors from inception through June 30, 2011.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and Convertible preferred stock own less than 51% of the resulting voting power of the surviving entity, the holders of Series F are entitled to receive an amount of $1.2442 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A, Series B, Series C, Series D, Series E and common stock. After payment has been made to the holders of Series F, the holders of Series E are entitled to receive an amount of $1.1019 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A, Series B, Series C, Series D and common stock. After payment has been made to the holders of Series E, the holders of Series D are entitled to receive an amount of $0.54692 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A, Series B, Series C and Common Stock. After payment has been made to the holders of Series D, the holders of Series C are entitled to receive an amount of $0.475 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A and Series B and common stock. After payment has been made to the holders of Series C, the holders of Series A and Series B shall be entitled to receive an amount of $0.338 per share of Series A, and $1.32 per share of Series B, plus any declared but unpaid dividends, prior to and in preference to any distribution to holders of common stock. The remaining assets, if any, shall be distributed among the holders of common and preferred stock pro rata in proportion to the number of shares of common stock held by each stockholder on an as-if-converted basis, until the holders of Series A, Series B, Series C, Series D Series E and Series F have received a total of $1.352, $3.96, $1.425, $1.64076, $3.3057 and $3.7326 per share respectively.

Conversion

Each share of preferred stock is convertible, at the option of the holder, into common stock. Series A, Series C, Series D, Series E and Series F have a conversion ratio of 1:1. Series B preferred stock has a conversion ratio of 1:1.8304. Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the earlier of: (1) the closing of a firm commitment underwritten public offering of common stock at a per share price of at least $2.50 per share with net proceeds of at least $25.0 million or (2) an affirmative vote by the majority of preferred stock stockholders.

Warrants for preferred stock

In connection with the line of credit agreement entered into in 2002, the Company issued warrants to purchase 147,368 shares of Series C at an exercise price of $0.475 per share. Such warrants are outstanding at June 30, 2011 and expire in August 2012.

In connection with the loan and line of credit agreement entered into in 2004 (Note 8), the Company issued warrants to purchase 146,273 shares of Series D at an exercise price of $0.54692 per share. On June 30, 2011 these warrants were exercised.

In connection with the loan and security agreement entered into in October 2005 (Note 8), the Company issued warrants to purchase 317,633 shares of Series E at an exercise price of $1.1019 per share. Such warrants are outstanding at June 30, 2011 and expire in October 2015.

In connection with the sale of Series E in October 2005, the Company issued warrants to purchase 816,769 shares of Series E to investors who purchased Series E in October 2005 at an exercise price of $1.1019 per share. In June 2011, two investors exercised warrants to purchase a total of 1,391 shares of Series E. At June 30, 2011, warrants to purchase 815,378 shares of Series E warrants are outstanding and expire in October 2015.

Outstanding warrants to purchase preferred stock are classified as liabilities which must be adjusted to fair value at each reporting period until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will automatically convert into a warrant to purchase shares of common stock and will be reclassified to stockholders’ deficit. The Company recorded an expense in other income (expense), net of $0.3 million, $0.2 million, and $0.3 million for 2008, 2009 and 2010, respectively, to reflect the change in the fair value of these outstanding warrants. For the six months ended June 30, 2010 and 2011 the Company recorded an expense of $0.2 million and $1.2 million (unaudited), respectively, as a result of the change in fair value.

The holders of all the warrants described in the paragraphs above may convert the warrant, in whole or in part, in lieu of exercising the warrant. The number of shares to be issued in such a conversion shall be determined by dividing (a) the aggregate fair market value of the shares issuable upon the exercise of the warrant minus the aggregate warrant price of such shares by (b) the fair market value of one share at the time of conversion.

11. Common stock

The Company’s certificate of incorporation, as amended, authorizes the Company to issue 182.5 million shares of $0.0003 par value common stock.

At June 30, 2011, the Company has reserved shares for issuance of common stock and preferred stock as follows:

	Common	Preferred

Reserved under stock option plans	21,532,044
Conversion of Series A	3,062,129
Conversion of Series B	9,845,429
Conversion of Series C	25,263,158
Conversion of Series D	20,581,345
Conversion of Series E	8,169,113
Conversion of Series F	10,577,078
Exercise of warrants to purchase Series C		147,368
Exercise of warrants to purchase Series E		1,133,011

	99,030,296	1,280,379

Incentive stock option plans

In March 2000, the Company adopted the 2000 Stock Option Plan (the “2000 Plan”). The 2000 Plan provides for the granting of stock options and stock purchase rights to employees (including officers and directors who are also employees), directors and consultants of the Company. Options granted under the 2000 Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees. NSOs and stock purchase rights may be granted to Company employees, directors and consultants. The Company reserved 14,365,000 shares of common stock for issuance under the 2000 Plan. In July 2007, the Board of Directors approved the transfer of 532,620 shares available for issuance under the 2000 Plan to the 2006 Plan.

In April 2006, the Company adopted the 2006 Stock Plan (the “2006 Plan”). The 2006 Plan provides for the granting of stock options and stock purchase rights to employees (including officers and directors who are also employees), directors and consultants of the Company. Options granted under the 2006 Plan may be either ISOs or NSOs. ISOs may be granted only to Company employees. NSOs and stock purchase rights may be granted to Company employees, directors and consultants. As of December 31, 2010 and June 30, 2011 (unaudited) the Company has reserved a total of 20,417,620 and 23,917,620, shares of common stock for issuance under the 2006 Plan, respectively.

Options under the 2000 Plan could be granted for up to 10 years, at a price not less than the fair market value of the shares on the date of grant for ISOs, and not less than 85% of the fair market value on the date of grant for NSOs, provided that the exercise price of an option granted to a greater than 10% stockholder could not be less than 110% of the estimated fair market value on the date of grant. Options under the 2006 Plan may be granted for periods of up to ten years and at prices no less than the fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, options granted to founders vest or have vested over periods ranging from 12 to 48 months, options granted to employees vest or have vested over periods of 12 to 48 months.

Early exercise of stock options

The Company’s stock option plans provide stock option holders the right to elect to exercise unvested options and receive shares of common stock that continue to be subject to the same vesting provisions as the option under which they were issued. At December 31, 2009 and 2010 and June 30, 2011 (unaudited) there were unvested shares in the amounts of 9,000, 16,000 and 1.2 million, respectively, which were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. The restricted shares issued upon early exercise of stock options are legally issued and outstanding and have been reflected in stockholders’ deficit. The Company treats cash received from employees for exercise of unvested options as a refundable deposit shown as a liability in its consolidated financial statements. As of December 31, 2009 and 2010 and June 30, 2011 (unaudited), the Company included cash received for early exercise of options of $0, $0 and $0.5 million, respectively, in accrued liabilities. Amounts from accrued liabilities are transferred into common stock and additional paid-in capital as the shares vest.

Common stock subject to repurchase

Pursuant to the acquisition arrangement with Wallace Wireless, two employees were given the right to purchase 675,676 shares of common stock for $0.37 per share from the Company. Per this agreement, the Company has the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of the employment of these two individuals, at the original purchase price per share. The repurchase rights with respect to the common stock lapse over the vesting period, which is 24 months from the acquisition date. These restricted shares are legally issued and outstanding and have been included in stockholders’ deficit. The amounts received in exchange for these shares have been included in accrued payroll and other accruals in the accompanying consolidated balance sheet and are reclassified to equity as the shares vest.

The following table summarizes the combined stock option activity under the 2000 Plan and the 2006 Plan and non-plan stock option agreements:

		Options outstanding
	Shares available for grant	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

				(in years)	(in thousands)
Outstanding at December 31, 2007	2,673,589	19,435,006	$0.25

Options granted	(699,150)	699,150	$0.31
Options exercised	—	(230,386)	$0.14
Options repurchased	9,739	—	$0.18
Options cancelled	413,147	(413,147)	$0.30

Outstanding at December 31, 2008	2,397,325	19,490,623	$0.25	7.25	$108

Options granted	(261,700)	261,700	$0.17
Options exercised	—	(150,464)	$0.17
Options cancelled	135,286	(135,286)	$0.25

Outstanding at December 31, 2009	2,270,911	19,466,573	$0.25	6.37	$760

Additional reserve for future issuance	4,500,000
Options granted	(4,043,717)	4,043,717	$0.36
Options exercised	—	(1,949,737)	$0.19
Options cancelled	343,046	(343,046)	$0.31
Cancellation of reserved shares under the 2000 Plan	(108,897)	—
Options cancelled and not returned to the reserve for future issuance	(733)	—

Outstanding at December 31, 2010	2,960,610	21,217,507	$0.27	6.50	$1,819

Additional reserve for future issuance	3,500,000
Options granted (unaudited)	(4,985,000)	4,985,000	$0.81
Options exercised (unaudited)	—	(6,255,703)	$0.29
Options cancelled (unaudited)	78,657	(78,657)	$0.50
Options cancelled and not returned to the reserve for future issuance	(2,000)	—

Outstanding at June 30, 2011 (unaudited)	1,552,267	19,868,147	$0.40	7.06	$28,743

Options vested and expected to vest as of December 31, 2010		20,360,360	$0.27	6.54	$1,773

Options vested and exercisable as of December 31, 2010		14,007,104	$0.25	5.88	$1,532

Options vested and expected to vest as of June 30, 2011 (unaudited)		18,818,800	$0.40	7.03	$27,296

Options vested and exercisable as of June 30, 2011 (unaudited)		10,636,056	$0.27	5.69	$16,787

Using the Black-Scholes option valuation model, the weighted-average grant-date fair value of options granted to employees during 2008, 2009, 2010 and the six months ended June 30, 2011 (unaudited) was $0.12 per share, $0.06 per share, $0.16 per share and $0.41 per share respectively. Further information regarding the value of options vested and exercised during 2008, 2009, 2010 and the six months ended June 30, 2011 (unaudited), is set forth below.

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2011

				(unaudited)
Grant-date fair value of options vested during period	$628	$470	$469	$309
Intrinsic value of options exercised during period	45	1	261	3,529

The Company uses the Black-Scholes option-pricing model to calculate the fair value of stock options on their grant date. This model requires the following major inputs: the estimated fair value of the underlying common stock, the expected life of the option, the expected volatility of the underlying common stock over the expected life of the option, the risk-free interest rate and expected dividend yield. The following assumptions were used for each respective period:

	Years ended December 31,			Six months ended June 30,
	2008	2009	2010	2010	2011

Risk-free interest rate	1.94% - 2.72%	1.89% - 2.73%	1.90% - 2.63%	2.51%	2.20% - 2.48%
Expected life (years)	5.52	5.57	5.77	5.77	5.49 - 5.68
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility	45.55% - 45.61%	45.30% - 46.20%	44.03% - 44.52%	44.52%	45.00%

Because the Company’s securities are not publicly traded, the risk-free rate for the expected term of the option was based on the U.S. Treasury Constant Maturity Rate as of the grant date. The computation of expected life was determined based on the historical exercise and forfeiture behavior of the Company’s employees, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The expected stock price volatility for the Company’s common stock was estimated based on the historical volatility of a peer group of publicly-traded companies for the same expected term of the options. The peer group was selected based on industry and market capitalization data. The Company intends to continue to consistently apply this process using the same or similar companies until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company. In this latter case, more suitable companies whose share prices are publicly available would be utilized in the calculation. The Company assumed the dividend yield to be zero, as the Company has never declared or paid dividends and does not expect to do so in the foreseeable future.

Stock-based compensation expense is recognized based on a straight-line amortization method over the respective vesting period of the award and has been reduced for estimated forfeitures. The Company estimated the expected forfeiture rate based on our historical experience, considering voluntary termination behaviors, trends of actual award forfeitures, and other events that will impact the forfeiture rate. To the extent the Company’s actual forfeiture rate is different from the estimate, the stock-based compensation expense is adjusted accordingly.

Included within options outstanding are 1,445 options with an exercise price of $0.29 that contain performance and market based conditions. These options vest upon either (i) the sale of the Company for an enterprise value of at least $400 million or (ii) the completion of an initial public offering and a market capitalization of a least $400 million for 10 consecutive business days at any time after the initial public offering. The fair value of these options will be measured upon the satisfaction of one of the conditions above, and fully expensed in the period in which the condition is satisfied.

During 2010 and the six months ended June 30, 2011, the Company granted options to purchase shares of common stock as follows:

Grant date	Number of options granted	Option exercise price	Fair value of common stock per share

February 26, 2010	109,500	$0.27	$0.27
March 31, 2010	600,000	0.27	0.27
July 16, 2010	118,500	0.34	0.34
September 7, 2010	866,000	0.37	0.37
December 23, 2010	1,887,000	0.36	0.36
March 31, 2011	2,180,800	0.78	0.78
May 5, 2011	2,522,500	0.84	0.84
June 14, 2011	281,700	0.84	1.85

Because the Company’s common stock is not publicly traded, the Board of Directors exercises significant judgment in determining the fair value of the Company’s common stock on the date of grant based on a number of objective and subjective factors. Factors considered by the Board of Directors included:

•	the Company’s stage of development

•	the Company’s financial condition and historical operating performance

•	the Company’s future financial projections and the risk of achieving these projections

•	changes in the company and in the industry since the last time the Board of Directors made a determination of fair value

•	impact of acquisitions on the business, including risks associated with the integration of the acquired operations

•	the financial performance and range of market multiples of comparable companies

•	market and regulatory conditions affecting the Company’s industry

•	the rights, preferences, privileges and restrictions of each security in the Company’s capital structure

•	the expected timing and likelihood of achieving a liquidity event, such as an initial public offering or sale of the company given prevailing market conditions

•	the illiquid nature of the common stock

Since January 2009, the Company has obtained quarterly third-party valuations of its common stock performed in a manner consistent with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations involved estimating, its business enterprise value, or BEV, and then allocating the BEV to each element of the capital structure (e.g. preferred stock, common stock, warrants and options). The Company’s BEV was estimated using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method. The DCF estimated the Company’s enterprise value based on the present value of estimated future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The future cash flows used in the DCF were approved by the Board of Directors quarterly and considered the changes that had taken place in the Company’s business since the last valuation. The estimated present value was then calculated by applying a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business, to the Company’s cash flow projections. The market-based approach considered multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. These multiples were then applied to the Company’s financial metrics to derive a range of indicated values. Once calculated, the DCF and comparable company methods were then weighted to determine the Company’s BEV. The Company’s BEV at each valuation date was allocated to the components of the Company’s capital structure using an option pricing method, weighted for the relative probabilities of either an initial public offering or a sale/merger. As time passed and the prospects of an initial public offering became more favorable, the weight the Company assigned to the initial public offering scenario increased, thereby increasing the value allocated to its common stock.

12. Segments

The Company has two operating segments which are both reportable business segments: (i) Product; and (ii) Service, both of which are comprised of Vocera’s and its wholly-owned subsidiaries’ results from operations. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer.

The CODM regularly receives information related to revenue, cost of revenue, and gross profit for each operating segment, and uses this information to assess performance and make resource allocation decisions. All other financial information, including operating expenses and assets, is prepared and reviewed by the CODM on a consolidated basis.

Assets are not a measure used to assess the performance of the Company by the CODM, therefore the Company does not report assets by segment internally or in its financial statements.

The following table presents a summary of the operating segments:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

				(unaudited)	(unaudited)

Revenue
Product	$28,352	$25,985	$35,516	$16,019	$23,561
Service	11,474	15,154	21,287	9,616	13,835

Total revenue	39,826	41,139	56,803	25,635	37,396

Cost of revenue
Product	15,542	11,546	13,004	5,873	$8,187
Service	4,225	4,320	8,171	3,220	6,199

Total cost of revenue	19,767	15,866	21,175	9,093	14,386

Gross profit	$20,059	$25,273	$35,628	$16,542	$23,010

Supplemental information

The following tables and discussion present the Company’s revenue by product line, as well as revenue and long-lived assets by geographic region.

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

				(unaudited)	(unaudited)

Revenue
Product
Device	$20,144	$20,215	$26,728	$12,314	$17,339
Software	8,208	5,770	8,788	3,705	6,222

Total product	28,352	25,985	35,516	16,019	23,561

Service
Maintenance and support	10,116	13,755	17,447	8,262	10,169
Services and training	1,358	1,399	3,840	1,354	3,666

Total service	11,474	15,154	21,287	9,616	13,835

Total revenue	$39,826	$41,139	$56,803	$25,635	$37,396

The Company’s revenue by geographic region, based on customer location, is summarized as follows:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2008	2009	2010	2010	2011

				(unaudited)	(unaudited)

Revenue
United States	$36,148	$37,517	$51,266	$23,237	$34,270
International	3,678	3,622	5,537	2,398	3,126

Total revenue	$39,826	$41,139	$56,803	$25,635	$37,396

Of the Company’s long-lived assets, of $1,311, $1,307 and $2,435 as of December 31, 2009 and 2010, and June 30, 2011 (unaudited), respectively, $1,311, $1,302 and $2,387 were located in the United States, respectively.

13. Income taxes

The components of income (loss) before income taxes are as follows:

	Years ended December 31,
(in thousands)	2008	2009	2010

United States	$(6,313)	$(992)	$921
International	—	—	(78)

Total income (loss) before income taxes	$(6,313)	$(992)	$843

The components of the provision (benefit) for income taxes are as follows:

	Years ended December 31,
(in thousands)	2008	2009	2010

Current
Federal	$—	$—	$(26)
State	—	—	83
Foreign	—	—	9

	—	—	66

Deferred
Federal	—	—	(310)
State	—	—	(96)
Foreign	—	—	(27)

	—	—	(433)

Total income tax provision (benefit)	$—	$—	$(367)

Reconciliation of the provision for income taxes at the statutory rate to the Company’s provision for income tax is as follows:

	Years ended December 31,
(in thousands)	2008	2009	2010

U.S. federal taxes (benefit) at statutory rate	$(2,134)	$(332)	$316
State income taxes, net of federal benefit	(360)	183	3
Foreign income taxes at rates other than the US rate	4	(4)	2
Stock-based compensation	164	167	229
Change in valuation allowance	2,458	(230)	(1,168)
Non-deductible warrant expense	—	80	110
Non-deductible acquisition costs	—	—	283
Research and development credits	(188)	94	(174)
Other	56	42	32

Total	$—	$—	$(367)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented:

	As of December 31,		As of June 30, 2011
(in thousands)	2009	2010

			(unaudited)
Deferred tax assets
Net operating loss carryforward	$19,400	$18,659	$17,760
Research and development credits	1,783	1,982	2,062
Depreciation and amortization	195	364	332
Reserves and accruals	1,356	1,648	2,651

Total deferred tax assets	22,734	22,653	22,805
Valuation allowance	(22,734)	(21,588)	(21,850)

Net deferred tax assets	—	1,065	955
Deferred tax liabilities	—	(1,103)	(1,009)

Net deferred tax liabilities	$—	$(38)	$(54)

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believes that it is not more likely than not that all of the deferred tax assets in the U.S. and Canada can be realized as of December 31, 2010; accordingly, the Company has recorded a full valuation allowance on its deferred tax assets.

At December 31, 2010, the Company had $46.0 million and $48.8 million, respectively, of federal and state net operating loss carryforwards. The federal net operating loss carryforward begins expiring in 2020, and the state net operating loss carryforward begins expiring in 2012, if not utilized.

In addition, the Company has federal research and development tax credits carryforwards of approximately $1.2 million and state research and development tax credit carryforwards of approximately $1.3 million. The federal credit carryforwards begin expiring 2013 and the state credits carry forward indefinitely. The Internal Revenue Code contains provisions which limit the amount of net operating loss and research credit carryforwards that can be used in any given year if a significant change in ownership has occurred. The Company incurred ownership changes in 2000 and 2004, and as a result $26.9 million of net operating losses and $0 of research credits are subject to varying limitations between $0 and $1.5 million annually. As a result, $0.2 million of the net operating losses and $0 of research credit carryforwards would expire before utilization, and the Company has adjusted the deferred tax assets accordingly. The net operating losses and research credits after 2004 are not subject to limitation.

The Company adopted ASC 740-10-50 “Accounting for Uncertainty of income Taxes” (“ASC 740-10-50”), on January 1, 2009.

The following table reflects changes in the unrecognized tax benefits since January 1, 2009:

	Years ended December 31,
(in thousands)	2009	2010

Gross amount of unrecognized tax benefits as of the beginning of the period	$469	$539
Increases related to prior year tax provisions	—	—
Decreases related to prior year tax provisions	—	(3)
Increases related to current year tax provisions	69	139

Gross amount of unrecognized tax benefits as of the end of the period	$538	$675

As a result of the Company’s historic losses and related valuation allowances, the Company has recorded the uncertain tax amounts above entirely as reductions to deferred tax assets which are subject to a full valuation allowance in its consolidated balance sheet. The Company recognizes interest and penalties relating to uncertain tax positions in income tax expense. As of December 31, 2009 and 2010, and June 30, 2011, penalties and interest were zero for all periods. As the Company is not currently under examination, it is reasonable to assume that the balance of gross unrecognized tax benefits will likely not change in the next 12 months.

The Company files income tax returns in the United States on federal basis and various states. The Company is not currently under any United States federal, state and local, or non-U.S. income tax examinations by tax authorities for any taxable years. All of the Company’s net operating losses and research credit carryforwards prior to 2007 are subject to tax authority adjustment and all years after 2006 are still subject to the tax authority examinations.

The Company has not provided for U.S. federal and foreign withholding taxes on $50,000 of the Company’s non-U.S. subsidiaries’ undistributed earnings as of December 31, 2010, because such earnings are considered indefinitely reinvested in its international operations.

14. Subsequent events

The Company has evaluated subsequent events after the balance sheet date through August 1, 2011, which is the date the financial statements were issued. The Company determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements.

Integrated Voice Solutions, Inc.

Financial statements

December 31, 2009 and September 15, 2010

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Vocera Communications, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Integrated Voice Solutions, Inc. at December 31, 2009 and September 15, 2010 and the results of their operations and their cash flows for the year ended December 31, 2009 and the period from January 1, 2010 to September 15, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California

August 1, 2011

Integrated Voice Solutions, Inc.

Balance sheets

	December 31, 2009	September 15, 2010

Assets

Current assets
Cash and cash equivalents	$643,052	$1,170,070
Short-term investments	376,565	—
Accounts receivable (net of allowance for doubtful accounts of $0, and $4,400 at December 31, 2009 and September 15, 2010)	106,872	46,905
Prepaids and other	34,021	27,818

Total current assets	1,160,510	1,244,793
Property and equipment, net	27,989	24,224

Total assets	$1,188,499	$1,269,017

Liabilities and shareholders' equity

Current liabilities
Accounts payable	$77,076	$3,013
Accrued liabilities	318,944	348,114
Deferred revenue	514,150	770,615

Total current liabilities	910,170	1,121,742

Shareholders' equity
Common stock, no par or stated value
Class A—18,000,000 shares authorized 16,700,000 and 17,700,000 shares issued and outstanding as of December 31, 2009 and September 15, 2010, respectively	—	—
Class B—2,000,000 shares authorized, 2,000,000 shares issued and outstanding as of December 31, 2009 and September 15, 2010	—	—
Class C—2,000,000 shares authorized, none issued and outstanding as of December 31, 2009 and September 15, 2010	—	—
Additional paid-in capital	6,761,647	6,968,358
Accumulated deficit	(6,483,318)	(6,821,083)

Total shareholders' equity	278,329	147,275

Total liabilities and shareholders' equity	$1,188,499	$1,269,017

The accompanying notes are an integral part of these financial statements.

Integrated Voice Solutions, Inc.

Statements of operations

	Year ended December 31, 2009	Period from January 1, 2010 to September 15, 2010

Revenue	$2,098,140	$1,436,122
Cost of revenue	549,827	425,789

Gross profit	1,548,313	1,010,333

Operating expenses
Research and development	278,538	302,281
Sales and marketing	615,723	289,993
General and administrative	358,130	763,302

Total operating expenses	1,252,391	1,355,576

Income (loss) from operations	295,922	(345,243)
Interest income	16,844	7,478
Other income, net	373	—
Loss on sales of property and equipment	(2,067)	—

Net income (loss)	$311,072	$(337,765)

The accompanying notes are an integral part of these financial statements.

Integrated Voice Solutions, Inc.

Statements of shareholders' equity

	Class A common stock		Class B common stock		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount	Number of shares	Amount

Balance December 31, 2008	16,700,000	$—	2,000,000	$—	$6,761,647	$(6,794,390)	$(32,743)

Net income	—	—	—	—	—	311,072	311,072

Balance December 31, 2009	16,700,000	—	2,000,000	—	6,761,647	(6,483,318)	278,329

Class A stock issued	1,000,000	—	—	—	206,711	—	206,711

Net loss	—	—	—	—	—	(337,765)	(337,765)

Balance September 15, 2010	17,700,000	$—	2,000,000	$—	$6,968,358	$(6,821,083)	$147,275

The accompanying notes are an integral part of these financial statements.

Integrated Voice Solutions, Inc.

Statements of cash flows

	Year ended December 31, 2009	Period from January 1, 2010 to September 15, 2010

Cash flows from operating activities
Net income (loss)	$311,072	$(337,765)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	26,109	14,015
Stock-based compensation	—	206,711
Loss on disposal of assets	2,067	—
Bad debt expense	—	4,400
Realized gain on investment	(3,617)	—
Changes in current assets and liabilities
Accounts receivable	130,096	55,567
Prepaids and other	(19,971)	6,203
Accounts payable	64,553	(74,063)
Accrued liabilities	(60,844)	29,170
Deferred revenue	(36,791)	256,465

Net cash provided by operating activities	412,674	160,703

Cash flows from investing activities
Purchase of property and equipment	(16,278)	(10,250)
Proceeds from sale of property and equipment	15,000	—
Purchases of investments	(1,744,942)	(2,596,206)
Proceeds from sales of investments	1,371,994	2,972,771
Maturity of investments	380,988	—

Net cash provided by investing activities	6,762	366,315

Net increase in cash and cash equivalents	419,436	527,018
Cash and cash equivalents at beginning of period	223,616	643,052

Cash and cash equivalents at end of period	$643,052	$1,170,070

The accompanying notes are an integral part of these financial statements.

Integrated Voice Solutions, Inc.

Notes to financial statements

1. The company

Background

Integrated Voice Solutions, Inc. (the “Company”) was organized under the laws of the State of Tennessee in May 1988. The Company develops and markets proprietary telecommunications-based software products. The products developed by the Company are used in a broad range of healthcare facilities including acute care hospitals, nursing homes and rehabilitation hospitals located throughout the United States. Current activities include the research and development of new products and the marketing and support of existing products.

Effective September 15, 2010 the Company was acquired by Vocera Communications, Inc. (“Vocera”). The accompanying financial statements include the financial position and operations of the Company through the effective date of the transaction.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions. The Company places its cash primarily in checking and money market accounts with reputable financial institutions. The carrying value of the Company’s financial instruments, including cash and cash equivalents approximate their fair values due to their relatively short maturities. The Company does not hold or issue financial instruments for trading purposes.

Investments

The Company considers all highly liquid investments with a remaining maturity at the time of acquisition of more than three months but no longer than twelve months to be short-term investments. The Company classifies its securities as available-for-sale, which are reported at fair value with related unrealized gains and losses included as a component of stockholders’ equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income or expense. The cost of securities sold is based on the specific identification method.

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

Fair value of financial instruments

The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, deposits, accounts payable, accrued liabilities and accrued compensation approximates fair value due to their short maturities. Cash and cash equivalents are carried at fair value.

Concentration of credit risk and other risks and uncertainties

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents are deposited with high quality financial institutions. Deposits at these institutions may, at times, exceed federally insured limits. Management believes that these financial institutions are financially sound and, accordingly, minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Allowance for doubtful accounts was $0 and $4,400, respectively, at December 31, 2009 and September 15, 2010. Doubtful account expenses were $0 and $4,400 during the year ended December 31, 2009 and the period ended September 15, 2010, respectively.

As of December 31, 2009, one customer accounted for 45% of accounts receivable. As of September 15, 2010, three customers accounted for 43%, 31% and 11% of accounts receivable.

For the year ended December 31, 2009, one customer accounted for 11% of recognized revenue. For the period ended September 15, 2010, one customer represented 13% or more of recognized revenue.

Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful economic lives of the assets. All assets have useful economic lives of three years except for leasehold improvements, which are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Revenue recognition

The Company derives its revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing its enterprise cloud computing application service, and from customers purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) related professional services and training fees. The Company recognizes revenue when all of the following conditions are met:

•	There is persuasive evidence of an arrangement

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

•	The service has been provided to the customer

•	The collection of the fees is reasonably assured

•	The amount of fees to be paid by the customer is fixed or determinable

The Company’s arrangements do not contain general rights of return.

Subscription and support revenues are recognized ratably over the contract term beginning on the commencement date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Professional services and training fees, when sold with subscription and support offerings, are accounted for separately when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts. The majority of the Company’s consulting contracts are on a time and materials basis. Training revenues are recognized after the services are performed. For revenue arrangements with multiple deliverables, such as an arrangement that includes subscription and consulting or training services, the Company allocates the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

In determining whether the consulting services can be accounted for separately from subscription and support revenues, the Company considers the following factors for each consulting agreement: availability of the consulting services from other vendors, whether objective and reliable evidence for fair value exists for the undelivered elements, the nature of the consulting services, the timing of when the consulting contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the consulting work. If a consulting arrangement does not qualify for separate accounting, the Company recognizes the consulting revenue ratably over the remaining term of the subscription contract.

Deferred revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the Company’s subscription service described above and is recognized as the revenue recognition criteria are met. The Company generally invoices its customers in annual or monthly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Deferred revenue also includes certain deferred professional services fees which are recognized as revenue ratably over the subscription contract term. The Company defers the professional service fees in situations where the professional services and subscription contracts are accounted for as a single unit of accounting. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

Research and development expenditures

Research and development costs are charged to operations as incurred. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs up to general availability of the software will be capitalized and amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the time between the establishment of technological feasibility and general availability has been very short and therefore no significant costs have been incurred in this period. Accordingly, the Company has not capitalized any software development costs.

Advertising costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $3,395 and $2,630 for the year ended December 31, 2009 and the period ended September 15, 2010, respectively.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities under the provisions of enacted tax laws. The effect on deferred taxes of a change in tax rate is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company recognizes and measures benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions and tax benefits annually. Evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues.

The Company files income tax returns in the U.S federal jurisdiction and Tennessee. As of September 15, 2010, the Company’s federal returns for the year ended December 31, 2007 through the current period and most state returns for the year ended December 31, 2006 through the current period are still open to examination. In addition, all of the net operating losses carry-forwards that may be utilized in future years are still subject to examination. The Company is not currently subject to U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

Comprehensive income

Comprehensive income includes all changes in equity (net assets) during a period from non owner sources. To date, there are no components of comprehensive income which are excluded from the net income (loss) and therefore, no separate statement of comprehensive income has been presented.

Fair value hierarchy

The carrying values of the Company’s cash and cash equivalents approximate their fair value due to their short-term nature. As a basis for determining the fair value of certain assets and liabilities, the Company established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining the fair value.

All of the Company’s cash equivalents and short term investments, which are comprised primarily of money market funds and index funds, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or market prices for similar securities. The Company does not have any Level 2 or Level 3 instruments, or instruments valued based on other observable inputs.

As of December 31, 2009 and September 15, 2010, the Company did not have any financial liabilities that were measured at fair value on a recurring basis. Financial assets measured at fair value on a recurring basis as of December 31, 2009 and September 15, 2010 were as follows:

	December 31, 2009		September 15, 2010
	Level 1	Total	Level 1	Total

Money market funds	$643,052	$643,052	$1,170,070	$1,170,070
Index funds	376,565	376,565	—	—

Total assets measured at fair value	$1,019,617	$1,019,617	$1,170,070	$1,170,070

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

3. Balance sheet components

Property and equipment

The components of the Company’s property and equipment and related accumulated depreciation and amortization at December 31, 2009 and September 15, 2010 were as follows:

	December 31, 2009	September 15, 2010

Machinery and equipment	$73,513	$83,763
Furniture and fixtures	13,396	13,396

	86,909	97,159
Less accumulated depreciation	(58,920)	(72,935)

Property and equipment, net	$27,989	$24,224

Depreciation and amortization expense on property and equipment was $26,108 and $14,015 for the year ended December 31, 2009 and for the period ended September 15, 2010, respectively.

Accrued liabilities

	December 31, 2009	September 15, 2010

Accrued payroll	$16,684	$63,333
Accrued sales taxes	238,046	282,659
Customer deposits	64,214	—
Other	—	2,122

Total accrued liabilities	$318,944	$348,114

4. Line of credit

The Company had a $500,000 line of credit agreement with Cornerstone Community Bank, located in Chattanooga, Tennessee. The credit facility bore interest at 1.0% over the bank’s prime rate, but no less than 6.5% and expired on May 15, 2010. Borrowings under this agreement are collateralized by the Company’s accounts receivable, inventories, and furniture and fixtures. There was no outstanding balance on this line of credit at December 31, 2009 and the line of credit was cancelled on May 17, 2010.

5. Commitments

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

Leases

The Company leases office space under a non-cancelable operating lease, which expires in August 2011. Total rent expense under this lease for the year ended December 31, 2009 and the period ended September 15, 2010 was $27,300 and $20,700, respectively. The Company also leases additional office space under a month-to-month rental agreement. Total rent expense under this lease for the year ended December 31, 2009 and the period ended September 15, 2010 was $14,500 and $11,025, respectively. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

Future minimum lease payments under non-cancelable operating leases are as follows:

2010	$6,750
2011	$18,000

Total minimum lease payments	$24,750

6. Common stock

The Company’s charter, as amended, authorizes the Company to issue 18.0 million shares of Class A Common Stock, 2.0 million shares of Class B Common Stock and 2.0 million shares of Class C Common Stock with no stated par value. As of September 15, 2010, there were 17.7 million shares of Class A and 2.0 million shares of Class B Common Stock outstanding.

The Class A and Class B Common Stock are equal in all rights except voting and dissolution rights. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to six votes per share. Upon dissolution, the holders of Class A Common Stock are entitled to receive, on a pro rata basis, net assets of the Company equal in value to the consideration received by the Company for the issuance of Class A Common Stock. Thereafter, Holders of Class A Common Stock and Class B Common Stock are entitled to receive on a pro rata basis the remaining net assets of the Company. Class C Common Stock may be issued in one or more series and may contain such terms, or preferences, limitations and relative rights as the board of directors may establish.

On September 1, 2010, the Company issued 1.0 million of Class A Common Stock to an individual for past services rendered to the Company. The Company recorded an expense in the amount of $206,711 based on the fair value of Class A Common Stock issued on September 1, 2010.

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

7. Income taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect, when the differences are expected to reverse. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets consist of the following:

	September 15, 2010	December 31, 2009

Deferred tax assets
Net operating loss carry-forward	$367,000	$362,000
Research and development credits	—	—
Depreciation and amortizations	—	(2,000)
Reserves and accruals	(1,000)	—

Total deferred tax assets	366,000	360,000
Valuation allowance	(366,000)	(360,000)

Net deferred tax assets	$—	$—

Based upon the weight of available evidence, which includes the Company’s historical operating performance and the recorded U.S. cumulative net losses, the Company has provided a full valuation allowance against its U.S. deferred tax assets. The Company intends to maintain valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances.

At September 15, 2010, the Company had net operating loss (“NOL”) carry-forwards of approximately $956,000 and $974,000 available to reduce future taxable income, if any, for both federal and Tennessee state income tax purposes, respectively. If not utilized, the federal and Tennessee net operating loss carry-forwards expire between 2011 and 2029, and valuation allowances have been reserved, where necessary. Utilization of the NOL carry-forwards are subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the NOL before utilization.

Utilization of the NOL or credit carry-forward may be subject to an annual limitation due to the ownership percentage change limitation provided by the Internal Revenue Code of 1986, as amended, and similar state provision. The annual limitation may result in the expiration of NOL carry-forwards before utilization. The deferred tax assets listed above do not include NOL carry-forwards that are expected to expire unutilized as a result of existing ownership changes.

The Company files income tax returns in the United States and the state of Tennessee. As of September 15, 2010, the Company’s federal returns for the year ended December 31, 2007 through the current period and most state returns for the year ended December 31, 2006

Integrated Voice Solutions, Inc.

Notes to financial statements — (continued)

through the current period are still open to examination. In addition, all of the NOL carryforwards that may be utilized in future years are still subject to examination. The Company is not currently subject to U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

8. Subsequent events

Subsequent events have been evaluated through August 1, 2011, the date of the issuance of these Financial Statements.

On September 15, 2010, Integrated Voice Solutions, Inc. was merged with a wholly-owned subsidiary of Vocera Communications, Inc. and renamed Vocera Hand-off Communications, Inc.

OptiVox Product Line of the

White Stone Group, Inc.

December 31, 2009 and October 7, 2010

Report of independent auditors

To the Shareholders and Board of Directors of The White Stone Group. Inc.:

We have audited the accompanying balance sheets of the OptiVox Product Line (OptiVox) of The White Stone Group, Inc. (TWSG) as of December 31, 2009 and October 7, 2010 and the related statements of operations, changes in net contributions from (to) TWSG and cash flows for the year ended December 31, 2009 and the period from January 1, 2010 to October 7, 2010. These financial statements are the responsibility of TWSG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TWSG’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the OptiVox Product Line of The White Stone Group, Inc. as of December 31, 2009 and October 7, 2010, and the results of its operations and cash flows for the year ended December 31, 2009 and the period from January 1, 2010 to October 7, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the financial statements, the accompanying financial statements include allocation estimates of certain costs shared with TWSG.

/s/ PERSHING YOAKLEY & ASSOCIATES PC

Knoxville, Tennessee

July 22, 2011

OptiVox product line of the White Stone Group, Inc.

Balance sheets

	December 31, 2009	October 7, 2010

Assets
Current assets
Cash and cash equivalents	$67,040	$18,940
Accounts receivable	102,181	188,209
Prepaid expenses and other assets	12,050	17,429

Total current assets	181,271	224,578
Property and equipment, net	76,761	39,600

Total assets	$258,032	$264,178

Liabilities and net contributions from (to) TWSG

Current liabilities
Accounts payable	$23,330	$48,281
Accrued compensated absences	51,597	78,499
Other accrued expenses	18,535	20,888
Unearned revenue	123,775	133,167
Current portion of capital lease obligation	4,949	4,864

Total current liabilities	222,186	285,699
Capital lease obligation, less current portion	5,805	1,798

Total liabilities	227,991	287,497
Commitments and contingencies—Notes G and H
Net contributions from (to) TWSG	30,041	(23,319)

Total liabilities and net contributions from (to) TWSG	$258,032	$264,178

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

Statements of operations

	Year ending December 31, 2009	January 1, 2010 to October 7, 2010

Revenues	$1,137,863	$1,006,576
Cost of revenue	695,214	471,206

Gross profit	442,649	535,370

Operating expenses
Sales and marketing	87,547	120,152
General and administrative	1,424,778	1,374,674

Total operating expenses	1,512,325	1,494,826

Operating loss	(1,069,676)	(959,456)
Interest expense	56,017	132,346

Net loss before income taxes	(1,125,693)	(1,091,802)
Income tax expense	559	520

Net loss	$(1,126,252)	$(1,092,322)

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

Statements of changes in net contributions from (to) TWSG

Net contributions from (to) TWSG

Balance at January 1, 2009	$121,828
Net loss	(1,126,252)
Net cash contributions from TWSG	1,034,465

Balance at December 31, 2009	30,041
Net loss	(1,092,322)
Net cash contributions from TWSG	1,038,962

Balance at October 7, 2010	$(23,319)

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

statements of cash flows

	Year ended December 31, 2009	January 1, 2010 to October 7, 2010

Cash flows from operating activities
Net loss	$(1,126,252)	$(1,092,322)
Adjustments to reconcile net loss to net cash used in activities:
Depreciation of property and equipment	97,090	47,547
Increase (decrease) in cash due to changes in:
Accounts receivable	(20,586)	(86,028)
Prepaid expenses and other assets	(5,900)	(5,379)
Accounts payable	20,564	24,951
Accrued compensated absences	13,238	26,902
Other accrued expenses	18,535	2,353
Unearned revenue	53,916	9,392

Total adjustments	176,857	19,738

Net cash used in operating activities	(949,395)	(1,072,584)

Cash flows from investing activities
Purchases of property and equipment	(12,230)	(10,386)

Net cash used in investing activities	(12,230)	(10,386)

Cash flows from financing activities
Net contributions from TWSG	1,034,465	1,038,962
Payments on capital lease obligation	(5,800)	(4,092)

Net cash provided by financing activities	1,028,665	1,034,870

Net increase (decrease) in cash and cash equivalents	67,040	(48,100)
Cash and cash equivalents, beginning of period	—	67,040

Cash and cash equivalents, end of period	$67,040	$18,940

Supplemental information
Cash paid during period for
Interest	$—	$—
State income taxes	$—	$890
Non-cash transactions
Equipment purchased through capital lease	$2,650	$—

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

Notes to financial statements

Note A. Organization and operations

OptiVox (OptiVox) is a Product Line of The White Stone Group, Inc. (TWSG). During the periods presented herein, OptiVox operated out of various legal entities which were wholly-owned by TWSG or by TWSG shareholders individually (Note B). OptiVox provides a method for communication exchange at patient “hand-offs” occurring between hospital caregivers (such as nurses at shift changes).

Note B. Significant accounting policies

Basis of presentation/ownership of OptiVox

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America using the historical results of operations and historical bases of the assets and liabilities of the OptiVox product line. The historical results of operations, financial position, and cash flows of OptiVox may not be indicative of what they would have been had OptiVox been a separate stand-alone entity, nor are they indicative of what OptiVox’s results of operations, financial position and cash flows may be in the future.

Costs directly attributable to OptiVox presented in the accompanying financial statements include salaries and wages, certain employee benefits, depreciation, long-distance phone and data center charges, legal services, accounting services, and sales and marketing. OptiVox also received services and support from TWSG during the periods included in these financial statements. The costs associated with the services and support functions provided by TWSG have been allocated to OptiVox using methodologies primarily based on proportionate number of personnel or other factors (square footage, etc.). These allocated expenses include financing costs, liability insurance, human resources, as well as facility and other corporate and infrastructural services. Expense allocations have been determined on bases considered to be a reasonable reflection of the utilization of services provided to OptiVox.

The following is a summary of the expense allocations:

	Year ended December 31, 2009	January 1, 2010 through October 7, 2010

General and administrative	$97,959	$84,669
Interest expense	56,017	132,346

Total	$153,976	$217,015

TWSG uses a centralized approach to the financing of its operations. As a result, such debt is recorded at TWSG and is not included in OptiVox’s financial statements. Cash necessary to capitalize and fund OptiVox’s operations has been provided by TWSG in the form of cash advances or payments on behalf of OptiVox, reduced by cash flows generated by OptiVox and remitted to TWSG. Interest has been charged to OptiVox for these cash advances (Note C).

All significant transactions between OptiVox and other TWSG operations or businesses are included in these financial statements. All transactions between OptiVox and TWSG are considered to be effectively settled for cash for purposes of the Statements of Cash Flows at the time the transactions are recorded.

Prior to June 1, 2009, OptiVox was a product line of TWSG. On March 25, 2009, TWSG capitalized Clinical Health Communications, Inc. (CHC) and on April 20, 2009, TWSG distributed all CHC stock to TWSG shareholders in a tax-free exchange. Under the terms of this stock distribution, the shareholders of CHC could only sell their CHC stock to TWSG. On June 1, 2009, TWSG transferred substantially all OptiVox operations to CHC and TWSG continued to provide administrative support to the OptiVox Product Line. On October 7, 2010, TWSG reacquired ownership of, and liquidated, CHC. On October 8, 2010, certain assets of the OptiVox product line were sold to a third party.

The accompanying financial statements present the OptiVox product line and do not reflect any changes in financial position or results of operation as a result of the transfer of operations to CHC, the distribution of CHC stock to TWSG shareholders, the subsequent re-acquisition of CHC stock by TWSG or the liquidation of CHC, as these transactions were undertaken by entities under common control.

Net contributions from (to) TWSG

The accompanying financial statements present the accumulated net income (loss) of the OptiVox Product Line, along with the net cash advances from TWSG, as Net Contributions From (To) TWSG. The net cash advances consist primarily of payroll and employee benefit costs along with other direct operating costs paid by TWSG on behalf of OptiVox (Note C).

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the collectibility of accounts receivable and realization of deferred tax assets.

Cash and cash equivalents

OptiVox considers all highly liquid investments with a maturity of three months or less when purchased to be cash or cash equivalents. OptiVox maintains separate bank accounts for the deposit of collections of accounts receivable and payment of certain operating expenses. Other expenses are paid by TWSG and reimbursed by OptiVox as cash flows permit. OptiVox had no deposits in excess of FDIC insurance limits at December 31, 2009 or October 7, 2010.

Accounts receivable/allowance for bad debts

OptiVox will establish an allowance for uncollectible accounts receivable when management identifies adverse situations that may affect the repayment of an account receivable. This allowance is established through a provision for bad debts charged to earnings. As of December 31, 2009 and October 7, 2010, management believes that all accounts are fully collectible and, therefore, there is no estimated allowance for uncollectible accounts. Periodically, OptiVox may identify uncollectible accounts which are charged directly to earnings. Amounts charged against earnings in 2009 and 2010 were not significant.

Property and Equipment

Property and equipment are stated at cost. Depreciation of equipment is provided for by the straight-line method over the estimated useful life of the assets which ranges from three to five years. Hardware utilized to house OptiVox software at customer locations is reflected as part of Property and Equipment. Equipment held under capital lease arrangements are amortized by the straight-line method over the term of the related lease or the estimated useful life of the asset, whichever is shorter. Amortization of equipment held under a capital lease obligation is reported as part of depreciation expense in the accompanying statements of operations. Costs of maintenance and repairs are expensed as incurred.

OptiVox reviews long-lived assets for impairment whenever circumstances and situations change indicating that the carrying amounts may not be recoverable. At December 31, 2009 and October 7, 2010, management believed there were no such impairments.

Revenue recognition/costs of revenue

OptiVox’s revenue consists of fees from the licensing of its proprietary software and related hardware and are typically billed and collected on a month-to-month basis. Licensing contracts generally are cancellable upon 30 days notice after an initial twelve-month licensing term. OptiVox recognizes revenues when a license agreement has been signed by both parties, the product has been installed, there are no unusual uncertainties surrounding the product acceptance and collection is probable.

In connection with the licensing of its systems, OptiVox provides ongoing maintenance and updates without charge during the license term. Substantially all customers are billed and pay on a month-to-month basis and OptiVox management believes that any such future expenses will be minimal and will not have a material impact on the results of operations.

Cost of revenue consist primarily of depreciation of hardware, long-distance phone charges, data center charges and labor costs for maintenance and support of existing systems.

Fees collected in advance are deferred and recognized on a straight-line basis over the term of the prepayment period. Fees collected but not earned at December 31, 2009 and October 7, 2010 are classified as unearned revenue in the accompanying Balance Sheets. OptiVox also provides training hours as part of the initial product licensing. Training fees collected but not earned at December 31, 2009 and October 7, 2010 are not considered significant.

Sales and Marketing

OptiVox’s policy is to expense advertising costs as incurred. Advertising expense was approximately $64,000 in 2009 and $90,000 in the period January 1, 2010 to October 7, 2010 and included as part of sales and marketing expense. Sales and marketing expense consists of these advertising costs and commissions and do not include any salaries, benefits or other costs.

Income taxes

OptiVox does not file separate tax returns but rather is included in the income tax returns filed by TWSG or CHC in various domestic jurisdictions. For purposes of these financial statements, the tax provision was determined from OptiVox’s Product Line financial information, including allocations and eliminations deemed necessary by management as though OptiVox was filing its own tax return. Further assumptions made in the determination of taxes are stated in Note E.

OptiVox recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect at period end for the year the differences are expected to reverse. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all of, or some portion of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.

OptiVox had no uncertain tax positions at December 31, 2009 or October 7, 2010. As such, no interest or penalties were recognized in the statements of operations related to unrecognized tax benefits.

Comprehensive loss

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the year ended December 31, 2009 and period ended October 7, 2010, comprehensive loss equaled net loss.

New accounting pronouncements

OptiVox adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 855, Subsequent Events, during the year ended December 31, 2009 which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued. OptiVox has evaluated all events or transactions that occurred through July 22, 2011, the date the financial statements were available to be issued.

Note C. Transactions with the White Stone Group, Inc. and other related parties

TWSG pays certain of OptiVox’s expenses and is reimbursed by OptiVox as cash flows permit. TWSG charges OptiVox interest on such advances at 13% of the outstanding net cash advance and is reflected as a separate component in the accompanying statements of operations. No formal debt agreement exists between TWSG and OptiVox, however, consistent with past practices such costs are allocated to OptiVox to reflect financing costs incurred by TWSG to operate the OptiVox product line. Total interest expense recognized due to TWSG cash advances in 2009 was $55,012 and $131,648 in the period ended October 7, 2010.

OptiVox shares and operates under numerous agreements executed by TWSG with third parties, including but not limited to use of facilities leased, equipment held under leasing arrangements and purchasing agreements.

OptiVox incurred professional service fees during the period ended October 7, 2010 from a TWSG Board member in the amount of $13,425 which is reflected as part of general and administrative expense in the accompanying statement of operations for the period January 1, 2010 through October 7, 2010.

Note D. Property and equipment

Property and equipment consist of the following at December 31, 2009 and October 7, 2010:

	December 31, 2009	October 7, 2010

Office software	$4,531	$7,128
Office and other equipment	44,233	52,022
Hardware equipment	326,958	326,958
Equipment held under capital lease	14,970	14,970

	390,692	401,078
Less: Accumulated depreciation	(313,931)	(361,478)

Balance, end of period	$76,761	$39,600

Depreciation expense for the year ended December 31, 2009 was $97,090 and the period ended October 7, 2010 was $47,547. Net book value of equipment held under a capital lease arrangement was $9,333 and $5,851 as of December 31, 2009 and October 7, 2010, respectively.

Note E. Income taxes

The components of income tax expense calculated under the separate return method are as follows:

	Year ended December 31, 2009	January 1, 2010 through October 7, 2010

Current	$559	$520
Deferred	—	—

Total income tax expense	$559	$520

The current provision for federal income tax expense, if any, differs from the application of federal and state tax rates to net income (loss) before income taxes primarily due to timing differences related to depreciation and accrued and/or prepaid expenses, as well as valuation reserves established against deferred tax assets related to net operating losses.

The difference between income tax expense and the amount resulting from applying federal and state statutory rates of 34% and 6.5%, respectively, to income before income taxes is attributable to the following:

	Year ended December 31, 2009	January 1, 2010 through October 7, 2010

Income tax expense at statutory rates	$(431,028)	$(418,051)
Meals and entertainment	4,511	1,600
Key man life insurance	—	871
Change in valuation allowance	433,632	420,109
State income tax minimums	518	520
Impact of differing state apportionment and tax rates	(6,655)	(4,924)
Expiration of state NOL carryforward	—	1,103
Other	(419)	(708)

Total income tax expense	$559	$520

OptiVox has federal net operating loss carryforwards of approximately $4,370,000 and $5,440,000, respectively, and state net operating loss carryforwards of approximately $4,970,000 and $6,130,000, respectively, at December 31, 2009 and October 7, 2010. Federal net operating losses may be used to offset future federal taxable income and expire in 2025 through 2030. State net operating losses may be used to offset future state taxable income to the extent permitted by applicable state statute, expiring between 2011 and 2030.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax assets calculated under the separate return method are as follows:

	December 31, 2009	October 7, 2010

Deferred tax assets
Accruals and reserves	$20,897	$31,792
Depreciation	10,784	16,322
Net operating loss carryforwards	1,810,055	2,246,957

Total deferred tax assets	1,841,736	2,295,071
Valuation allowance	(1,730,170)	(2,150,279)

Net deferred tax assets	111,566	144,792
Deferred tax liabilities
Deferred state income tax expenses	111,566	137,733
Prepaid expenses	—	7,059

Total deferred tax liabilities	111,566	144,792

Net deferred tax liabilities	$—	$—

OptiVox has evaluated the likelihood of the realization of the net deferred tax assets considering the federal and state net operating losses incurred. Management has established a 100% valuation reserve for the net deferred tax asset at each period end, respectively.

FASB ASC 740, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740, requires the evaluation of tax positions taken or expected to be taken in the course of preparing OptiVox’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority, including resolution of any appeals or litigation, based on the technical merits of the position, including administrative practices and precedents. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in OptiVox recording a tax liability that would reduce net assets. Tax positions not deemed to meet a “more likely than not” threshold would be recorded as tax expense in the current year. Management’s analysis of uncertain tax positions resulted in no change in the statements of operations for the year ended December 31, 2009 and period ended October 7, 2010.

Note F. Employee benefit and incentive plans

TWSG sponsors a 401(k) Plan for eligible employees, which included OptiVox employees. Prior to 2009, TWSG matched 100% of the employee’s contributions, not to exceed 6% of compensation. Effective January 1, 2009, TWSG amended the Plan to cease matching contributions.

TWSG also has an incentive bonus plan under which employees receive additional payments based upon revenue and profitability targets. No payments related to this incentive plan were made in 2009 or 2010.

Note G. Commitments and contingencies

Operating leases:    TWSG leases existing office space under an operating lease. Lease expense is allocated to OptiVox based on square footage occupied by OptiVox employees. Total rental expense allocated was $45,005 for the year ended December 31, 2009 and $37,350 for the period ended October 7, 2010. The following summarizes OptiVox’s allocated portion of the future obligations from TWSG’s future minimum lease payments for the years ending December 31:

December 31,

2011	$66,236
2012	68,237
2013	70,286
2014	29,644

Total minimum lease payments	$234,403

Other obligations:    OptiVox recognizes certain hardware under a capital lease arrangement between TWSG and a third party maturing through March 2012, with interest accruing at 10%. OptiVox’s portion of the capital lease obligation and related interest expense has been allocated from TWSG. The following summarizes OptiVox’s future payments, including interest, related to such obligations as of October 7, 2010:

December 31,

2011	$5,263
2012	1,812

7,075
Less: interest	(413)

Total	$6,662

Warranties:    OptiVox warrants that, with normal use and service, the licensed software will substantially conform to the documentation delivered with the licensed software. OptiVox’s sole responsibility is to replace the nonconforming licensed software with a corrected copy upon the return of all licensee copies of the nonconforming licensed software. OptiVox has not experienced any warranty claims for the year ended December 31, 2009 or the period ended October 7, 2010. Management believes that any such future claims will be minimal and will not have a material impact on the results of operations of OptiVox. Accordingly, OptiVox has not provided for warranty costs in the accompanying financial statements.

Note H. Concentration of credit risk

Financial instruments that potentially subject OptiVox to a significant concentration of credit risk consist principally of accounts receivable, as OptiVox generally requires no collateral. At December 31, 2009, three customers represented 47% of total accounts receivable. At October 7, 2010, one customer represented 26% of accounts receivable. Further, one customer accounted for 12% of OptiVox’s revenues in 2009 and 11% in 2010. OptiVox’s customers were domiciled in 17 different states in 2009 and 18 different states in 2010.

            shares

Common stock

Prospectus

J.P. Morgan		Piper Jaffray

Baird	William Blair & Company	Morgan Keegan

                    , 2011

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2011, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and New York Stock Exchange listing fee.

SEC registration fee		$9,288
FINRA filing fee		8,500
The New York Stock Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases)

•	any transaction from which the director derived an improper personal benefit

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions

•	the rights conferred in the bylaws are not exclusive

Prior to the closing of this offering, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section      of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Certain of Registrant’s directors (Brian D. Ascher, Hany M. Nada and Donald F. Wood) are also indemnified by their respective employers with regards to their serving on Registrant’s board.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number

Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Restated Bylaws of the Registrant	3.04
Amended and Restated Investors’ Rights Agreement, dated as of October 10, 2006, by and among the Registrant and certain investors of the Registrant	4.02
Forms of Indemnity Agreement	10.01

Item 15. Recent sales of unregistered securities.

Since January 1, 2008, the Registrant has issued and sold the following securities:

(1) On March 5, 2008, the Registrant granted options to purchase an aggregate of 280,200 shares of common stock to certain of its employees, consultants and other service providers under its 2006 Stock Option Plan at an exercise price of $0.34 per share.

(2) On June 25, 2008, the Registrant granted options to purchase an aggregate of 225,250 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.34 per share.

(3) On October 24, 2008, the Registrant granted options to purchase an aggregate of 70,250 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.34 per share.

(4) On December 22, 2008, the Registrant granted options to purchase an aggregate of 123,450 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.18 per share.

(5) On March 30, 2009, the Registrant granted options to purchase an aggregate of 175,200 shares of common stock to certain of its employees, consultants and other service providers under its 2006 Stock Option Plan at an exercise price of $0.18 per share.

(6) On June 30, 2009, the Registrant granted options to purchase an aggregate of 42,000 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.14 per share.

(7) On September 8, 2009, the Registrant granted options to purchase an aggregate of 18,500 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.13 per share.

(8) On December 12, 2009, the Registrant granted options to purchase an aggregate of 26,000 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.16 per share.

(9) On February 26, 2010, the Registrant granted options to purchase an aggregate of 109,500 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.27 per share.

(10) On March 31, 2010, the Registrant granted options to purchase an aggregate of 600,000 shares of common stock to certain of its directors under its 2006 Stock Option Plan at an exercise price of $0.27 per share.

(11) On July 16, 2010, the Registrant granted options to purchase an aggregate of 118,500 shares of common stock to certain of its employees, consultants and other service providers under its 2006 Stock Option Plan at an exercise price of $0.34 per share.

(12) On September 7, 2010, the Registrant granted options to purchase an aggregate of 866,000 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.37 per share.

(13) On November 3, 2010, the Registrant issued options to purchase up to an aggregate of 500,000 shares of its common stock at an exercise price of $0.37 per share to DS Consulting Associates, LLC.

(14) On December 23, 2010, the Registrant granted options to purchase an aggregate of 1,887,000 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.36 per share.

(15) On December 17, 2010 and December 30, 2010, the Registrant sold an aggregate of 2,375,676 shares of its common stock at $0.37 per share for an aggregate purchase price of $879,000.42 to a total of 30 accredited investors.

(16) On January 24, 2011, the Registrant issued 862,000 shares of its common stock to an executive upon exercise of options granted by the Registrant under its 2006 Stock Option Plan, with an exercise price of $0.29 per share.

(17) On March 31, 2011, the Registrant granted options to purchase an aggregate of 2,191,800 shares of common stock to certain of its employees under its 2006 Stock Option Plan at an exercise price of $0.78 per share.

(18) On May 5, 2011, the Registrant granted options to purchase an aggregate of 2,522,500 shares of common stock to certain of its employees and executives under its 2006 Stock Option Plan at an exercise price of $0.84 per share.

(19) On June 14, 2011, the Registrant granted options to purchase an aggregate of 281,700 shares of common stock to certain of its employees, directors, consultants and other service providers under its 2006 Stock Option Plan at an exercise price of $0.84 per share.

(20) On August 3, 2011, the Registration issued 66,379 shares of its common stock to an accredited investor upon exercise of a non-plan option, with an exercise price of $0.29 per share.

(21) Since January 1, 2008, the Registrant has issued 7,713,544 shares of its common stock to certain of its employees, directors, consultants and other service providers upon exercise of options granted by the Registrant under its stock option plans, with exercise prices ranging from $0.05 to $0.84 per share.

Unless otherwise indicated, the sales of the securities described in paragraphs (13), (15)-(16) and (20) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of the securities described in paragraphs (1)-(12), (14), (17)-(19) and (21) above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Exhibit title

1.01*	Form of Underwriting Agreement.

3.01**	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03**	Bylaws of the Registrant.

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the closing of this offering.

4.01	Intentionally omitted.

4.02**	Amended and Restated Investor Rights Agreement, dated as of October 10, 2006, by and among the Registrant and certain investors of the Registrant.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01**	Forms of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.

10.02**	2000 Stock Option Plan, as amended, and form of stock option agreement.

10.03	2006 Stock Option Plan, as amended, and form of stock option agreement.

10.04*	2011 Equity Incentive Plan and form of option grant.

10.05*	2011 Employee Stock Purchase Plan.

10.06**	Form of Option Agreement dated July 31, 2007, by and between the Registrant and each of Brent Lang, Victoria Perkins, Martin Silver and Robert Zollars.

10.07**	2010 Stock Option Agreement to purchase common stock, dated as of November 30, 2010, issued by the Registrant to DS Consulting Associates, LLC and 2011 Stock Option Agreement to purchase common stock, dated as of November 3, 2010, issued by the Registrant to DS Consulting Associates, LLC.

10.08**	Warrant to purchase shares of Series C Preferred Stock, dated as of August 14, 2002, issued by the Registrant to GE Capital Company.

10.09**	Warrant to purchase shares of Series E Preferred Stock, dated as of October 17, 2005, issued by the Registrant to Leader Equity, LLC.

10.10**	Form of Warrant to purchase Series E Preferred Stock issued by the Registrant.

10.11**	Lease Agreement, dated as of September 26, 2007, by and between 525 Race Street, LLC and the Registrant, as amended on February 17, 2011.

10.12**	Second Amended and Restated Loan and Security Agreement, dated as of January 30, 2009, by and between Comerica Bank and the Registrant, as amended on February 19, 2010 and December 13, 2010.

10.13†**	Original Equipment Manufacturer Agreement, dated as of April 25, 2002, by and between Nuance Communications, Inc. and the Registrant, as amended through April 4, 2006.

10.14†**	Contract Manufacturing Agreement, dated as of June 7, 2010, by and between SMTC Corporation and the Registrant.

Exhibit number	Exhibit title

21.01**	List of subsidiaries.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.03	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.04	Consent of Pershing Yoakley & Associates, P.C., independent accountants.

24.01	Power of Attorney (included on page II-7).

99.01**	Consent of Billian Publishing, Inc.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 14, 2011.

Vocera Communications, Inc.

By:	/s/ Robert J. Zollars
Robert J. Zollars
Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Robert J. Zollars, Michael L. Hutchinson and Jay M. Spitzen, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Robert J. Zollars Robert J. Zollars	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 14, 2011

/s/ Michael L. Hutchinson Michael L. Hutchinson	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	September 14, 2011

/s/ Brian D. Ascher Brian D. Ascher	Director	September 14, 2011

/s/ John B. Grotting John B. Grotting	Director	September 14, 2011

Name	Title	Date

/s/ Jeffrey H. Hillebrand Jeffrey H. Hillebrand	Director	September 14, 2011

/s/ Howard E. Janzen Howard E. Janzen	Director	September 14, 2011

/s/ John N. McMullen John N. McMullen	Director	September 14, 2011

/s/ Hany M. Nada Hany M. Nada	Director	September 14, 2011

/s/ Donald F. Wood Donald F. Wood	Director	September 14, 2011

Exhibit index

Exhibit number	Exhibit title

1.01*	Form of Underwriting Agreement.

3.01**	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03**	Bylaws of the Registrant.

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the closing of this offering.

4.01	Intentionally omitted.

4.02**	Amended and Restated Investor Rights Agreement, dated as of October 10, 2006, by and among the Registrant and certain investors of the Registrant.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01**	Forms of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.

10.02**	2000 Stock Option Plan, as amended, and form of stock option agreement.

10.03	2006 Stock Option Plan, as amended, and form of stock option agreement.

10.04*	2011 Equity Incentive Plan and form of option grant.

10.05*	2011 Employee Stock Purchase Plan.

10.06**	Form of Option Agreement dated July 31, 2007, by and between the Registrant and each of Brent Lang, Victoria Perkins, Martin Silver and Robert Zollars.

10.07**	2010 Stock Option Agreement to purchase common stock, dated as of November 3, 2010, issued by the Registrant to DS Consulting Associates, LLC and 2011 Stock Option Agreement to purchase common stock, dated as of November 3, 2010 issued by the Registrant to DS Consulting Associates, LLC.

10.08**	Warrant to purchase shares of Series C Preferred Stock, dated as of August 14, 2002, issued by the Registrant to GE Capital Company.

10.09**	Warrant to purchase shares of Series E Preferred Stock, dated as of October 17, 2005, issued by the Registrant to Leader Equity, LLC.

10.10**	Form of Warrant to purchase Series E Preferred Stock issued by the Registrant.

10.11**	Lease Agreement, dated as of September 26, 2007, by and between 525 Race Street, LLC and the Registrant, as amended on February 17, 2011.

10.12**	Second Amended and Restated Loan and Security Agreement, dated as of January 30, 2009, by and between Comerica Bank and the Registrant, as amended on February 19, 2010 and December 13, 2010.

10.13†**	Original Equipment Manufacturer Agreement, dated as of April 25, 2002, by and between Nuance Communications, Inc. and the Registrant, as amended through April 4, 2006.

10.14†**	Contract Manufacturing Agreement, dated as of June 7, 2010, by and between SMTC Corporation and the Registrant.

21.01**	List of subsidiaries.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.03	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.04	Consent of Pershing Yoakley & Associates, P.C., independent accountants.

24.01	Power of Attorney (included on page II-7).

99.01**	Consent of Billian Publishing, Inc.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested.